
10012079


Comfort





SUPERTEL
HOSPITALITY, INC.


Days Inn


SUPERTEL INN
& CONFERENCE CENTER



2009 ANNUAL REPORT

Our Company

Supertel is a self-administered real estate investment trust specializing in the ownership of limited-service hotels. As of March 31, 2010, the company owned 114 hotels, aggregating 9,929 rooms located in 23 states.

Supertel Hospitality's senior management team, from left: David Walter, treasurer; Steve Gilbert, chief operating officer; Kelly Walters, chief executive officer; Connie Scarpello, chief financial officer.



Our Mission

To consistently generate a competitive rate of return for our shareholders through a disciplined approach to real estate investments.

2009 Highlights

Updated the company's business strategy based on a stronger, more resilient real estate portfolio to take optimum advantage of the eventual hotel industry recovery.

Divested eight properties in 2009 for $17.2 million with net proceeds of $4.7 million.

Re-evaluated the REIT's portfolio and classified 18 properties as held for sale in the 2009 fourth quarter, for a total of 19 properties held for sale as of December 31.

Refinanced a $9.0 million mortgage loan and extended a second $9.0 million loan.

Reorganized the senior management team, appointed a new chairman, and expanded an existing executive position to include COO duties.


SUPERTEL

Supertel Hospitality corporate headquarters located in Norfolk, Nebraska.

SUPERTEL HOSPITALITY, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 27, 2010

The Annual Meeting of the shareholders of Supertel Hospitality, Inc. will be held at the Durham Western Heritage Museum, 801 South 10th Street, Omaha, Nebraska 68108, on Thursday, May 27, 2010, at 10:00 a.m., local time, for the following purposes:

1. To elect directors to serve on the Board of Directors until the annual meeting of shareholders in 2011 or until their successors have been duly elected and qualified;
2. To ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for 2010;
3. To transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

Only shareholders of the Company of record as of the close of business on April 19, 2010 will be entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

We enclose, as a part of this Notice, a Proxy Statement which contains further information regarding the Annual Meeting and the items of business.

In order that your shares may be represented at the Annual Meeting, you are urged to promptly complete, sign, date and return the accompanying Proxy Card in the enclosed envelope, whether or not you plan to attend the Annual Meeting. If you attend the Annual Meeting in person you may, if you wish, vote personally on all matters brought before the Annual Meeting even if you have previously returned your Proxy Card.

By Order of the Board of Directors,



WILLIAM C. LATHAM
Chairman of the Board

Norfolk, Nebraska
April 23, 2010

SUPERTEL HOSPITALITY, INC.

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is provided in connection with the solicitation of proxies by the Board of Directors of Supertel Hospitality, Inc. (the Company) for use at the annual meeting of shareholders to be held on Thursday, May 27, 2010 and any adjournments thereof. The mailing address of the principal executive offices of the Company is 309 N. 5th St., Norfolk, NE 68701. This Proxy Statement and the Proxy Card, Notice of Meeting and the Company's Annual Report, all enclosed herewith, are first being mailed to the shareholders of the Company on or about April 23, 2010.

The Proxy Solicitation

There are two parts to this solicitation: the Proxy Card and this Proxy Statement. The Proxy Card is the means by which you actually authorize another person to vote your shares in accordance with your instructions. This Proxy Statement provides you with information that you may find useful in determining how to vote.

The solicitation of proxies is being made by the Company primarily through the use of the mails. The cost of preparing and mailing this Proxy Statement and accompanying material, and the cost of any supplementary solicitations, which may be made by mail, telephone or personally by officers of the Company, will be borne by the Company.

Revocation and Voting of Proxies

Execution of a proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Any shareholder giving a proxy has the power to revoke it by submitting a properly executed proxy bearing a later date, by delivering written notice of revocation to the Secretary of the Company before or at the Annual Meeting or by attending the meeting and voting in person. Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. The proxy will be voted as specified by the shareholder in the space(s) provided on the Proxy Card. If no specification is made, the proxy will be voted "for" the seven nominees for directors and "for" ratification of KPMG LLP as the Company's independent registered public accounting firm for fiscal 2010.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 27, 2010:

The proxy statement and annual report to shareholders for the fiscal year ended December 31, 2009 are available under "Investor Relations" at our website: *www.supertelinc.com.*

Voting Rights of Shareholders and Votes Required

Only those shareholders of record at the close of business on April 19, 2010, are entitled to notice of and to vote at the Annual Meeting, or any postponements or adjournments of the meeting. At the close of business on April 19, 2010, the Company had 22,002,322 shares of common stock outstanding, $.01 par value per share. The Company has 803,270 shares of its non-voting Series A Preferred Stock and 332,500 shares of its non-voting Series B Preferred Stock ("Preferred Stock") outstanding. Each share of common stock entitles the record holder thereof to one vote upon each matter to be voted upon at the Annual Meeting. Cumulative voting is not permitted. Under Virginia law and the Company's articles of incorporation and bylaws, a majority of the outstanding shares entitled to vote must be present in person or by proxy at the Annual Meeting to constitute a quorum for the transaction of business.

Shares of common stock represented by proxies marked "abstain" will be counted as shares present for purposes of determining a quorum. Shares of common stock that are voted by brokers holding shares for beneficial owners on some matters will be treated as present for purposes of determining a quorum, but will not be treated as shares entitled to vote at the Annual Meeting on those matters as to which authority is withheld by the broker ("broker non-votes"). No specific provision of Virginia law or the Company's articles of incorporation or bylaws address abstentions or broker non-votes.

The seven nominees receiving the most votes cast at the Annual Meeting will be elected directors; therefore broker non-votes will not affect the outcome of the election of directors. With regard to any other matter, including ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm, shareholders may vote in favor, vote against or abstain from voting on the matter. Approval of such a matter requires more votes cast "for" the matter than votes cast "against" the matter. Thus, although abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business, they are generally not counted for purposes of determining if a proposal has been approved.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock and Preferred Stock as of April 19, 2010 by the following persons (a) each shareholder known to us to beneficially own more than 5% of the outstanding shares of our common stock, (b) each director, (c) each executive officer named in the Summary Compensation Table and (d) all directors and executive officers as a group. A person has beneficial ownership over shares if he or she has or shares voting or investment power over the shares, or the right to acquire that power within 60 days of April 19, 2010. With respect to our continuing qualification as a real estate investment trust, our articles of incorporation contain an ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock, including our Series A Preferred Stock and Series B Preferred Stock, by any person.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Mark H. Tallman P. O. Box 4397 Lincoln, NE 68504	Common Stock	2,145,422 (2)	9.8 %
Paul J. Schulte	Common Stock	1,009,221 (3)	4.6 %
Allen L. Dayton	Common Stock	946,169 (4)	4.3 %
William C. Latham	Common Stock	943,611 (5)	4.3 %
Steve H. Borgmann	Common Stock	889,400 (6)	4.0 %
Jeffrey M. Zwerdling	Common Stock	168,546 (7)	*
	Series A Preferred Stock	16,250	*
George R. Whittemore	Common Stock	124,815 (8)	*
Patrick J. Jung	Common Stock	18,714 (9)	*
Kelly A. Walters	Common Stock	140,000	*
	Series B Preferred Stock	2,604	*

Steven C. Gilbert	Common Stock	30,001 (10)	*
Corrine L. Scarpello	Common Stock	29,500 (11)	*
David L. Walter	Common Stock	29,071 (12)	*
All directors and executive officers as a group	Common Stock	4,330,048 (13)	19.7 %
(11 persons)	Series A Preferred Stock	16,250	*
	Series B Preferred Stock	2,604	*

* Represents less than 1% of the outstanding shares.

(1) In calculating the indicated percentage, the denominator includes the shares of common stock that would be acquired by the person through the exercise of options. The denominator excludes the shares of common stock that would be acquired by any other person upon such exercise.

(2) Based solely on Schedule 13G delivered to the Company by the beneficial owner.

(3) Includes 34,200 shares of common stock owned by Mr. Schulte's wife, and 40,000 shares of common stock which he has the right to acquire through the exercise of options. Mr. Schulte has pledged his common stock to secure a personal line of credit of $1,346,000 with a bank.

(4) Includes 784,055 shares of common stock held by the Southern Improvement Company, Inc., 138,800 shares of common stock held by Video Service of America, Inc., and 5,714 shares of common stock which he has the right to acquire through the exercise of options. Mr. Dayton has pledged 288,000 shares of common stock.

(5) Includes 863,611 shares of common stock held by Budget Motels, Inc.

(6) Includes 24,500 shares held by Mr. Borgmann's wife, 1,500 shares held by his child and 5,714 shares of common stock which he has the right to acquire through the exercise of options.

(7) Includes 43,659 shares of common stock held in various accounts of which Mr. Zwerdling serves as trustee or over which he has complete trading authorization (these positions are revocable), and 2,857 shares of common stock which he has the right to acquire through the exercise of options.

(8) Includes 46,176 shares of common stock owned by Mr. Whittemore's wife, and 5,714 shares of common stock he has the right to acquire through the exercise of options.

(9) Includes 1,000 shares of common stock owned by Mr. Jung's wife and 5,714 shares of common stock which Mr. Jung has the right to acquire through the exercise of options.

(10) Includes 25,001 shares of common stock which Mr. Gilbert has the right to acquire through the exercise of options.

(11) Includes 25,000 shares of common stock which Ms. Scarpello has the right to acquire through the exercise of options.

(12) Includes 250 shares of common stock owned by Mr. Walter's wife and 25,001 shares of common stock which Mr. Walter has the right to acquire through the exercise of options.

(13) Includes 140,715 shares of common stock which the directors and executive officers have the right to acquire through the exercise of options.

CORPORATE GOVERNANCE

Independence

The Company's Articles of Incorporation and the Nasdaq Stock Market listing standards each require that a majority of the Board of Directors are to be independent directors. The Articles of Incorporation defines an independent director as a person who is not an officer or employee of the Company or an affiliate of (a) any advisor to the Company under an advisory agreement, (b) any lessee of any property of the Company, (c) any subsidiary of the Company, or (d) any partnership which is an affiliate of the Company.

The Nasdaq Stock Market listing standards defines an independent director as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons are not considered independent under the listing standards:

- a director who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company;

- a director who accepted or who has a family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

  - compensation for Board or Board committee service;
  - compensation paid to a family member who is an employee (other than an executive officer) of the Company ; or
  - benefits under a tax-qualified retirement plan, or non-discretionary compensation;

- a director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

- a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

  - payments arising solely from investments in the Company's securities; or
  - payments under non-discretionary charitable contribution matching programs;

- a director who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

- a director who is, or has a family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

Board of Directors

The current seven-member Board of Directors is comprised of a majority of independent directors, as defined by the Nasdaq Stock Market listing standards and the Company's Articles of Incorporation. The Board of Directors has determined that the following directors are independent under the Company's Articles of Incorporation and the Nasdaq Stock Market listing standards: Messrs. Borgmann, Zwerdling, Dayton, Whittemore and Jung. Mr. Schulte was an employee of the Company until December 31, 2009. During 2007, the Company purchased a total of six hotels from Waterloo Hospitality, Inc. and Budget Motels, Inc., entities owned and controlled by Mr. Latham for an aggregate purchase price of $37.8 million, completing the last purchase on July 31, 2007.

The Board of Directors held six meetings in 2009. During 2009, all directors attended at least 75% of all Board meetings and meetings of the committees on which they served. The non-employee directors met in executive session at all board meetings in 2009 without management present, and intend to meet in executive session without management present at all future board meetings.

The Company has not adopted a formal policy on Board members' attendance at its annual meetings of shareholders, although all Board members are encouraged to attend and historically most have done so. All Board members attended the Company's 2009 Annual Meeting of Shareholders.

The Company's Board of Directors has an Investment Committee, Compensation Committee, Nominating Committee and an Audit Committee. The Board of Directors may, from time to time, form other committees as circumstances warrant. Such committees have the authority and responsibility delegated to them by the Board of Directors.

Board Leadership and Risk Oversight

The Board leadership structure consists of a non-employee Chairman, which the Board believes is appropriate for the Company at this time. The Board of Directors is primarily responsible for overseeing the Company's risk management processes. This responsibility has been delegated by the Board of Directors to the Audit Committee and the Compensation Committee, each with respect to the assessment of the Company's risks and risk management in its respective areas of oversight.

Compensation Committee

The Compensation Committee currently consists of Messrs. Borgmann (Chairman), Jung, and Whittemore. All members of the Compensation Committee are independent within the meaning of the Nasdaq Global Market listing standards. This committee makes recommendations to the Board regarding executive compensation policy, the actual compensation of Directors and executive officers, and any benefit plans for the Company's management team. The Compensation Committee held four meetings during 2009. The committee operates pursuant to a written charter adopted by the Board of Directors. A copy of the charter is available on our website at www.supertelinc.com in the Investor Relations section under "Governance Docs."

Nominating Committee

The Nominating Committee currently consists of Messrs. Zwerdling (Chairman), Dayton and Jung. The committee operates pursuant to a written charter adopted by the Board of Directors. A copy of the charter is available on our website at www.supertelinc.com in the Investor Relations section under "Governance Docs."

Under its charter, the Nominating Committee is to consist of not less than three members. Each member of the Nominating Committee is independent within the meaning of the Nasdaq Stock Market listing standards.

The Nominating Committee is responsible for selecting those individuals to recommend to the entire Board of Directors for election to the board. The Nominating Committee will consider shareholder nominations for directors if made (1) in writing by a shareholder entitled to vote in the election of Directors generally and (2) pursuant to the company bylaws. In order to be considered for the next election of Directors at the 2011 Annual Meeting, in accordance with the Company's bylaws, shareholder nominations must be received by the Secretary, at the Company's principal office in Norfolk, Nebraska, on or before February 25, 2011.

In order to be valid, a shareholder nomination must set forth (1) the name and address of the shareholder who intends to make the nomination; (2) the name and address of the person or persons to be nominated; (3) a representation that the shareholder is a record holder of stock of the Company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (4) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such persons) pursuant to which the shareholder is making the nomination; (5) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (6) the written consent of each nominee to serve as a director if elected. Any candidates submitted by a shareholder or shareholder group are reviewed and considered in the same manner as all other candidates.

The Nominating Committee identifies director nominees through a combination of referrals, including by management, existing board members and shareholders, and direct solicitations, where warranted. Once a candidate has been identified the Nominating Committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. If the committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to recommend the individual as a nominee to the entire Board of Directors to stand for election to the board.

Among the factors that the committee considers when evaluating proposed nominees are their experience in the hospitality industry and knowledge of and experience in business matters, finance, capital markets and mergers and acquisitions. The committee may request references and additional information from the candidate prior to reaching a conclusion. The committee is under no obligation to formally respond to recommendations, although as a matter of practice, every reasonable effort is made to do so.

The Nominating Committee received no shareholder recommendations for nomination to the Board of Directors in connection with the 2010 Annual Meeting. The Nominating Committee held one meeting during 2009.

Audit Committee

The Audit Committee currently consists of Messrs. Jung (Chairman), Whittemore, and Zwerdling. All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market listing standards. The Audit Committee is responsible for the engagement of the independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves professional services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The Board of Directors has determined that Patrick J. Jung is an audit committee financial expert within the meaning of SEC regulations. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors. A copy of the charter is available on our website at www.supertelinc.com in the Investor Relations section under "Governance Docs." The Audit Committee held five meetings during 2009. The Audit Committee has a written policy with respect to its review and approval or ratification of transactions between the Company and a director, executive officer or related person covered by the SEC's rule S-K 404(a).

Investment Committee

The Investment Committee currently consists of Messrs. Dayton (Chairman), Borgmann, Latham, and Zwerdling. The Investment Committee reviews potential hotel acquisitions and makes recommendations to the Board of Directors with respect to proposed acquisitions. Any acquisition, investment or purchase of property requires approval of the Investment Committee of the Board of Directors.

Shareholder Communications with the Board of Directors

The Company provides an informal process for shareholders to send communications to the Board of Directors. Shareholders who wish to contact the Board of Directors or any of its members may do so in writing to Board of Directors, Supertel Hospitality, Inc., 309 North 5th Street, Norfolk, NE 68701. Correspondence directed to an individual board member will be referred to that member. Correspondence not directed to a particular board member will be referred to the Chairman of the Board.

ITEM 1. ELECTION OF DIRECTORS

Nominees for Directors

The Company's articles of incorporation provide that the Board of Directors can set the number of directors, but also provide that the Board of Directors must have no less than three nor more than nine directors. The Board of Directors is presently comprised of seven members. The Board of Directors has set the number of directors to serve in 2010 at seven, which means that seven directors will be elected at the Annual Meeting and will serve a term expiring at the next annual meeting or until a successor is selected. Each of the nominees is currently a director and has served continuously since joining the Board.

The Board of Directors has no reason to doubt the availability of the nominees, and all have indicated their willingness to serve as a director of the Company if elected. If any nominee becomes unavailable or unwilling to serve as a director for any reason, the person named as proxy on the Proxy Card is expected to consult with the Nominating Committee of the Company in voting the shares represented by the proxies, including voting for a substitute nominee.

The names of the director nominees, and certain information about them, are set forth below.

William C. Latham, *Chairman of the Board.* Mr. Latham has served as a director of the Company since December 2008. Mr. Latham, age 76, is the founder and Chairman of the Board of Budget Motels, Inc. Mr. Latham was previously a member of the Board of Directors and served as Chairman of the Commonwealth Savings and Loan Association in Manassas, Virginia. Mr. Latham currently sits on several advisory boards and is an active member of the Virginia Tech Foundation's Board of Directors and its audit committee. Mr. Latham is a graduate of Virginia Polytechnic Institute. He has been active in the ownership and management of hotels since 1972 and, as a veteran of hotel operations, he provides the Board with leadership in his role as Chairman of the Board and an experienced resource for Company operations.

Committee: Investment

Paul J. Schulte, *Director.* Mr. Schulte, age 76, served as President and Chief Executive Officer from August 15, 2004 to April 14, 2009 and Chairman of the Board until December 31, 2009. Mr. Schulte joined the Company's Board in October 1999, upon acquisition by the Company of the former Supertel Hospitality, Inc. Prior to the acquisition, he was a founder and the Chairman of the Board, Director, President and Chief Executive Officer of the former Supertel, which was involved in acquiring, developing, owning, managing and operating limited service hotels. Mr. Schulte is a seasoned resource for the conduct of the Company's business with his more than 30 years in the hotel industry and his experience as a director and former chief executive officer and chairman of the Company and a founder of the former Supertel.

George R. Whittemore, *Director.* Mr. Whittemore has served as a director of the Company since November 1994. Mr. Whittemore, age 60, retired, served as President and Chief Executive Officer of the Company until August 15, 2004. Mr. Whittemore served as Senior Vice President and director of both Anderson & Strudwick, Incorporated, a brokerage firm based in Richmond, Virginia, and Anderson & Strudwick Investment Corporation, from October 1996 until October 2001. Anderson & Strudwick has served as an underwriter for Company public stock offerings. He served as a director and the President and Managing Officer of Pioneer Federal Savings Bank and its parent, Pioneer Financial Corporation, from September 1982 until August 1994, when these institutions were acquired by a merger with Signet Banking Corporation (now Wachovia Corporation). Mr. Whittemore was appointed President of Mills Value Adviser, Inc., a registered investment advisor, in April 1996. Mr. Whittemore is currently a director and serves on the compensation committee of Village Bank & Trust in Richmond, Virginia. He is also a director of Prime Group Realty Trust, Lightstone Value Plus Real Estate Investment Trust, Inc. and Lightstone Value Plus Real Estate Investment Trust II, Inc. and serves on the audit committee of two of these companies. Mr. Whittemore is a graduate of the University of Richmond. Mr. Whittemore's experience as a director of real estate trusts and as a former chief executive of the Company provides significant assistance to the Board in the oversight of Company business and the conduct of Company operations as a real estate investment trust.

Committee: Audit, Compensation

Steve H. Borgmann, *Director.* Mr. Borgmann joined the Company's Board in October 1999, and since the merger between the former Supertel and the Company he has been engaged in developing and owning apartment buildings. Mr. Borgmann, age 64, was a founder, director and the Executive Vice President of former Supertel. Prior to the merger, Mr. Borgmann had been involved in acquiring, developing, owning, managing and operating limited service hotels for the former Supertel or its predecessors since 1978. Mr. Borgmann is a graduate of the University of Nebraska - Lincoln. Mr. Borgmann's experience as a developer of real estate and as a founder of the former Supertel greatly assists the conduct, development, and operation of the Company's business.

Committee: Compensation, Investment

Jeffrey M. Zwerdling, Esq., *Director.* Mr. Zwerdling has served as a director of the Company since November 1996. Mr. Zwerdling, age 65, is Managing Partner at the law firm of Zwerdling, Oppleman & Adams in Richmond, Virginia since June 1972. Mr. Zwerdling is a general practice attorney with an emphasis in commercial real estate, corporate law and general litigation. He is currently President and a director of The Corporate Center, owner of a 225,000 square foot office park complex located in Richmond, Virginia. Mr. Zwerdling is a graduate of Virginia Commonwealth University (B.S.) and William & Mary Law School (J.D.). Mr. Zwerdling provides the Board with a combination of legal and management experience in commercial real estate.

Committees: Audit, Nominating, Investment

Allen L. Dayton, *Director.* Mr. Dayton joined the Company's Board in May 2003, upon election by the Company's shareholders. Mr. Dayton, age 61, has been Chairman of the Board of Video Service of America since 1977 and Southern Improvement Company since 2000. Mr. Dayton is a private investor and his investment holdings include positions in companies operating in the printing, cable television, distribution and real estate industries. Mr. Dayton was previously Chairman of the Kellogg Savings Bank. Mr. Dayton sits on the boards of several business schools, and also serves as a Trustee of the University of Nebraska Foundation. Mr. Dayton's experience as a private investor provides the Board with valuable insight on stockholder interests and sources of capital.

Committees: Nominating, Investment

Patrick J. Jung, *Director.* Mr. Jung, age 62, has served as Chief Operating Officer of Surdell & Partners LLC since 2000. Mr. Jung was with KPMG from 1970 until 2000. During that period, he served as a partner for 20 years and as the Managing Partner of the Nebraska Business Unit (offices in Omaha and Lincoln) for six years. Mr. Jung is a CPA, and is a graduate of the University of South Dakota and received his M.B.A. from Creighton University. Mr. Jung serves on the board of directors of the Burlington Capital Group, including America First Tax Exempt Investors, L.P., and also serves on the board of directors of Werner Enterprises, Inc. He also serves as chairman of Burlington Capital Group's audit committee and Werner Enterprises' audit committee and its compensation committee. Mr. Jung's extensive experience in accounting is a resource for the Board with respect to the board's oversight of the Company's financial reporting.

Committees: Audit, Compensation, Nominating

Unless authority for the above nominees is withheld, the person named as proxy on the Proxy Card will vote the shares represented by the enclosed proxy card, if executed and returned, "for" the election of the nominees named above.

The Board of Directors Unanimously Recommends a Vote "FOR" each of the Nominees.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis provides information which the Compensation Committee of the Board of Directors (the "Committee") believes is relevant to an assessment and understanding of compensation awarded to, earned by or paid to Supertel's executive officers listed in the summary compensation table (named executive officers). This discussion should be read in conjunction with the summary compensation table and related tables in this proxy statement and the "Compensation Committee" information in the corporate governance section in this proxy statement.

Compensation Overview and Objective. The Committee has the responsibility for developing and maintaining an executive compensation policy for named executive officers that creates a direct relationship between pay levels and corporate performance and returns to shareholders. The objective of the Company's compensation program is to attract and retain a high caliber of management who will manage the Company in a manner that will promote its goals to achieve long term profitability and to advance the interest of the Company's shareholders. The Committee believes that the performance in 2009 of the named executive officers indicate their commitment to achieving such goals for the Company and its shareholders. The compensation program for named executive officers seeks to achieve the objective of retaining a high caliber of management by:

- providing overall competitive pay levels,
- creating proper incentives to enhance shareholder value,
- rewarding superior performance, and
- compensating at levels that are justified by the returns available to shareholders.

Compensation Practices. The Committee reviews and evaluates the performance of the executive officers during the year, and will award cash bonuses or long-term incentives for significant performance.

The Company adopted the Supertel 2006 Stock Plan in 2006 for the benefit of its named officers and other employees. The plan, approved by the Company shareholders, is the first equity based compensation plan adopted by the Company. Supertel does not have a pension plan. Supertel's executive officers may participate in its 401(k) Plan on the same terms as other participating employees. Supertel does not maintain a perquisite program for its executive officers.

Employment Agreements

On November 17, 2009 the Company, upon approval of the Committee, entered into an employment agreement with Kelly Walters, the Company's Chief Executive Officer. The Company's employment agreements with Corrine L. Scarpello, the Company's Chief Financial Officer; Steven C. Gilbert, the Company's Chief Operating Officer; and David L. Walter, the Company's Senior Vice President and Treasurer were amended and restated on November 17, 2009 upon approval of the Committee. Each of the executive employment agreements continue until terminated by either party at any time, immediately if for cause, or following 30 days notice if without cause. The agreements provide that base salaries will be reviewed annually and further provide that the executives will be considered for cash bonuses and option grants annually. Any such bonus will be based on the recommendation of the Committee and any such option grant will be made in the sole discretion of the Committee. In the event a change in control of the Company occurs and within one year thereafter the Company discharges the executive without cause or the executive quits for good reason, the agreements provide that an executive will thereafter receive his or her annual base salary for twelve months.

Mr. Schulte was succeeded by Kelly Walters as President and Chief Executive Officer on April 14, 2009. Mr. Schulte was employed as a Company officer until his retirement on December 31, 2009. Pursuant to an employment letter recommended by the Compensation Committee and approved by the Board of Directors, Mr. Schulte received his base salary until December 31, 2009.

On August 31, 2009, Donavon Heimes, the former chief financial officer, left the Company and pursuant to his employment agreement receives his annual base salary for twelve months following termination.

Components of Compensation. Supertel's executive compensation has three components, each of which is intended to support the overall compensation objective of retaining a high caliber of management. The three components are base salary, annual bonuses, and equity incentives. Historically the Company paid solely cash compensation to its executive officers. In 2006, the Company added equity incentives to the compensation program for named executive officers.

Base Salary. Base salary is targeted to be competitive to attract and retain executives qualified to manage a hotel REIT. Base salary is intended to compensate the executive for satisfying the requirements of the position. Salaries for executive officers are reviewed by the Committee on an annual basis and may be changed based on the individual's performance or a change in competitive pay levels in the marketplace.

The Committee reviews with the Chief Executive Officer an annual salary plan for the Company's executive officers (other than the Chief Executive Officer). The salary plan is modified as deemed appropriate and approved by the Committee. The annual salary plan is developed by the Chief Executive Officer and is based on his judgment as to the past and expected future contributions of the individual executive. The Committee reviews and establishes the base salary of the Chief Executive Officer based on similar competitive compensation data and the Committee's assessment of his past performance, leadership in the conduct of the Company's business, and its expectation as to his future contribution in directing the long-term success of the Company.

On June 1, 2009, the Committee approved an increase of the annual salary of Mr. Walters from $250,000 to $262,000 following an evaluation of the benefit to the Company of the performance of his duties both at the Company's headquarters in Norfolk, Nebraska and in Omaha, Nebraska. Subsequent to the departure of the former chief financial officer, the executive management of the Company was handled by four executive officers; prior to that time the executive management of the Company had been handled by five executive officers. On December 2, 2009, the Committee set the annual base salary for 2010 for Ms. Scarpello at $145,000, for Mr. Gilbert at $120,000 and Mr. Walter at $140,000. The salary increases reflect additional duties each of these executives assumed following the departure of the former chief financial officer.

Annual Bonuses. No discretionary cash bonuses were awarded to the named executive officers in 2009.

Equity Incentive Plan. Equity stock incentives are provided primarily through grants of stock options to executive officers pursuant to the shareholder approved Supertel 2006 Stock Plan. The Committee recognizes the value of equity incentives in assisting Supertel in the hiring and retaining of management personnel and in enhancing the long-term mutuality of interest between Supertel shareholders and its directors, officers and employees. On November 17, 2009 the Committee approved the grant of 17,500 stock options to each of Ms. Scarpello and Messrs. Gilbert and Walter, and 20,000 stock options to Mr. Walters. Stock options are granted at the market value on the date of the grant and have value only if the Company's stock price increases. The stock options granted during 2009 vest on June 30, 2010. Employees must be employed by the Company at the time of vesting in order to exercise the options.

The Committee has stated its belief that the compensation components described above provide compensation that links executive and shareholder interests and provides the basis for the Company to attract and retain qualified executives. The Committee has indicated that it will continue to monitor the relationship among executive compensation, the Company's performance and shareholder value.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE

Steve H. Borgmann, *Chairman*
George R. Whittemore
Patrick J. Jung

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Kelly A. Walters Chief Executive Officer (1)	2009	184,807	0	6,925	0	191,732
Corrine L. Scarpello Chief Financial Officer (4)	2009	127,500	0	6,059	4,707	138,266
	2008	127,500	0	4,000	5,088	136,588
Steven C. Gilbert Chief Operating Officer	2009	112,000	0	6,059	4,652	122,711
	2008	112,000	0	4,000	4,469	120,469
David L. Walter Senior Vice President and Treasurer	2009	135,000	0	6,059	4,569	145,628
	2008	135,000	0	4,000	4,969	143,969
Paul J. Schulte, President Former Chief Executive Officer (1)	2009	270,000	0	0	41,330	311,330
	2008	270,000	0	0	26,500	296,500
	2007	250,000	17,500	8,308	25,000	300,808
Donavon A. Heimes Former Chief Financial Officer	2009	168,076	0	0	85,626	253,702
	2008	230,000	0	0	9,154	239,154
	2007	200,000	12,500	10,385	8,389	231,274

(1) Mr. Walters succeeded Mr. Schulte as President and Chief Executive Officer on April 14, 2009.
(2) This column reflects the grant date fair value of stock options granted in accordance with FASB Accounting Standards Codification Topic 718. See footnote 12 to the Company's consolidated financial statements for the assumptions used in the valuation of these awards.
(3) Amounts for the named executive officers, except for Mr. Schulte and Mr. Heimes, represent contributions credited by the Company during 2009, 2008 and 2007 to its 401(k) plan. Amount for Mr. Schulte represents director fees paid to him by the Company during 2009, 2008 and 2007 and payment for earned but unused vacation. Amount for Mr. Heimes in 2009 represents contributions credited to the Company's 401(k) plan, payment for earned but unused vacation and $76,667 severance paid to Mr. Heimes under his employment agreement.
(4) Ms. Scarpello succeeded Mr. Heimes as Chief Financial Officer on August 31, 2009.

Grants of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
Kelly A. Walters Chief Executive Officer	November 17, 2009	20,000	1.54	$6,925
Corrine L. Scarpello Chief Financial Officer	November 17, 2009	17,500	1.54	$6,059
Steven C. Gilbert Chief Operating Officer	November 17, 2009	17,500	1.54	$6,059
David L. Walter Senior Vice President and Treasurer	November 17, 2009	17,500	1.54	$6,059

(1) Stock option awards are made under the Supertel 2006 Stock Plan, at an exercise price which is equal to the average of the high and low sales price of the common stock as reported on the date of grant. These options vest on June 30, 2010.
(2) See footnote 12 to the Company's consolidated financial statements for the assumptions used in valuing these awards.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			
Name	*Number of Securities Underlying Unexercised Options (#) Exercisable*	*Number of Securities Underlying Unexercised Options (#) Unexercisable*	*Option Exercise Price ($)*	*Option Expiration Date*
Kelly A. Walters Chief Executive Officer	0	20,000	1.54	Nov. 17, 2013
Corrine L. Scarpello Chief Financial Officer	7,500	0	5.89	May 25, 2010
	7,500	0	7.55	May 24, 2011
	10,000	0	5.28	May 22, 2012
	0	17,500	1.54	Nov. 17, 2013
Steven C. Gilbert Chief Operating Officer	7,501	0	5.89	May 25, 2010
	7,500	0	7.55	May 24, 2011
	10,000	0	5.28	May 22, 2012
	0	17,500	1.54	Nov. 17, 2013
David L. Walter Senior Vice President and Treasurer	7,500	0	5.89	May 25, 2010
	7,501	0	7.55	May 24, 2011
	10,000	0	5.28	May 22, 2012
	0	17,500	1.54	Nov. 17, 2013
Paul J. Schulte, President Former Chief Executive Officer	30,000	0	5.89	May 25, 2010
	10,000	0	7.55	May 24, 2011

The options expiring May 25, 2010 vested on December 31, 2006; options expiring May 24, 2011 vested on December 31, 2007; options expiring May 22, 2012 vested on December 31, 2008; and options expiring on November 17, 2013 vest on June 30, 2010.

Potential Payments Upon Termination or Change-in-Control

In the event a change in control of the Company occurs and within one year thereafter the Company discharges the executive without cause or the executive quits for good reason, the employment agreements for each of Messrs. Walters, Gilbert and Walter and Ms. Scarpello provide that such executive will thereafter receive his or her annual base salary for twelve months. If on the last day of fiscal 2009 the double trigger had occurred of (a) a change in control of the Company and (b) followed within one year thereafter by the Company discharging the executive without cause or the executive quitting for good reason then each of the executives would have received 12 months of their then current base salary, aggregating for each such executive: Mr. Walters – $262,000; Ms. Scarpello – $127,500; Mr. Walter – $135,000; and Mr. Gilbert – $112,000. Mr. Heimes' employment terminated without cause, and pursuant to his employment agreement he receives 12 months of his base salary, commencing September 1, 2009, aggregating $230,000. The Company's shareholder-approved stock plan provides that all outstanding options become immediately exercisable in the event of a change-in-control (as defined in the plan). All outstanding options as of December 31, 2008 were vested and exercisable with the exception of 72,500 options granted to the named executive officers in 2009 which vest on June 30, 2010.

Director Compensation

Name	*Fees Earned or Paid in Cash ($)*	*Option Awards ($)*	*Total ($)*
Current Directors			
Steve H. Borgmann	26,500	0	26,500
Allen L. Dayton	25,750	0	25,750
Patrick J. Jung	28,000	0	28,000
William C. Latham	25,000	0	25,000
George R. Whittemore	25,000	0	25,000
Jeffrey M. Zwerdling	25,000	0	25,000
Former Directors (1)			
Joseph Caggiano	12,000	0	12,000
Loren Steele	12,750	0	12,750

Each director in 2009 received an annual retainer of $20,000. Additionally, directors received fees of $1,000 per meeting attended in person and $500 per telephonic meeting. Committee chairmen received compensation as follows: audit committee chairman annual retainer of $3,000; compensation committee chairman annual retainer of $1,500 and investment committee chairman annual retainer of $1,500. Commencing in 2010, each audit committee member, other than the chairman, will receive a fee of $375 per quarter.

(1) Messrs. Caggiano and Steele retired from the board upon the annual meeting on May 28, 2009.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of three Directors, each of whom satisfies the independence and financial literacy requirements of the Nasdaq Stock Market listing standards. The Board of Directors has determined that Patrick J. Jung is an audit committee financial expert (as defined by the Securities and Exchange Commission). The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee reviews and reassesses the charter annually and recommends any changes to the Board for approval. Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with U.S. generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this context, the Audit Committee has met and held discussions with management and KPMG LLP ("KPMG"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2009.

Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and KPMG.

The Audit Committee received from and discussed with KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee also discussed with KPMG any matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board relating to communications between the Audit Committee and the independent auditors.

Based upon the Audit Committee's discussions with management and KPMG and the Audit Committee's review of the representation of management and the report of KPMG to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

The Audit Committee appointed KPMG to serve as the Company's independent registered public accounting firm for fiscal year 2010, subject to shareholder approval.

THE AUDIT COMMITTEE

Patrick J. Jung, *Chairman*
Jeffrey M. Zwerdling
George R. Whittemore

ITEM 2. RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

The following table presents the fees for professional audit services rendered by KPMG LLP for the audit of the Company's consolidated financial statements for the fiscal years ended December 31, 2009 and 2008, and fees billed for other services rendered by KPMG during those periods.

Year Ended December 31,	2009	2008
Audit Fees(1)	$ 328,000	$ 372,576
Audit Related Fees(2)	8,650	60,875
Tax Fees(3)	127,810	78,700
All Other Fees(4)	3,310	5,200
Total	$ 467,770	$ 517,351

(1) Includes fees billed for professional services rendered by KPMG for the audit of the Company's fiscal 2009 and 2008 annual financial statements, review of the Company's quarterly financial statements during 2009 and 2008, and the audit of the effectiveness of the Company's internal control over financial reporting for 2008.
(2) Includes fees billed for professional services rendered by KPMG in connection with registration statements and audits in connection with acquisitions.
(3) Includes fees billed for professional services rendered by KPMG for tax compliance, tax advice, and tax planning.
(4) Includes fee billed for professional services rendered by KPMG in connection with securities redemption and dividend reporting.

The Audit Committee has determined that the provision of the non-audit services performed by KPMG during the 2009 and 2008 fiscal years is compatible with maintaining KPMG's independence from the Company.

Pursuant to the terms of the Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation and oversight of the work performed by the Company's independent accountants. The Audit Committee, or a designated member of the Audit Committee, must pre-approve all audit (including audit-related) and non-audit services performed by the independent accountants in order to assure that the provisions of such services does not impair the accountants' independence. The Audit Committee has delegated interim pre-approval authority to Mr. Jung, Chairman of the Audit Committee. Any interim pre-approval of permitted non-audit services is required to be reported to the Audit Committee at its next scheduled meeting.

The Audit Committee has appointed KPMG as the Company's independent registered public accounting firm for fiscal year 2010 and requests that shareholders ratify this appointment. A representative of KPMG is expected to be present at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions. In the event the shareholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee.

KPMG's principal function is to audit the consolidated financial statements of the Company and its subsidiaries and, in connection with that audit, to review certain related filings with the SEC and to conduct limited reviews of the financial statements included in the Company's quarterly reports.

The Board of Directors Unanimously Recommends a Vote "FOR" Ratification of the Selection of KPMG as the Company's Independent Accountants for Fiscal Year 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under United States securities laws, the Company's directors and executive officers, and persons who own more than 10% of our common stock, are required to report their ownership of the common stock and any changes in ownership to the Securities and Exchange Commission (the "SEC"). These persons are also required by SEC regulations to furnish the Company with copies of these reports. Specific due dates for these reports have been established, and the Company is required to report in this Proxy Statement any failure to file such reports by those due dates during the 2009 fiscal year.

Based solely upon a review of the reports furnished to the Company or written representations from the Company's directors and executive officers, the Company believes that all of these filing requirements were satisfied by the Company's directors and executive officers, and owners of more than 10% of the common stock on a timely basis.

SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the 2011 Annual Meeting, the proposal must be in proper form and must be received by the Company at its main office in Norfolk, Nebraska, on or before December 17, 2010.

If any shareholder intends to present a proposal at the 2011 Annual Meeting, the proposal must be in proper form and must be received by the Company at its main office in Norfolk, Nebraska, on or before February 25, 2011. The proxy solicited by the Board of Directors for the 2011 Annual Meeting will confer discretionary authority to vote on any shareholder proposal presented at the meeting if the Company has not received notice of such proposal by this date. The Bylaws specify the information which must accompany any such proposal. Any shareholder may obtain details on the provisions of the Bylaws from the Corporate Secretary.

OTHER MATTERS

As of the date of this Proxy Statement, management knows of no other business to be brought before the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxies will be voted on such matters in accordance with the judgment of the persons named as proxies therein, or their substitutes, present and acting at the meeting.

The Company will furnish to each beneficial owner of Common Stock entitled to vote at the Annual Meeting, upon written request to the attention of Investor Relations at 309 North 5th Street, Norfolk, NE 68701, additional copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, including the financial statements and financial statement schedules as filed by the Company with the SEC.

By Order of the Board of Directors,



William C. Latham
Chairman

April 23, 2010

Dear Shareholder,



It has been slightly more than a year since I began serving you as CEO of Supertel. While the challenges have been numerous during these unprecedented economic times in the hotel industry, the process of reshaping the organization and creating a new growth strategy has been gratifying. I quickly learned that the entire team here is absolutely first rate, in terms of both competence and loyalty to the company and its shareholders. All of us are committed to implementing a new strategy and restoring the company to the level of excellence and returns on which it was founded.

2009 was the most difficult year to be a hotel owner in at least a generation. Industry-wide, revenue per available room (RevPAR), a key indicator of a hotel's operating health, declined by double digits in every quarter, an unprecedented drop, ending the full year down 16.7 percent.

By comparison, Supertel outperformed the industry with a 10.1 percent decline in RevPAR for 2009, but faced the same difficulties as virtually every other hotel owner. While we believe that this economic downturn was a singularly rare occurrence, we have learned important lessons that we will apply in a new growth strategy as the economy and industry show early signs of bottoming out and rebounding.

When I joined the company in April 2009 the board of directors provided clear direction to set the company on a new, steadier course. As part of charting a new direction, we strengthened and empowered a new senior management team. Connie Scarpello was named chief financial officer and Steve Gilbert was appointed chief operating officer. David Walter, senior vice president and treasurer, has taken on significantly more responsibility, especially in the area of finance. Paul Heybrock was promoted to vice president, controller, and Pat Morland was promoted to assistant vice president of human resources. We have a strong and newly empowered capital expenditures team that includes vice president, Matt Buckley, and assistant vice presidents, Mark Larimore and Vicki Staab. Overall, this is a focused, dedicated team with significant experience in hotels, real estate and finance that is committed to leading Supertel into the future.

At year end, the board elected Bill Latham as chairman of the board. He replaces company co-founder and industry pioneer Paul Schulte. Fortunately, Paul continues as an active board member, and we will benefit from his more than three decades of hospitality expertise. The highlights of Paul's contributions to the company and hotel industry may be found on page 6 of this report.

The senior management team, with extensive input from the board, met over a multi-day period to review and update our strategic plan. At its core is a new mission statement that will guide us into the future:

Mission Statement: ***To consistently generate a competitive rate of return for our shareholders through a disciplined approach to real estate investments.***

The team set out four strategic goals:

- To be a real estate investor generating superior returns
- To be respected by our peers as an industry leader
- To be a well-regarded employer
- To be a good steward of our assets

Evaluate Our Portfolio

The first step in this process was to fully examine our existing portfolio to determine which assets had strategic long-term value that would provide an appropriate return on investment for at least 10 years. We set new, more stringent evaluation criteria and assessed each asset's debt service capability, estimated return on investment, and local market conditions.

Following the analysis, we determined that 18 hotels did not meet the new criteria and placed them in discontinued operations and began actively marketing them for sale. As a result, we took a $23.3 million, one-time, non-cash impairment charge on these properties in the 2009 fourth quarter. Proceeds from the sale of the 18 hotels, plus an additional hotel already held for sale, will be used to retire debt and for working capital. Additional information on this initiative can be found in our operations/finance section beginning on page 4.

We intend to asset manage our remaining core portfolio of 96 hotels aggressively to achieve the highest and best possible return on investment. Part of this will occur through strategic refurbishment of our properties to keep them competitive. However, we will avoid costly, major renovations where we believe we can divest the property and reinvest the proceeds in assets with higher estimated long-term, more stabilized returns.

Supertel's current hotel portfolio is concentrated in the economy sector, and is well-diversified geographically, with locations in 23 states, and by hotel brand, identified below.


BAYMONT
INN & SUITES

ECONOMY LODGING

COMFORT SUITES
BY CHOICE HOTELS

Comfort INN

DAYS INN

GUESTHOUSE INN

Hampton Inn

Holiday Inn EXPRESS

Key West INN

masters inn

RAMADA
LIMITED

SAVANNAH Suites

SLEEP INN
BY CHOICE HOTELS

Super 8

SUPERTEL INN

TARA INN

In researching our portfolio and the current returns, we compared our hotels to the average returns of segments ranging from economy through midscale without food and beverage (F&B). Between 1988 and 2008, according to annualized data from Smith Travel Research, RevPAR for hotels in the economy sector had a peak-to-trough range of positive 7.6 percent to negative 4.7 percent. Midscale hotels without F&B for the same period had a RevPAR range of plus 11.7 percent to negative 1.6 percent.

We also looked at operating margins and our competitive sets in these segments. We concluded that our portfolio was too overweighted in the economy sector, where our REIT cost structure makes it more difficult to compete with individual owner/operators, who have significantly lower overhead, and are a significant competitive force in this segment. We decided that economy hotels should remain an important part of our portfolio, but over time we should reduce their percentage in our portfolio in favor of adding midscale properties without F&B.

When we are in a position to acquire hotels again, we intend to focus on hotels with a minimum of 80 rooms. Currently our portfolio contains 63 hotels with less than 80 rooms. The larger size hotel is expected to generate higher margins. We will focus on clustering our properties in fewer markets to achieve higher operating efficiencies. We will concentrate on a small number of brand families that have a strong track record in terms of guest acceptance and property operating income. To reduce the average age of our portfolio, we will focus on acquiring newer properties that are in markets with higher barriers to new competition and with a positive market growth outlook.

Improving our portfolio will be a multi-year process, and we believe it will give Supertel shareholders better returns and greater protection against the down cycles that occur regularly in the hotel industry. Our intent is not to acquire for the sake of adding to our portfolio, but to build sustainable, long-term growth to support our dividend policy.

Strengthen Our Balance Sheet, Dividend Policy

Our priorities are to create a healthy balance sheet, fund the ongoing refurbishment and maintenance needs of our assets to achieve the highest rate of return, and keep a prudent amount of cash on hand. We are working diligently to strengthen our balance sheet in a credit-restrained environment. Our foremost priorities in 2010 are preserving and generating capital sufficient to fund our liquidity needs.

In 2009, we sold eight hotels for $17.2 million with net proceeds of approximately $4.7 million. We paid down $11.1 million in debt and used the remainder for working capital. Over time, our goal is to reduce significantly our debt to EBITDA multiple from its current level and maintain it at a more conservative level going forward.

In the 2009 second quarter, the company refinanced a $9.0 million note. For the second $9.0 million loan due in November, we negotiated extensions which end in August 2010, to allow us time to either refinance with the current lender or to find new financing.

We fully recognize that one of the key benefits of owning stock in a real estate investment trust is the tax-favored status


Comfort
INN

Comfort Inn of Farmville, VA

of the dividend. We suspended the dividend in the 2009 first quarter in order to preserve cash during the severe recession. We still have work ahead of us to bring our balance sheet up to our long-term goals. However, restoring the dividend as quickly as prudently possible is one of our highest priorities.

There are a number of factors that will influence how quickly we can reinstate the dividend. The most important is a rebound in the economy, which historically has helped restore the hotel industry to more traditional levels of profitability.

The industry is still in decline from a RevPAR viewpoint. Fortunately, the sharpness of the RevPAR declines has slowed considerably year-to-date, an encouraging trend. The leading hotel consultants forecast that 2010 will be a difficult year, but that the industry will show steady signs of improvement as the year progresses, with positive growth expected in 2011. To date, those predictions are on track, perhaps slightly ahead of schedule.

We continue to aggressively asset manage our properties and work closely with our hotel management companies to increase top line revenues while holding down operating costs. Our goal is to focus intensely on retaining those cost savings as the hotel industry recovers.

We still face a difficult economy, highly selective capital markets and a very competitive operating environment. Our new management team is highly motivated and committed to working through the current economic situation. We are putting our strategic plan in place and are confident that we have set the right path for a stronger Supertel that not only will be able to withstand the cyclical difficulties that occur in the hotel industry, but will be well positioned to capitalize on the inevitable opportunities that occur during the recovery phase.

William C. Latham	Kelly A Walters
Chairman	*President & Chief Executive Officer*

2009 Operations/Finance Strategic Update



In 2009 and 2010, Supertel has and will continue to focus on three aspects of its updated business strategy: review and reconfigure the current portfolio, stabilize the balance sheet and improve operations.

Review and Reconfigure the Portfolio

In 2009, the company sold eight hotels for $17.2 million, using the proceeds to pay the underlying mortgages and generating an additional $4.7 million in cash for operations. The properties included three Masters Inns, two Super 8 hotels, two Comfort Inns and a Holiday Inn Express.

As the management team began developing an updated strategy in the third quarter, it became apparent that a total review of the company's hotel portfolio was a key first step. The severe downturn in the economy revealed some weaknesses and led us to rethink how the company could best respond to the eventual rebound, as well as provide some protection against future severe downturns as best as possible.

We established new, more stringent criteria for our portfolio. Criteria included age of the property, local market conditions and segment. We also measured the asset's ability to service its debt, estimated return on investment, and the outlook for each market in terms of competition/overbuilding and future growth.

Another objective was to reduce our heavy concentration in the economy segment and increase our weighting in midscale hotels. Over time, we believe that a more balanced portfolio that includes larger, midscale hotels with well-regarded brand names will improve margins and provide greater downside protection in the down cycle of the economy.

In the 2009 fourth quarter, we completed a thorough review of the portfolio and reclassified 18 hotels that did not meet the new strategic criteria. Combined with one hotel already held for sale, Supertel had 19 hotels classified as held for sale and included in discontinued operations as of December 31, 2009. The company will continue to review its continuing operations portfolio on a regular basis.

Operations

In 2009, the hotel industry experienced the largest downturn in revenue per available room since Smith Travel Research began collecting data in 1987. Supertel also experienced a difficult year from an operations viewpoint. We take modest comfort in the fact that Supertel outperformed the industry RevPAR average of negative 16.7 percent, posting a RevPAR decline of 10.1 percent. However, we have much work ahead of us to rebuild occupancy, room rate and profitability.

Our efforts in asset managing our hotels have been and will continue to focus on three areas: optimizing revenues in a highly competitive environment, controlling costs and planning for the anticipated rebound.

Year-over-year hotel industry occupancy and room rate declined on a holiday-adjusted basis every week in 2009. Competition was fierce as competitors slashed rates and sought to take our guests. Supertel worked closely with its hotel operators to hold room rate and build top-line revenue. We identified and sought out new guest groups, including construction, contract, and inventory control groups.

Historically, Supertel has achieved a market share of 106 percent in occupancy. In December, we increased our market share to 113.5 percent.

In addition, we attracted guests from higher priced segments who traded down in response to the economy. We asked our operators to focus on striking the right balance between cost-cutting and providing the appropriate guest experience and value. Our operators delivered at the right level, resulting in a modest increase in guest satisfaction, despite a reduction in some services.

We focused equally on cutting our variable expenses, such as energy, room supplies and labor. A new, computerized labor forecasting system implemented in 2009 has had a positive


Investment in and Number of Hotels*
Investment in Hotels
Number of Hotels
$500
$400
$300
$200
$100
$0
140
120
100
80
60
40
20
0
74
69
76
88
115
123
115
$167.9
$163.9
$205.2
$254.2
$376.2
$400.9
$359.7
$39.9
Held
for Sale
2003
2004
2005
2006
2007
2008
2009
$ in millions
* 2009 investment includes $39.9 million designated as held for sale

effect on holding down costs. Due to these and other initiatives, hotel and property operating expenses from continuing operations hotels declined $3.8 million, or 5.3 percent, in 2009.

For 2010, our asset management emphasis will continue to focus intensely on cost control and building top-line revenues. We closely monitor room rate in each of our markets and intend to be as aggressive as possible in returning rates to previous levels as quickly as possible. That likely will be a several-year process, in large part influenced by an economic rebound and the resultant increase in travel.

The continuing operations portfolio remains in good physical condition. The company invested approximately $4.5 million to implement product improvement plans in 2009 to refurbish hotels and remain competitive in their respective markets. We plan to invest approximately $3.8 million to upgrade our hotels in 2010. Our short-term capital expense strategy is to maintain our properties in a highly competitive environment but spend our dollars as carefully as possible when revenues and profitability are so heavily influenced by the current difficult economy.

We believe our continuing operations portfolio is competing well in this environment, and we are focusing our asset management efforts on short-term results with an eye towards the coming rebound in the economy and travel.

Balance Sheet Changes

The severe credit crunch and the decline in hotel values due to lower occupancy and room rate levels across the industry put considerable stress on our balance sheet. A key objective of our revised strategy is to strengthen our balance sheet through a combination of dispositions, debt refinancings, and a measured equity raise to retire debt.

The in-depth review of our current portfolio produced a list of hotels that no longer conform to our more stringent ownership criteria. The eventual sale of these hotels will provide us with some of the funding to repay some of our debt.

Our immediate priority was to deal with two $9.0 million debt facilities coming due in 2009 in a very credit-constrained market. In the second quarter, we successfully refinanced the first $9.0 million loan, extending the maturity by three years and reducing the interest rate by nearly 300 basis points. For the second $9.0 million loan due in November, we negotiated extensions, which end in August 2010, to allow us time to either refinance with the current lender or to find new financing.

The company took an aggregate, non-cash impairment charge of $23.3 million in the fourth quarter of 2009. Of this, $12.4 million was charged against hotels in discontinued operations, and $10.9 million was charged against hotels held for use. For the full year, the company recorded total non-cash impairment charges of $24.1 million.

We have already begun actively marketing these hotels and intend to use the proceeds to continue to pay down our debt.

The on-going credit crisis and difficult hotel operating environment makes navigating the capital markets extremely difficult. With the extension or refinancing of the debt facility in August 2010, we will have more time and flexibility to look for ways to further improve our balance sheet, including possibly raising equity.

Corrine L. Scarpello
Chief Financial Officer

Steven C. Gilbert
Chief Operating Officer

Paul Schulte: Master Builder

At year-end 2009, Paul Schulte, co-founder of Supertel, stepped down as chairman of the board of directors. He continues as an active member of the board. This commentary is dedicated to all of the work, dedication and innovation he has done for both Supertel and the hotel industry.



Robert Weller and John Valletta presenting the President's Award to Paul J. Schulte.

Paul Schulte, co-founder and former chairman of Supertel, is a builder. Throughout his career he has built thousands of structures, a leading hotel company and lasting respect and friendships.

Prior to entering the hotel business, he was a leading builder of commercial real estate. In a 15-year period, he constructed more than 2,000 buildings containing more than 20 million square feet of space.

Co-founder (and fellow board member) Steve Borgmann and Schulte had worked together on a number of construction projects. Borgmann built a Super 8 Motel in Creston, Iowa but it took him two years to talk Schulte into investing in the hotel business. After repeated conversations, Borgmann convinced a reluctant Schulte to invest in and develop their first hotel together in 1978, a 35-room Super 8 Motel in Ainsworth, Nebraska. The rest, as they say, is history.

The two entrepreneurs formed a series of limited partnerships with a small group of investors and in rapid succession expanded in Iowa, Kansas, Missouri, Arkansas and Texas; building Super 8 hotels, a new hotel brand that was perfectly suited for the company's markets. Every one of the 40-plus properties they developed made money for their investors.

In 1994, Supertel became a publicly traded company on NASDAQ: SPPR at $10 a share. Through 1999, the company enjoyed 17 percent compounded growth, but the company's C-corporation structure was heavily taxed and the stock languished at $9 a share. Seeking to enhance returns for shareholders, Schulte took steps to become a real estate investment trust (REIT), which provides considerable tax advantages to shareholders. He accomplished the goal with the merger with Humphrey Hospitality Trust, a REIT, in 1999, taking the company to 88 properties.

With an engineering background, Schulte was always tinkering with better ways to build hotels and to operate them. He set the standard for hotel construction while building 70-plus Super 8 properties. A typical Supertel project took four to five months to build, compared to the industry norm of eight to 11 months. The record of 89 days from breaking ground to grand opening still stands.

He took the same interest in operations. He created the original SuperStart® breakfast program, which became a brand standard. He had a passion for time management, noting that shaving off one minute in cleaning a room saved Supertel 20,000 hours annually. He challenged housekeepers and general managers to do better. They responded by cutting the average time down by more than six minutes. He rewarded their efforts with both praise and bonuses.

Schulte instinctively knew that training was the key to success in running a complex operation like a hotel. Supertel became one of the first companies to embrace the then ground-breaking concepts of management expert Ken Blanchard, author of "The One Minute Manager," and implemented that training and philosophy throughout the company.

Schulte has been frequently recognized for his contributions to the hotel industry. He was a charter member of the Super 8 Advisory Council. He was awarded a Golden Pineapple Award from Super 8 Motels in 1990 and inducted into the Lodging Hall of Fame in 1991. Schulte was honored by Super 8 Motels with its Silver Anniversary Heritage Award in 2000 and with its President's Award for Franchisee of the Year in 2002. In 2009, Super 8 Motels established the Paul J. Schulte Special Achievement Award honoring Super 8 owners, managers or employees whose individual contributions have a meaningful and sustainable influence on Super 8 brand standards, performance and competiveness.

He has been active in a number of charitable and civic activities throughout his career. Among his many honors outside the industry, he received the University of Nebraska College of Business Administration Leadership Award in 1995.

Schulte has left an indelible imprint on Supertel. He remains a very active board member and continues to contribute his insights and expertise, because he never stops building.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2009**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number: **001-34087**

Supertel Hospitality, Inc.

(Exact name of registrant as specified in its charter)

Virginia	**52-1889548**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
309 N. 5th St., Norfolk, NE	**68701**
(Address of principal executive offices)	(Zip Code)

(402) 371-2520

(Registrant's telephone number, including area code)

None

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	The NASDAQ Stock Market, LLC
Series A Preferred Stock, $.01 par value per share	The NASDAQ Stock Market, LLC
10% Series B Cumulative Preferred Stock, $.01 par value per share	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

As of June 30, 2009 the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $32.0 million based on the $1.82 closing price as reported on the Nasdaq Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 26, 2010
Common Stock, $.01 par value per share	22,002,322 shares

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the Annual Meeting of Shareholders to be held on May 27, 2010.

TABLE OF CONTENTS

PART I

Item 1. Business

References to "we", "our", "us" and "Company" refer to Supertel Hospitality, Inc., including, as the context requires, its direct and indirect subsidiaries.

(a.) Description of Business

Overview

We are a self-administered real estate investment trust (REIT), and through our subsidiaries, as of December 31, 2009 we owned 115 limited service hotels in 23 states. Our hotels operate under several national franchise and independent brands.

Our significant events for 2009 include:

- Supertel offered to each of the Preferred OP Unit holders the option to extend until October 24, 2010 their right to have units redeemed at $10 per unit. In October 2009, 126,751 units were redeemed at $10 each. The holders of the remaining 51,035 units elected to extend to October 24, 2010, their right to have units redeemed at $10 per unit;
- We sold eight hotels for $17.2 million using the proceeds to pay the underlying mortgages and generating an additional $4.7 million in cash for operations;
- We secured and borrowed $21.7 million to repay maturing loans and to generate operating capital;
- Non cash impairment charges of $24.1 million were booked against hotels sold, held for sale, and held for use; and
- As of December 31, 2009 we had 19 hotels classified as held for sale with a total net book value of $32.0 million. Expected gross proceeds of $35.2 million will be used to pay off the underlying mortgages with remaining cash used for operations.

Additionally, in January 2010, the Company sold the 99 room Comfort Inn located in Dublin, Virginia for approximately $2.75 million. These funds were used to pay off the Village Bank loan with the remaining funds used to reduce the revolving line of credit with Great Western Bank. Also in January 2010, the Company borrowed $0.8 million from First National Bank of Omaha.

General Development of Business

We are a REIT for federal income tax purposes and we were incorporated in Virginia on August 23, 1994. Our common stock began to trade on The Nasdaq Global Market on October 30, 1996. Our Series A and Series B preferred stock began to trade on The Nasdaq Global Market on December 30, 2005 and June 3, 2008, respectively.

Through our wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust, we own a controlling interest in Supertel Limited Partnership and E&P Financing Limited Partnership. We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 99% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership. In the future, these limited partnerships may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties or the raising of capital.

In order for the income from our hotel property investments to constitute "rents from real properties" for purposes of the gross income tests required for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, we lease each of our hotel properties to our wholly owned taxable REIT subsidiaries. Under the REIT Modernization Act ("RMA"), which became effective January 1, 2000, REITs are permitted to lease their hotels to wholly owned taxable REIT subsidiaries. We formed TRS Leasing, Inc. and its wholly owned subsidiaries TRS Subsidiary LLC; SPPR TRS Subsidiary, LLC and SPPR-BMI TRS Subsidiary, LLC (collectively the "TRS Lessee") in accordance with the RMA. Pursuant to the RMA, the TRS Lessee is required to enter into management agreements with an "eligible independent contractor" who will manage the hotels leased by the TRS Lessee. Accordingly the hotels are leased to our taxable TRS Lessee and are managed by Royco Hotels Inc. ("Royco Hotels") and HLC Hotels Inc. ("HLC") pursuant to management agreements.

(b) Financial Information About Industry Segments

We are engaged primarily in the business of owning equity interests in hotel properties. Therefore, presentation of information about industry segments is not applicable. See the Consolidated Financial Statements and notes thereto included in Item 8 of this Annual Report on Form 10-K for certain financial information required in this Item 1.

(c) Narrative Description of Business

General At December 31, 2009, we owned, through our subsidiaries, 115 hotels in 23 states. The hotels are operated by Royco Hotels (103 hotels) and HLC (12 hotels).

Mission Statement Our primary objective is to consistently generate a competitive rate of return for our shareholders through a disciplined approach to real estate investing.

Sale of Hotels We may undertake the sale of one or more of the hotels from time to time in response to changes in market conditions, our current or projected return on our investment in the hotels or other factors which we deem relevant. During the year 2008, two hotels were sold, with none of our hotels being classified as held for sale as of December 31, 2008; during the year 2009, eight of our hotels were sold and as of December 31, 2009, there are 19 properties held for sale.

Just as we carefully evaluate the hotels we plan to acquire, our asset management team periodically evaluates our existing properties to determine if an asset is likely to underperform in the market. If we determine that a property no longer is competitive in a market and has limited opportunity to be repositioned, we will look to monetize the asset in a disciplined and timely manner. The process of identifying assets for disposition is closely related to the acquisition criteria and the overall direction of the organization. Every asset is periodically reviewed by management in the context of the entire portfolio to evaluate its relative ranking against all of the properties. If an asset is determined to be underperforming our projections and is thereby no longer accretive, and has a low probability of being repositioned, we will look to dispose of the investment as soon as possible within the constraints of the market and lender's covenants.

Internal Growth Strategy We seek to grow internally through improvements to our hotel operating results, principally through increased occupancy and average daily rates, and through reductions in operating expenses. As a REIT, we are required to distribute 90% of our REIT taxable income as dividends to our stockholders each year. Thus, internally generated cash flow will principally be used to pay dividends and any residual cash flow, together with cash flow from external financing sources, may be used to fund ongoing capital improvements, including furniture, fixtures and equipment, to our hotels and to meet general corporate and other working capital needs.

Acquisition Strategy Any acquisition, investment or purchase of property in excess of $5 million requires approval of the Investment Committee of our Board of Directors. Our general investment criteria are described below:

- hotels with proven historical cash flows of above 10% cash on cash on moderate leverage;
- hotels with brand affiliations that are producing among the best performance metrics in the sector;
- hotels constructed within the last 15 years which enjoy a design consistent with contemporary standards;
- hotels located in one of our existing markets where operating efficiencies can be garnered;
- hotels in markets with improving demographics and stable economic drivers of growth; and
- hotels containing a minimum of 80 rooms.

Our organizational documents do not limit the types of investments we can make; however, our intent is to focus primarily on midscale without food and beverage and economy hotel properties.

Hotel Management Royco Hotels and HLC, both independent contractors, manage our hotels pursuant to hotel management agreements with TRS Lessee. The hotel management agreements provide that the management companies have control of all operational aspects of the hotels, including employee-related matters. The management companies must generally maintain each hotel under their management in good repair and condition and make routine maintenance, repairs and minor alterations. Additionally, Royco Hotels must operate the hotels in accordance with the national franchise agreements that cover the hotels, which includes, as applicable, using franchisor sales and reservation systems as well as abiding by franchisors' marketing standards. Royco Hotels and HLC may not assign their management agreements without our consent.

The management agreements generally require TRS Lessee to fund debt service, working capital needs and capital expenditures and fund Royco Hotels' and HLC's third-party operating expenses, except those expenses not related to the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Royco Hotels Management Fee Royco Hotels manages 103 of the hotels we owned at December 31, 2009. Royco Hotels receives a monthly base management fee and an incentive management fee, if certain financial thresholds are met or exceeded. The management agreement provides for monthly base management fees and absorbing additional operating expenses as follows:

- 4.25% of gross hotel income for the month for up to the first $75 million of gross hotel income for a fiscal year;
- 4.00% of gross hotel income for the month for gross hotel income exceeding $75 million up to $100 million for a fiscal year;
- 3.00% of gross hotel income for the month for gross hotel income exceeding $100 million for a fiscal year;
- the base compensation of Royco Hotels district managers to be included in the operating expenses of TRS Lessee; and
- if annual net operating income exceeds 10% of our total investment in the hotels, then Royco Hotels receives an incentive management fee of 10% of the excess of net operating income up to the first $1 million, and 20% of excess net operating income above $1 million.

Royco Hotels Term and Termination The management agreement expires on December 31, 2011 and, unless Royco Hotels elects not to extend the term, the term of the agreement will be extended to December 31, 2016 if (i) Royco Hotels achieves average annual net operating income of at least 10% of our total investment in the hotels during the four fiscal years ending December 1, 2011 and (ii) Royco Hotels does not default prior to December 31, 2011.

The management agreement may be terminated as follows:

- either of us may terminate the management agreement if net operating income is not at least 8.5% of our total investment in the hotels or if we undergo a change of control;
- we may terminate the agreement if Royco Hotels undergoes a change of control;
- we may terminate the agreement if tax laws change to allow a hotel REIT to self manage its properties; and
- by the non-defaulting party in the event of a default that has not been cured within the cure period.

If we terminate the management agreement because we undergo a change of control, Royco Hotels undergoes a change of control due to the death of one of its principals, or due to a tax law change, then Royco Hotels will be entitled to a termination fee equal to 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination. Under certain circumstances, Royco Hotels will be entitled to a termination fee if we sell a hotel and do not acquire another hotel or replace the sold hotel within twelve months. The fee, if applicable, is equal to 50% of the base management fee paid with respect to the sold hotel during the prior twelve months.

Royco Hotels Defaults and Indemnity The following are events of default under the management agreement:

- the failure of Royco Hotels to diligently and efficiently operate the hotels pursuant to the management agreement;
- the failure of either party to pay amounts due to the other party pursuant to the management agreement;
- certain bankruptcy, insolvency or receivership events with respect to either party;
- the failure of either party to perform any of their obligations under the management agreement;
- loss of the franchise license for a hotel because of Royco Hotels;
- failure by Royco Hotels to pay, when due, the accounts payable for the hotels for which we have previously reimbursed Royco Hotels; and
- any of the hotels fail two successive franchisor inspections if the deficiencies are within Royco Hotels' reasonable control.

With the exception of certain events of default as to which no grace period exists, if an event of default occurs and continues beyond the grace period set forth in the management agreement, the non-defaulting party has the option of terminating the agreement.

The management agreement provides that each party, subject to certain exceptions, indemnifies and holds harmless the other party against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by the indemnifying party or any of its affiliates.

HLC Management Fee The hotel management agreement with HLC, as amended July 15, 2008, provides for HLC to operate and manage twelve of our thirteen Masters Inn hotels through December 31, 2011. The agreement provides for HLC to receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels and incentive fees equal to 10% of the annual operating income of the hotels in excess of 10.5% of the Company's investment in the hotels.

Franchise Affiliation

Our 115 hotels owned at December 31, 2009 operate under the following national and independent brands:

Franchise Brand	Number of Hotels
Super 8 (1)	48
Comfort Inn/Comfort Suites (2)	22
Hampton Inn (3)	2
Holiday Inn Express (4)	2
Sleep Inn (2)	2
Days Inn (1)	10
Ramada Limited (1)	1
Guest House Inn/Guesthouse Inn and Suites (5)	2
Supertel Inn (6)	3
Savannah Suites (7)	7
Masters Inn (6)	13
Tara Inn (8)	1
Baymont Inn and Suites(1)	1
Key West Inns (9)	1
	115

(1) Super 8 ®, Ramada Limited ®, Days Inn ®, and Baymont Inn ® are registered trademarks of Wyndham Worldwide
(2) Comfort Inn ®, Comfort Suites ® and Sleep Inn ® are registered trademarks of Choice Hotels International, Inc.
(3) Hampton Inn ® is a registered trademark of Hilton Hotels Corporation.
(4) Holiday Inn Express ® is a registered trademark of Six Continents Hotels, Inc.
(5) Guesthouse ® is a registered trademark of Guesthouse International Franchise Systems, Inc.
(6) Supertel Inn® and Masters Inn® are registered trademarks of Supertel Hospitality, Inc.
(7) Savannah Suites® is a registered trademark of Guest House Inn Corp.
(8) Tara Inn & Suites is a registered trade name of Supertel Limited Partnership.
(9) Key West Inn ® is a registered trademark of Key West Inns.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, occupancy rates, revenues and operating results for hotels operating in the geographic areas in which we operate are greater in the second and third quarters of the calendar year than in the first and fourth quarters, with the exception of our hotels located in Florida, which experience peak demand in the first and fourth quarters of the year.

Competition

The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on revenues, occupancy and the average daily room rate of the hotels or at hotel properties acquired in the future. A number of our hotels have experienced increased competition in the form of newly constructed competing hotels in the local markets, and we expect the entry of new competition to continue in several additional markets over the next several years.

We may compete for investment opportunities with entities that have substantially greater financial resources than us. These entities generally may be able to accept more risk than we can prudently manage. Competition in general may reduce the number of suitable investment opportunities for us and increase the bargaining power of property owners seeking to sell. Further, we believe that competition from entities organized for purposes substantially similar to our objectives could increase significantly.

Employees

At December 31, 2009, we had 16 employees. At December 31, 2009 Royco Hotels, manager of 103 of our hotels, and HLC, manager of 12 of our hotels, had workforces of approximately 1,557 and 211 employees, respectively, which are dedicated to the operation of the hotels.

(d) Available Information

Our executive offices are located at 309 N. 5th St, Norfolk, Nebraska 68701, our telephone number is (402) 371-2520, and we maintain an Internet website located at www.supertelinc.com. Our annual reports on Form 10-K and quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports are available free of charge on our website as soon as reasonably practicable after they are filed with the SEC. We also make available the charters of our board committees and our Code of Business Conduct and Ethics on our website. Copies of these documents are available in print to any shareholder who requests them. Requests should be sent to Supertel Hospitality, Inc., 309 N. 5th St, P.O. Box 1448, Norfolk, Nebraska 68701, Attn: Corporate Secretary.

Item 1A. RISK FACTORS

Risks Related to Our Business

The current economy has negatively impacted the hotel industry.

The current difficulties in the credit markets, a softening economy and a growing apprehension among consumers have negatively impacted the hotel industry. The slowing economy has caused a softening in business travel, especially among construction-related workers, a particularly strong guest group for many of our hotels. Accordingly, our financial results and growth could be harmed if the economic slowdown continues for a significant period or becomes worse.

The weakening economy may impact our current borrowings.

As discussed in "Liquidity and Capital Resources" below and Note 6 of our financial statements contained herein, during March 2010 we asked for and received amendments and waivers of certain covenants from lenders. If our plans to meet our liquidity requirements in the weakening economy are not successful, we may violate our future loan covenants. If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all.

The impact of the weakening economy on lenders may impact our future borrowings.

The weakening of the national economy increases the financial instability of some lenders. As a result, we expect lenders may tighten their lending standards, which could make it more difficult for us to obtain future revolving credit facilities on terms similar to the terms of our current revolving credit facilities or to obtain long-term financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to obtain cost-effective financing.

We cannot assure you that we will qualify, or remain qualified, as a REIT.

We currently are taxed as a REIT, and we expect to qualify as a REIT for future taxable years, but we cannot assure you that we will remain qualified as a REIT. If we fail to remain qualified as a REIT, all of our earnings will be subject to federal income taxation, which will reduce the amount of cash available for distribution to our stockholders, and we will not be required to distribute our income to our stockholders.

Our returns depend on management of our hotels by third parties.

In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions affecting the daily operations of any hotel. Under the REIT Modernization Act of 1999, REITs are permitted to lease their hotels to TRSs. However, a TRS, such as TRS Lessee, may not operate or manage the leased hotels and, therefore, must enter into management agreements with third-party eligible independent contractors to manage the hotels. Thus, an independent operator under a management agreement with TRS Lessee controls the daily operations of each of our hotels.

Under the terms of the management agreements between TRS Lessee and Royco Hotels and HLC, our ability to participate in operating decisions regarding the hotels is limited. We depend on Royco Hotels and HLC to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force Royco Hotels or HLC to change their methods of operation of our hotels. We can only seek redress if a management company violates the terms of the management agreement with TRS Lessee, and then only to the extent of the remedies provided for under the terms of the applicable management agreement. Additionally, in the event that we need to replace a management company, we may experience decreased occupancy and other significant disruptions at our hotels and in our operations generally.

Failure of the hotel industry to continue to improve or remain stable may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Our business strategy is focused in the hotel industry, and we cannot assure you that hotel industry fundamentals will continue to improve or remain stable. Economic slowdown and world events outside our control, such as terrorism, have adversely affected the hotel industry in the recent past and if these events reoccur, may adversely affect the industry in the future. In the event conditions in the hotel industry do not continue to improve or remain stable, our ability to execute our business strategies will be adversely affected, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Arranging financing for acquisitions and dispositions of hotels is difficult in the current capital markets.

The capital markets are weakened as a consequence of the weakening economy. Although we will continue to carefully evaluate and discuss both buying and selling opportunities, debt and equity financing could be a challenge to obtain for acquisitions and dispositions of hotels.

We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy, particularly in the current economy. We compete with institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in the acquisition of hotels. This competition for hotel investments may increase the price we pay for hotels and these competitors may succeed in acquiring those hotels that we seek to acquire. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater marketing and financial resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our returns on investment and profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and may result in stockholder dilution.

Our TRS lessee structure subjects us to the risk of increased operating expenses.

Our hotel management agreements require us to bear the operating risks of our hotel properties. Our operating risks include not only changes in hotel revenues and changes in TRS Lessee's ability to pay the rent due under the leases, but also increased operating expenses, including, among other things:

- wage and benefit costs;
- repair and maintenance expenses;
- energy costs;
- property taxes;
- insurance costs; and
- other operating expenses.

Any decreases in hotel revenues or increases in operating expenses could have a materially adverse effect on our earnings and cash flow.

Our debt service obligations could adversely affect our operating results, may require us to liquidate our properties and limit our ability to make distributions to our stockholders.

We seek to maintain a total stabilized debt level of no more than 40% to 55% of our aggregate property investment at cost. We, however, may change or eliminate this target at any time without the approval of our stockholders. At January 31, 2010, our debt to property investment was approximately 53%. In the future, we and our subsidiaries may incur substantial additional debt, including secured debt. Incurring such debt could subject us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payment of principal and interest;
- we may be more vulnerable to adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flow from operations to the repayment of our debt, thereby reducing the cash available for distribution to our stockholders, funds available for operations and capital expenditures, future investment opportunities or other purposes;

- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and
- the use of leverage could adversely affect our stock price and the ability to make distributions to our stockholders.

If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all. Our Great Western Bank and Wells Fargo Bank credit facilities contain cross-default provisions which would allow Great Western Bank and Wells Fargo Bank to declare a default and accelerate our indebtedness to them if we default on certain other loans, and such default would permit that lender to accelerate our indebtedness under any such loan.

Approximately $7.9 million of the Company's long term debt, excluding debt related to hotel properties held for sale, is scheduled to mature in 2010. If we do not have sufficient funds to repay our debt at maturity, we intend to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense
could adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our hotel properties on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. In addition, we may place mortgages on our hotel properties to secure our line of credit or other debt. To the extent we cannot meet these debt service obligations, we risk losing some or all of those properties to foreclosure. Additionally, our debt covenants could impair our planned strategies and, if violated, result in a default of our debt obligations.

Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future investment opportunities or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to "hedge" against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately mitigate the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our ability to make distributions of our common and preferred stock is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, we generally are required to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotel properties, we may be unable to declare or pay distributions to our stockholders. We may not generate sufficient cash in order to fund distributions to our stockholders, which may require us to sell assets or borrow money to satisfy the REIT distribution requirements.

Among the factors which could adversely affect our results of operations and our distributions to stockholders are reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotel properties. Among the factors which could reduce our net operating profits are decreases in hotel property revenues and increases in hotel property operating expenses. Hotel property revenue can decrease for a number of reasons, including increased competition from a new supply of rooms and decreased demand for rooms. These factors can reduce both occupancy and room rates at our hotel properties.

The timing and amount of distributions are in the sole discretion of our Board of Directors, which will consider, among other factors, our actual results of operations, debt service requirements, capital expenditure requirements for our properties and our operating expenses. We suspended our quarterly common stock dividend in March 2009 to preserve our capital in a difficult economic environment. Our future dividends on our preferred stock may be reduced or also suspended if economic circumstances warrant.

We have restrictive debt covenants that could adversely affect our ability to run our business.

We file quarterly loan compliance certificates with certain of our lenders. Weakness in the economy, and the lodging industry at large, may result in our non-compliance with our loan covenants. Such non-compliance with our loan covenants may result in our lenders restricting the use of our operating funds for capital improvements to our existing hotels, including improvements required by our franchise agreements. We cannot assure you that our loan covenants will permit us to maintain our historic business strategy.

Our restrictive debt covenants may jeopardize our tax status as a REIT.

To maintain our REIT status, we generally must distribute at least 90% of our REIT taxable income to our stockholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. In the event we do not comply with our debt service obligations, our lenders may limit our ability to make distributions to our shareholders, which could adversely affect our REIT status.

Our failure to have distributed the former Supertel's earnings and profits may compromise our tax status.

At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. In October 1999, our company and the former Supertel Hospitality, Inc. merged. We were the surviving entity in the merger and in May 2005 we changed our name to Supertel Hospitality, Inc. Prior to the effective time of the merger between our company and the former Supertel, the former Supertel paid a dividend to its stockholders of record in the amount of its accumulated earnings and profits for federal income tax purposes. Accordingly, we should not have succeeded to any of the then current and accumulated earnings and profits of the former Supertel. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and the former Supertel's computations of its accumulated earnings and profits are not binding upon the IRS. Should the IRS successfully assert that the former Supertel's accumulated earnings and profits were greater than the amount distributed by the former Supertel, we may fail to qualify as a REIT.

Operating our hotels under franchise agreements could adversely affect distributions to our shareholders.

Ninety-one of our hotels operate under third party franchise agreements and we are subject to the risks of concentrating our hotel investments in several franchise brands. These risks include reductions in business following negative publicity related to any one of our particular brands. Risks associated with our brands could adversely affect our lease revenues and the amounts available for distribution to our shareholders.

The maintenance of the franchise licenses for our hotels is subject to our franchisors' operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we and TRS Lessee follow their standards. Failure to maintain these standards or other terms and conditions could result in a franchise license being canceled. As a condition of our continued holding of a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Loss of a franchise license for several of our hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our cash available for distribution to shareholders.

Our inability to obtain financing could limit our growth.

We are required to distribute at least 90% of our REIT taxable income to our shareholders each year in order to continue to qualify as a REIT. Our debt service obligations and distribution requirements limit our ability to fund capital expenditures, acquisitions and hotel development through retained earnings. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain debt or equity financing.

Neither our articles of incorporation nor our bylaws limit the amount of debt we can incur. Our Board of Directors can implement and modify a debt limitation policy without shareholder approval. We cannot assure you that we will be able to obtain additional equity financing or debt financing or that we will be able to obtain any financing on favorable terms.

We may not be able to complete development of new hotels on time or within budget.

We may develop hotel properties as suitable opportunities arise. New project development is subject to a number of risks that could cause increased costs or delays in our ability to generate revenue from any development hotel, reducing our cash available for distribution to shareholders. These risks include:

- construction delays or cost overruns that may increase project costs;
- competition for suitable development sites;
- receipt of zoning, land use, building, construction, occupancy and other required governmental permits and authorizations; and
- substantial development costs in connection with projects that are not completed.

We may not be able to complete the development of any projects we begin and, if completed, our development and construction activities may not be completed in a timely manner or within budget.

We may also rehabilitate hotels that we believe are underperforming. These rehabilitation projects will be subject to the same risks as development projects.

Hotels that we develop have no operating history and may not achieve levels of occupancy that result in levels of operating income that provide us with an attractive return on our investment.

The new hotels that we may develop will have no operating history. These hotels, both during the start-up period and after they have stabilized, may not achieve anticipated levels of occupancy, average daily room rates, or gross operating margins, and could result in operating losses and reduce the amount of distributions to our shareholders.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Investments in joint ventures may require that we provide the joint venture entity with the right of first offer or right of first refusal to acquire any new property we consider acquiring directly. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or co-venturers. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or co-venturer in which case we may be liable in the event such party defaults on its guaranty obligation.

Our business could be disrupted if we need to find a new manager upon termination of an existing management agreement.

If Royco Hotels or HLC fails to materially comply with the terms of the management agreement, we have the right to terminate the management agreement. Upon termination, we would have to find another manager to manage the property. We cannot operate the hotels directly due to federal income tax restrictions. We cannot assure you that we would be able to find another manager or that, if another manager were found, we would be able to enter into a new management agreement favorable to us. Our franchisors may require us to make substantial capital improvements to the hotels prior to their approval, if required, of a new manager. There would be disruption during any change of hotel management that could adversely affect our operating results and reduce our distributions to our shareholders.

We may not be able to sell hotels on favorable terms.

We sold eight hotels in 2009, and we sold two hotels in 2008. At December 31, 2009, we have nineteen hotel properties held for sale. We may not be able to sell such hotels on favorable terms, and such hotels may be sold at a loss. As with acquisitions, we face competition for buyers of our hotel properties. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would be unable to accept. If we cannot find buyers for any properties that are designated for sale, we will not be able to implement our disposition strategy. In the event that we cannot fully execute our disposition strategy or realize the benefits therefrom, we will not be able to fully execute our growth strategy.

Geographic concentration of our hotels will make our business vulnerable to economic downturns in the Midwestern and Eastern United States.

Most of our hotels are located in the Midwestern and Eastern United States. Economic conditions in the Midwestern and Eastern United States will significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Midwestern and Eastern United States and our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Unanticipated expenses and insufficient demand for hotels we acquire in new geographic markets could adversely affect our profitability and our ability to make distributions to our stockholders.

As part of our business plan, we may develop or acquire hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our franchise brands. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our profitability and our ability to make distributions to our stockholders.

An economic recession and industry downturn could adversely affect our results of operations.

If room supply outpaces demand, our operating margins may deteriorate and we may be unable to execute our business plan. In addition, if this trend continues, we may be unable to continue to meet our debt service obligations or to obtain necessary additional financing.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase debt service requirements on our floating rate debt including any borrowings under our credit facilities. Any borrowings under our credit facilities having floating interest rates may increase due to market conditions. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources, may not be efficiently integrated into operations, and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations. If the integration of our acquisitions into our management companies' operations is not accomplished as efficiently as planned, we will not achieve the expected operating results from the acquisitions. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

We depend on key personnel.

We depend on the efforts and expertise of our chief executive officer and chief financial officer to drive our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations. Our ability to replace key individuals may be difficult because of the limited number of individuals with the breadth of skills and experience needed to excel in the hotel industry. There can be no assurance that we would be able to hire, train, retain or motivate such individuals.

Risks Related to the Hotel Industry

Our ability to make distributions to our shareholders may be affected by factors in the hotel industry that are beyond our control.

Operating Risks

Our hotels are subject to various operating risks found throughout the hotel industry. Many of these risks are beyond our control. These include, among other things, the following:

- competitors with substantially greater marketing and financial resources than us;
- over-building in our markets, which adversely affects occupancy and revenues at our hotels;
- dependence on business and commercial travelers and tourism;
- terrorist incidents which may deter travel;
- increases in hotel operating costs, energy costs, airline fares and other expenses, which may affect travel patterns and reduce the number of business and commercial travelers and tourists; and
- adverse effects of general, regional and local economic conditions.

These factors could adversely affect the amount of rent we receive from leasing our hotels and reduce the net operating profits of TRS Lessee, which in turn could adversely affect our ability to make distributions to our shareholders. Decreases in room revenues of our hotels will result in reduced operating profits for TRS Lessee and decreased lease revenues to our company under our current percentage leases with TRS Lessee.

Competition and Financing for Acquisitions

We compete for investment opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can manage wisely. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms. Additionally, current economic conditions present difficult challenges to obtaining financing for acquisitions.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, occupancy rates, hotel revenues, and operating results are greater in the second and third quarters than in the first and fourth quarters, with the exception of our hotels located in Florida. This seasonality can be expected to cause quarterly fluctuations in our lease revenues. Our quarterly earnings may be adversely affected by factors outside our control, including bad weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in our first and fourth quarters in order to offset these fluctuations in revenues.

Investment Concentration in Particular Segments of Single Industry

Our entire business is hotel-related. Our investment strategy is to acquire interests in midscale without food and beverage and economy hotel properties. Therefore, a downturn in the hotel industry in general and the economy and midscale without food and beverage segments in particular will have a material adverse effect on our lease revenues and amounts available for distribution to our shareholders.

Capital Expenditures

Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. The costs of all of these capital improvements could adversely affect our financial condition and reduce the amounts available for distribution to our shareholders. These renovations may give rise to the following risks:

- possible environmental problems;
- construction cost overruns and delays;
- a possible shortage of available cash to fund renovations and the related possibility that financing for these renovations may not be available to us on affordable terms; and
- uncertainties as to market demand or a loss of market demand after renovations have begun.

For the twelve months ended December 31, 2009, we spent approximately $4.5 million for capital improvements to our hotels.

Recent economic trends, the military action in Afghanistan and Iraq and prospects for future terrorist acts and military action have adversely affected the hotel industry generally, and similar future events could adversely affect the industry in the future.

Terrorist attacks and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with economic trends and the U.S. led military action in Afghanistan and Iraq, substantially reduced business and leisure travel and lodging industry RevPAR generally. We cannot predict the extent to which these factors will directly or indirectly impact your investment in our common stock, the lodging industry or our operating results in the future. Declining RevPAR at our hotels would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our stock will trade, the lodging industry in general and our operations in particular.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, losses from foreign or domestic terrorist activities, may not be insurable or may not be economically insurable. Initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. See our risk factors above concerning the impact of the weakening economy on capital markets, the hotel industry and borrowing. The lenders under some of the mortgage debt that we will assume will require us to set aside varying amounts each year for capital improvements at our hotels. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral.

Under these environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities at a property. One example is laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

Our company could be responsible for the costs discussed above if it found itself in one or more of these situations. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could affect the funds available for distribution to our shareholders. To determine whether any costs of this nature might be required, we commissioned Phase I environmental site assessments, or "ESAs" before we acquired our hotels, and in 2002, commissioned new ESAs for 32 of our hotels in conjunction with a refinancing of the debt obligations of those hotels. These studies typically included a review of historical information and a site visit, but not soil or groundwater testing. We obtained the ESAs to help us identify whether we might be responsible for cleanup costs or other costs in connection with our hotels. The ESAs on our hotels did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants obtaining damages. If we were required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to our shareholders and meet our other obligations could be adversely affected.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In addition, our management agreements with Royco Hotels and HLC require us to pay a termination fee upon the sale of a certain number of hotels, which will limit our ability to sell hotel properties. The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- the ongoing need for capital improvements, particularly in older structures;

- changes in operating expenses; and

- civil unrest, acts of God, including earthquakes, floods and other natural disasters and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001, which may result in uninsured losses.

We may decide to sell our hotel properties in the future. We cannot predict whether we will be able to sell any hotel property or investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that hotel property for a period of time or impose other restrictions, such as limitation on the amount of debt that can be placed or repaid on that hotel property. These facts and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution, and we could face legal claims from guests. In addition, the presence of significant mold could expose us to liability from our guests, employees or our management companies and others if property damage or health concerns arise.

Risks Related to our Organization and Structure

Our failure to qualify as a REIT under the federal tax laws would result in adverse tax consequences.

The federal income tax laws governing REITs are complex.

We currently operate as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we would be successful in operating so that we can qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. We have not applied for or obtained rulings from the Internal Revenue Service that we will qualify as a REIT.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income. We might need to borrow money or sell assets in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless we were entitled to relief under certain federal income tax laws, we could not re-elect REIT status during the four calendar years after the year in which we failed to qualify as a REIT.

Failure to make required distributions would subject us to tax.

In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal income tax on our undistributed taxable income. In addition, we will be subject to a 4% non-deductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. As a result, for example, of differences between cash flow and the accrual of income and expenses for tax purposes, or of nondeductible expenditures, our REIT taxable income in any given year could exceed our cash available for distribution. In addition, to the extent we may retain earnings of TRS Lessee in those subsidiaries, such amount of cash would not be available for distribution to our stockholders to satisfy the 90% distribution requirement. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% non-deductible excise tax in a particular year.

The formation of TRS Lessee increases our overall tax liability.

TRS Lessee is subject to federal and state income tax on its taxable income, which in the case of TRS Lessee currently consists and generally will continue to consist of revenues from the hotel properties leased by TRS Lessee, net of the operating expenses for such properties and rent payments to us. Accordingly, although our ownership of TRS Lessee allows us to participate in the operating income from our hotel properties in addition to receiving rent, that operating income is fully subject to income tax. Such taxes could be substantial. The after-tax net income of TRS Lessee is available for distribution to us.

We incur a 100% excise tax on transactions with TRS Lessee that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by TRS Lessee exceeds an arm's-length rental amount, such amount potentially is subject to the excise tax. We intend that all transactions between us and TRS Lessee will continue to be conducted on an arm's-length basis and, therefore, that the rent paid by TRS Lessee to us will not be subject to the excise tax.

Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To continue to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To continue to qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. If we fail to comply with these requirements at the end of any calendar quarter, we may be able to preserve our REIT status by benefiting from certain statutory relief provisions. Except with respect to a de minimis failure of the 5% asset test or the 10% vote or value test, we can maintain our REIT status only if the failure was due to reasonable cause and not to willful neglect. In that case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which we identified the failure, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate (currently 35%) multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. Legislation enacted in 2003 and 2006 generally reduced the maximum rate of tax applicable to individuals, trusts and estates on dividend income from regular C corporations to 15.0% through 2010. This reduced substantially the so-called "double taxation" (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs do not qualify for the dividend tax reduction because, as a result of the dividends paid deduction to which REITs are entitled, REITs generally do not pay corporate level tax on income that they distribute to stockholders. As a result of that legislation, individual, trust, and estate investors could view stocks of non-REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non-REIT corporations are subject to lower tax rates for such investors.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

In order to maintain our REIT qualification, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year. Our articles of incorporation contain the ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock by any person, subject to several exceptions. Generally, any shares of our capital stock owned by affiliated owners will be added together for purposes of the ownership limitation.

These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors' approval, even if our stockholders believe the change of control is in their best interests. Our charter authorizes our board of directors to issue shares of common stock and shares of preferred stock, and to set the preferences, rights and other terms of the preferred stock. Furthermore, our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock of any class or series of preferred stock that we have authority to issue. Issuances of additional shares of stock may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders' best interests.

Our ownership limitation may prevent you from engaging in certain transfers of our capital stock.

If anyone transfers shares in a way that would violate the ownership limitation described above or prevent us from continuing to qualify as a REIT under the federal income tax laws, we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares. Those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by our company or sold to a person whose ownership of the shares will not violate the ownership limitation. Anyone who acquires shares in violation of the ownership limitation or the other restrictions on transfer in our articles of incorporation bears the risk that he will suffer a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

We may be subject to the 100% prohibited transaction tax on the gain recognized on the hotels we sold between 2001 and 2004.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. We held the disposed hotels for an average period of eight years and did not acquire the hotels for purposes of resale. Accordingly, we do not believe any of those hotels were held primarily for sale in the ordinary course of our trade or business. However, if the Internal Revenue Service would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our Company headquarters is located in Norfolk, Nebraska in an office building owned by us. The following table sets forth certain information with respect to the hotels owned by us as of December 31, 2009:

Hotel Brand	Rooms
Super 8	
Aksarben-Omaha, NE	73
Antigo, WI	52
Batesville, AR	49
Billings, MT	106
Boise, ID	108
Burlington, IA	62
Clarinda, IA	40
Clinton, IA	62
Columbus, GA	74
Columbus, NE	63
Cornhusker–Lincoln, NE	133
Creston, IA	121
El Dorado, KS	49
Fayetteville, AR	83
Ft. Madison, IA	40
Green Bay, WI	83
Hays, KS	76
Iowa City, IA	84
Jefferson City, MO	77
Keokuk, IA	61
Kingdom City, MO	60
Kirksville, MO	61
Lenexa, KS	101
Manhattan, KS	85
Menomonie, WI	81
Moberly, MO	60
Mt. Pleasant, IA	55
Muscatine, IA	63
Neosho, MO	58
Norfolk, NE	64
O'Neill, NE	72
Omaha, NE	116
Parsons, KS	48
Pella, IA	40
Pittsburg, KS	64
Portage, WI	61
Sedalia, MO	87
Shawano, WI	55
Storm Lake, IA	59
Terre Haute, IN	117
Tomah, WI	65
Watertown, SD	57
Super 8 - Continued	
Wayne, NE	40
West "O" – Lincoln, NE	81
West Dodge– Omaha, NE	101
West Plains, MO	49
Wichita – (Park City), KS	59
Wichita, KS	119
Baymont Inn & Suites	
Brooks, KY	65
Comfort Inn /Comfort Suites	
Alexandria, VA	150
Beacon Marina-Solomons, MD	60
Chambersburg, PA	63
Culpeper, VA	49
Dover, DE	64
Dublin, VA	99
Erlanger, KY	145
Farmville, VA	51
Fayetteville, NC	120
Fort Wayne, IN	127
Glasgow, KY	60
Lafayette, IN	62
Louisville, KY	69
Marion, IN	62
Minocqua, WI	51
Morgantown, WV	80
New Castle, PA	79
Princeton, WV	51
Rocky Mount, VA	61
Sheboygan, WI	59
South Bend, IN	135
Warsaw, IN	71
Days Inn	
Alexandria, VA	200
Ashland, KY	63
Bossier City, LA	176
Farmville, VA	59
Fredericksburg, VA (North)	120
Fredericksburg, VA (South)	156
Glasgow, KY	59
Shreveport, LA	148
Sioux Falls, SD (Airport)	86
Sioux Falls, SD (Empire)	79
Guest House Inn	
Ellenton, FL	63
Jackson, TN	114
Hampton Inn	
Cleveland, TN	59
Shelby, NC	76
Holiday Inn Express	
Danville, KY	63
Harlan, KY	62
Key West Inns	
Key Largo, FL	40
Masters Inn	
Augusta, GA	120
Cave City, KY	97
Charleston, SC	150
Columbia, SC (I26)	112
Columbia, SC (Knox Abbott)	109
Doraville, GA	89
Garden City, GA	128
Marietta, GA	86
Mt. Pleasant, SC	120
Seffner, FL (East Tampa)	120
Tampa, FL (Fairgrounds)	127
Tucker, GA	105
Tuscaloosa, AL	151
Ramada Limited	
Ellenton, FL	73
Savannah Suites	
Augusta, GA	172
Chamblee, GA	120
Greenville, SC	170
Jonesboro, GA	172
Pine Street - Atlanta, GA	164
Savannah, GA	160
Stone Mountain, GA	140
Sleep Inn	
Louisville, KY	63
Omaha, NE	90
Supertel Inn	
Creston, IA	41
Jane, MO	45
Neosho, MO	47
Tara Inn & Suites	
Jonesboro, GA	127
Total	**10,028**

Additional property information is found in Item 8 Schedule III of this Annual Report on Form 10-K.

Item 3. Legal Proceedings

Litigation

Various claims and legal proceedings arise in the ordinary course of business and may be pending against the Company and its properties. Based upon the information available, the Company believes that the resolution of any of these claims and legal proceedings should not have a material adverse affect on its consolidated financial position, results of operations or cash flows.

Three separate lawsuits have been filed against the Company in Jefferson Circuit Court, Louisville, Kentucky; one lawsuit filed by a plaintiff on June 26, 2008, a second lawsuit filed by fourteen plaintiffs on December 15, 2008 and a third lawsuit filed by six plaintiffs on January 16, 2009. The plaintiffs in the three cases, now consolidated as one action, allege that as guests at the Company's hotel in Louisville, Kentucky, they were exposed to carbon monoxide as a consequence of a faulty water heater at the hotel. The plaintiffs have also sued the plumbing company which performed repairs on the water heater at the hotel. On August 7, 2009 the Company's insurers notified the Company that they would defend the consolidated lawsuit with a reservation of rights as to coverage.

Plaintiffs are seeking to recover for damages arising out of physical and mental injury, lost wages, pain and suffering, past and future medical expenses and punitive or exemplary damages. The damages claimed by plaintiffs in discovery thus far are in a range of approximately $37 to $41 million. The company retains three tranches of commercial general liability insurance with aggregate limits of $51 million. There are no deductibles on two of the tranches; the third tranche has a deductible of $10,000. At this time, the Company has not recorded a liability as the amount of the loss contingency is not reasonably estimable. The Company will continue to evaluate the estimability of loss contingency amounts.

Item 4. (Removed and Reserved)

Executive Officers of the Company as of March 5, 2010

The following are executive officers of the Company as of March 5, 2010:

Kelly A. Walters, *President and Chief Executive Officer.* Mr. Walters joined the Company and became President and Chief Executive Officer on April 14, 2009 as the successor to Paul Schulte, the firm's co-founder and then president. Mr. Walters, age 49, is a former Senior Vice President for North Dakota-based Investors Real Estate Trust (IRET), a self-advised equity real estate investment trust. Prior to IRET, he was Senior Vice President and Chief Investment Officer of Omaha based Magnum Resources, Inc., a privately held real estate investment and operating company. Preceding Magnum Resources, Walters was an officer and senior portfolio manager at Brown Brothers Harriman & Company in Chicago. He also held investment positions with Peter Kiewit Sons' Inc. He holds a B.S.B.A. degree in banking and finance from the University of Nebraska at Omaha and an EMBA from the University of Nebraska.

Corrine L. Scarpello, *Senior Vice President and Chief Financial Officer.* Ms. Scarpello became Chief Financial Officer of the Company on August 31, 2009. She joined the Company in November 2005 having worked for a year as a consultant for the Company and its management company. Ms. Scarpello, age 55, previously worked for Mutual of Omaha for 17 years, serving as the Vice President of Accounting and Administration for a subsidiary and as Manager in their mergers and acquisitions department. Ms. Scarpello also has accounting and auditing experience with PricewaterhouseCoopers (formerly Coopers and Lybrand) and is a CPA. Ms. Scarpello is currently a director of Nature Technology Corp., a biotech company. Ms. Scarpello is a graduate of the University of Nebraska at Omaha.

Steven C. Gilbert, *Senior Vice President and Chief Operating Officer.* Mr. Gilbert joined the Company as Senior Vice President of CAP-EX in July 2001 and became Chief Operating Officer on August 27, 2009. Mr.

Gilbert, age 61, had previously served as Senior Vice President of CAP-EX for Humphrey Hospitality Management, Inc. (1999-2001) and for old Supertel Hospitality, Inc. (1991-1999). Mr. Gilbert worked in various sales, purchasing and construction management positions prior to joining old Supertel Hospitality, Inc. in 1991.

David L. Walter, *Senior Vice President and Treasurer*. Mr. Walter joined the Company as Controller, September 1, 2004. Mr. Walter, age 62, previously served as a Vice President and Controller of Emprise Financial Corporation since March 1998. The position was managing the accounting department for the holding company and four bank charters. Mr. Walter also served the prior 26 years in Banking as Vice President, Treasurer and Controller, in functions of lending, appraising and accounting. Mr. Walter is a graduate of Newman University, Wichita, Kansas, with a Bachelor of Science in Business.

PART II

Item 5. Market for the Registrant's Common Equity / Related Shareholder Matters and Issuer Purchases of Equity Securities.

(a) Market Information

The common stock trades on the Nasdaq Global Market under the symbol "SPPR." The closing sales price for the common stock on February 25, 2010 was $1.43 per share. The table below sets forth the dividends declared per share and high and low sales prices per share reported on the Nasdaq Global Market for the periods indicated.

	Supertel Hospitality, Inc. Common Stock		
	High	**Low**	**Dividend**
2008			
First Quarter	$ 6.78	$ 5.26	$ 0.1275
Second Quarter	$ 5.78	$ 4.83	$ 0.1275
Third Quarter	$ 4.95	$ 3.90	$ 0.1275
Fourth Quarter	$ 4.05	$ 0.92	$ 0.0800
2009			
First Quarter	$ 2.10	$ 0.82	$ -
Second Quarter	$ 1.85	$ 0.83	$ -
Third Quarter	$ 2.35	$ 1.47	$ -
Fourth Quarter	$ 2.24	$ 1.31	$ -

(b) Holders

As of February 23, 2010, the approximate number of holders of record of the common stock was 131 and the approximate number of beneficial owners was 4,362.

(c) Dividends

The 2008 fourth quarter dividend of $0.08 was paid in February 2009, and was reported as a component of 2009 dividend payments for income tax purposes. Of the total dividend, $0.053 represented capital gain distribution and $0.027 represented a nondividend distribution to shareholders. The actual amount of future dividends will be determined by the board of directors based on the actual results of operations, economic conditions, capital expenditure requirements and other factors that the board of directors deems relevant.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on our common stock for the period December 31, 2004 through December 31, 2009, with the cumulative total return on the SNL securities Hotel REIT Index ("Hotel REITs Index") and the NASDAQ Composite ("NASDAQ—Total US Index") for the same period. The Hotel REITs Index is comprised of publicly traded REITs that focus on investments in hotel properties. The NASDAQ Composite is comprised of all United States common shares traded on the NASDAQ Stock Market (previously titled NASDAQ—Total US). The comparison assumes a starting investment of $100 on December 31, 2004 in our common stock and in each of the indices shown, and assumes that all dividends are reinvested. The performance graph is not necessarily indicative of future investment performance.


Supertel Hospitality, Inc.
Total Return Performance
Index Value
220
180
140
100
60
20
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Supertel Hospitality, Inc.
NASDAQ Composite
SNL REIT Hotel

Index	Period Ending 12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Supertel Hospitality, Inc.	100.00	127.67	201.50	190.83	59.88	52.84
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL REIT Hotel	100.00	109.80	141.22	109.91	43.96	72.82

Source : SNL Financial LC, Charlottesville, VA

Item 6. Selected Financial Data

The following table sets forth our selected financial information. The selected operating data and balance sheet data have been extracted from our consolidated financial statements for each of the periods presented and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

(In thousands, except per share data)	As of and for the Years Ended December 31,				
	2009	2008	2007	2006	2005
Operating data (1):					
Room rentals and					
other hotel services (2)	$ 88,970	$ 99,256	$ 90,084	$ 67,733	$ 51,709
Net earnings (loss) from continuing operations	(14,911)	2,260	3,268	3,018	2,192
Discontinued operations	(12,614)	4,999	1,147	1,037	812
Net earnings (loss)	(27,525)	7,259	4,415	4,055	3,004
Noncontrolling interest	130	(603)	(337)	(334)	(226)
Net earnings (loss) attributable to controlling interests	(27,395)	6,656	4,078	3,721	2,778
Preferred stock dividends	(1,474)	(1,160)	(948)	(1,215)	(6)
Net earnings (loss) available to common shareholders	(28,869)	5,496	3,130	2,506	2,772
Adjusted EBITDA (3)	(1,916)	35,784	29,230	20,883	15,795
FFO (4)	(16,892)	14,897	15,358	11,189	9,637
Weighted average number of shares outstanding:					
basic	21,647	20,840	20,197	12,261	12,062
diluted for EPS calculation	21,647	20,840	20,217	12,272	12,062
diluted for FFO per share calculation	21,647	22,346	22,343	14,960	12,062
Net earnings per common share from continuing operations - basic	(0.75)	0.04	0.10	0.12	0.16
Net earnings per common share from discontinued operations - basic	(0.58)	0.22	0.05	0.08	0.07
Net earnings per common share basic	(1.33)	0.26	0.15	0.20	0.23
Net earnings per common share diluted	(1.33)	0.26	0.15	0.20	0.23
FFO per share - basic	(0.78)	0.71	0.76	0.91	0.80
FFO per share - diluted	(0.78)	0.70	0.73	0.83	0.80
Total assets	274,395	321,477	311,025	202,148	156,956
Total debt	189,513	202,806	196,840	94,878	92,008
Net cash flow:					
Provided by operating activities	6,101	20,605	16,640	13,558	10,215
Provided (used) by investing activities	12,025	(22,558)	(104,153)	(49,633)	(32,355)
Provided (used) by financing activities	(18,410)	1,499	83,243	40,348	22,986
Dividends per share (5)	-	0.4625	0.48	0.405	0.26
Reconciliation of Weighted average number of shares for EPS diluted to FFO diluted:					
EPS diluted shares	21,647	20,840	20,217	12,272	12,062
Common stock issuable upon exercise or conversion of:					
Warrants	-	-	8	-	-
Series A Preferred Stock (6)	-	1,506	2,118	2,688	-
FFO diluted shares	21,647	22,346	22,343	14,960	12,062

(In thousands, except per share data)	As of and for the Years Ended December 31,				
	2009	2008	2007	2006	2005
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA					
Net earnings (loss) available to common shareholders	$ (28,869)	$ 5,496	$ 3,130	$ 2,506	$ 2,772
Interest, including disc ops	13,015	13,848	12,908	8,255	5,959
Income tax benefit, including disc ops	(1,647)	(305)	(304)	(107)	(31)
Depreciation and amortization, including disc ops	14,241	14,982	12,211	8,680	6,863
EBITDA	(3,260)	34,021	27,945	19,334	15,563
Noncontrolling interest	(130)	603	337	334	226
Preferred stock dividend	1,474	1,160	948	1,215	6
Adjusted EBITDA	$ (1,916)	$ 35,784	$ 29,230	$ 20,883	$ 15,795
RECONCILIATION OF NET EARNINGS (LOSS) TO FFO					
Net earnings (loss) available to common shareholders	$ (28,869)	$ 5,496	$ 3,130	$ 2,506	$ 2,772
Depreciation and amortization, including disc ops	14,241	14,982	12,211	8,680	6,863
Net (gain) loss on disposition of continuing and discontinued assets	(2,264)	(5,581)	17	3	2
FFO (4)	$ (16,892)	$ 14,897	$ 15,358	$ 11,189	$ 9,637

(1) Revenues for all periods exclude revenues from hotels sold or classified as held for sale, which are classified in discontinued operations in the statements of operations.

(2) Hotel revenues include room and other revenues from the operations of the hotels.

(3) Adjusted EBITDA is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We calculate Adjusted EBITDA by adding back to net earnings (loss) available to common shareholders certain non-operating expenses and non-cash charges which are based on historical cost accounting and we believe may be of limited significance in evaluating current performance. We believe these adjustments can help eliminate the accounting effects of depreciation and amortization and financing decisions and facilitate comparisons of core operating profitability between periods, even though Adjusted EBITDA also does not represent an amount that accrues directly to common shareholders. In calculating Adjusted EBITDA, we also add back preferred stock dividends and noncontrolling interests, which are cash charges.

Adjusted EBITDA doesn't represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, cash flow from operations or any other operating performance measure prescribed by GAAP. Adjusted EBITDA is not a measure of our liquidity, nor is Adjusted EBITDA indicative of funds available to fund our cash needs, including our ability to make cash distributions. Neither does the measurement reflect cash expenditures for long-term assets and other items that have been and will be incurred. Adjusted EBITDA may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties. To compensate for this, management considers the impact of these excluded items to the extent they are material to operating decisions or the evaluation of our operating performance. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

(4) FFO is a non-GAAP financial measure. We consider FFO to be a market accepted measure of an equity REIT's operating performance, which is necessary, along with net earnings (loss), for an understanding of our operating results. FFO, as defined under the National Association of Real Estate Investment Trusts (NAREIT) standards, consists of net income computed in accordance with GAAP, excluding gains (or losses)

from sales of real estate assets, plus depreciation and amortization of real estate assets. We believe our method of calculating FFO complies with the NAREIT definition. FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. All REITs do not calculate FFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO for similar REITs.

We use FFO as a performance measure to facilitate a periodic evaluation of our operating results relative to those of our peers, who, like us, are typically members of NAREIT. We consider FFO a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assume that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO provides a meaningful indication of our performance.

(5) Represents dividends declared by us. The 2008 fourth quarter dividend of $0.08 was paid in February 2009, and was reported as a component of 2009 dividend payments for income tax purposes. Components of the dividends paid for the year ended December 31, 2009 were $0.053 capital gain distribution and $0.027 nondividend distribution to shareholders.

(6) The conversion rights of the Series A preferred stock were cancelled as of February 20, 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain information both included and incorporated by reference in this management's discussion and analysis and other sections of this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on assumptions that management has made in light of experience in the business in which we operate, as well as management's perceptions of historical trends, current conditions, expected future developments and other factors believed to be appropriate under the circumstances. These statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Management believes that these forward-looking statements are based on reasonable assumptions.

Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, risks associated with debt financing, interest rates, competition, supply and demand for hotel rooms in our current and proposed market areas, policies and guidelines applicable to real estate investment trusts and other risks and uncertainties described herein, and in our filings with the SEC from time to time. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein. We caution readers not to place undue reliance on any forward-looking statements included in this report which speak only as of the date of this report.

Overview

We are a self-administered REIT, and through our subsidiaries, we owned 115 limited service hotels in 23 states at December 31, 2009. Our hotels operate under several national franchise and independent brands.

Our significant events for 2009 include:

- Supertel offered to each of the Preferred OP Unit holders the option to extend until October 24, 2010 their right to have units redeemed at $10 per unit. In October 2009, 126,751 units were redeemed at $10 each. The holders of the remaining 51,035 units elected to extend to October 24, 2010, their right to have units redeemed at $10 per unit;

- We sold eight hotels for $17.2 million using the proceeds to pay the underlying mortgages and generating an additional $4.7 million in cash for operations;

- We secured and borrowed $21.7 million to repay maturing loans and to generate operating capital;

- Non cash impairment charges of $24.1 million were booked against hotels sold, held for sale, and held for use; and

- As of December 31, 2009 we had 19 hotels classified as held for sale with a total net book value of $32.0 million. Expected gross proceeds of $35.2 million will be used to pay off the underlying mortgages with remaining cash used for operations.

Additionally, in January 2010, the Company sold the 99 room Comfort Inn located in Dublin, Virginia for approximately $2.75 million. These funds were used to pay off the Village Bank loan with the remaining funds used to reduce the revolving line of credit with Great Western Bank. Also in January 2010, the Company borrowed $0.8 million from First National Bank of Omaha.

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 99% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership.

The discussion that follows is based primarily on our consolidated financial statements as of December 31, 2009 and 2008, and results of operations for the years ended December 31, 2009, 2008 and 2007, and should be read along with the consolidated financial statements and related notes.

RevPAR, ADR and Occupancy

The following table presents our revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy by region for 2009 and 2008, respectively. The comparisons of same store operations are for 96 hotels owned and held in continuing operations as of January 1, 2008, including nine of the ten hotels purchased on January 2, 2008.

Same Store	2009				2008			
Region	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Mountain	214	$ 31.96	62.1%	$ 51.50	214	$ 38.02	73.2%	$ 51.97
West North Central	2,670	28.44	59.4%	47.86	2,670	31.47	65.2%	48.25
East North Central	1,081	36.25	58.5%	61.96	1,081	41.85	65.3%	64.11
Middle Atlantic/New England	142	38.90	58.9%	66.04	142	43.47	64.3%	67.63
South Atlantic	2,772	25.71	57.8%	44.48	2,772	28.39	60.3%	47.07
East South Central	822	31.29	53.2%	58.82	822	33.59	55.5%	60.53
West South Central	456	25.84	56.9%	45.38	456	27.91	59.7%	46.73
Total Same Store Hotels	8,157	$ 28.96	58.0%	$ 49.90	8,157	$ 32.20	62.5%	$ 51.54

States included in the Regions	
Mountain	Idaho and Montana
West North Central	Iowa, Kansas, Missouri, Nebraska and South Dakota
East North Central	Indiana and Wisconsin
Middle Atlantic/New England	Pennsylvania
South Atlantic	Delaware, Florida, Georgia, Maryland, North Carolina, South Carolina, Virginia and West Virginia
East South Central	Alabama, Kentucky and Tennessee
West South Central	Arkansas and Louisiana

Our RevPAR, ADR and Occupancy, by franchise affiliation for 2009 and 2008 were as follows:

Same Store	2009				2008			
Brand	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Limited Service								
Midscale w/o F&B *								
Comfort Inn/ Comfort Suites	1,669	$ 38.53	56.0%	$ 68.84	1,669	$ 44.12	60.7%	$ 72.62
Hampton Inn	135	43.62	58.9%	74.01	135	50.78	66.8%	76.04
Holiday Inn Express	125	43.92	67.1%	65.44	125	43.39	65.1%	66.64
Other Midscale (1)	291	29.77	50.5%	58.95	291	36.54	58.8%	62.15
Total Midscale w/o F&B *	2,220	$ 38.00	56.1%	$ 67.78	2,220	$ 43.49	61.1%	$ 71.17
Economy								
Days Inn	1,146	$ 27.93	54.4%	$ 51.35	1,146	$ 29.44	56.0%	$ 52.59
Super 8	3,308	28.34	60.0%	47.22	3,308	31.77	66.5%	47.77
Other Economy (2)	258	27.35	43.0%	63.54	258	28.73	44.6%	64.45
Total Economy	4,712	$ 28.19	57.7%	$ 48.83	4,712	$ 31.03	62.7%	$ 49.48
Total Same Store Midscale/Economy	6,932	$ 31.33	57.2%	$ 54.78	6,932	$ 35.02	62.2%	$ 56.30
Extended Stay (3)	1,225	$ 15.58	62.9%	$ 24.78	1,225	$ 16.18	63.9%	$ 25.30
Total Same Store Hotels	8,157	$ 28.96	58.0%	$ 49.90	8,157	$ 32.20	62.5%	$ 51.54

1 Includes Ramada Limited, Baymont Inn & Suites and Sleep Inn brands

2 Includes Guesthouse Inns, Key West Inns, and non franchised independent hotels

3 Includes Savannah Suites and Tara Inn & Suites

* "w/o F & B" indicates without food and beverage

Same store reflects 96 hotels owned and held in continuing operations as of January 1, 2008, including nine of the ten hotels purchased on January 2, 2008.

Results of Operations

Comparison of the year ended December 31, 2009 to the year ended December 31, 2008

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	2009			2008			Continuing Operations Variance
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	
Revenues	$ 88,970	$ 16,524	$ 105,494	$ 99,256	$ 25,729	$ 124,985	$ (10,286)
Hotel and property operations expenses	(67,360)	(14,487)	(81,847)	(71,132)	(19,833)	(90,965)	3,772
Interest expense	(10,414)	(2,601)	(13,015)	(10,738)	(3,110)	(13,848)	324
Depreciation and amortization expense	(12,457)	(1,784)	(14,241)	(12,067)	(2,915)	(14,982)	(390)
General and administrative expenses	(3,813)	-	(3,813)	(3,696)	-	(3,696)	(117)
Impairment losses	(10,872)	(13,276)	(24,148)	-	(250)	(250)	(10,872)
Net gains (losses) on dispositions of assets	(146)	2,410	2,264	1	5,580	5,581	(147)
Other income	134	-	134	129	-	129	5
Income tax benefit (expense)	1,047	600	1,647	507	(202)	305	540
	$ (14,911)	$ (12,614)	$ (27,525)	$ 2,260	$ 4,999	$ 7,259	$ (17,171)

Revenues and Operating Expenses

Loss from continuing operations for the twelve months ended December 31, 2009 was $(14.9) million, compared to earnings from continuing operations of $2.3 million for 2008. After recognition of discontinued operations, noncontrolling interests and dividends for preferred stock shareholders, the net loss attributable to common shareholders was $(28.9) million or $(1.33) per diluted share, for the year ended December 31, 2009, compared to net earnings available to common shareholders of $5.5 million or $0.26 per diluted share for 2008.

During 2009 revenues from continuing operations decreased $10.3 million, or 10.4 percent. This decrease is primarily due to the effects of the economic downturn.

We refer to our entire portfolio as limited service hotels, which we further describe as midscale without food and beverage hotels, economy hotels and extended stay hotels. The same store portfolio used for comparison of the twelve months ending 2009 over the same period of 2008 consists of the 96 hotels in continuing operations that were owned by the company as of January 1, 2008, including nine of ten hotels purchased January 2, 2008. The Company's 59 same-store economy hotels reflected a 9.2 percent decrease in RevPAR to $28.19 in 2009 with an 8.0 percent decline in occupancy to 57.7 percent with a slight decrease in ADR of 1.3%. The Company's 29 same-store midscale without food and beverage hotels experienced a 4.8 percent decline in ADR. Occupancy dropped 8.2 percent and RevPAR was down 12.6 percent to $38.00. The extended stay hotels are economy hotels with significantly lower ADR and RevPAR than other limited service hotels. ADR for the eight same-store extended stay hotels was down 2.1 percent from the prior year to $24.78. Occupancy slipped 1.6 percent, and RevPAR decreased 3.7 percent to $15.58. The total same-store portfolio of 96 hotels for the year ended 2009, compared with the prior year, had a 3.2 percent decline in ADR with a coinciding 7.2 percent drop in occupancy, which resulted in a 10.1 percent decrease in RevPAR.

Hotel and property operations expenses from continuing operations for the year ended 2009 decreased $3.8 million or 5.3 percent. These decreases primarily result from reductions in hourly staffing levels and other cost-saving initiatives implemented across the portfolio to compensate for the occupancy decrease.

Interest Expense, Depreciation and Amortization Expense and General and Administration Expense

Interest expense from continuing operations decreased by $0.3 million, due primarily to lower interest rates on variable rate debt. The depreciation and amortization expense from continuing operations increased $0.4 million for 2009 over 2008, which was caused by capital improvements to the hotels. The general and administration expense from continuing operations for 2009 rose $0.1 million or 3.2 percent compared to 2008. The primary driver for this increase is an increase in payroll expense for severance pay, partially offset by a decrease in professional fees.

Impairment Charges

In 2009 we recorded $10.9 million of impairment charges on six hotels classified as held for use. An additional $13.2 million of impairment was charged against sixteen properties in discontinued operations. Thirteen of these sixteen properties are classified as held for sale and represent $12.7 million of the impairment charge; the remaining three have been sold as of December 31, 2009 and represent $0.5 million of the impairment. For additional information, see Note 5 to the consolidated financial statements.

In 2008 we recorded an impairment charge of $0.3 million on two held for sale hotels.

Dispositions

In 2009 the net losses on dispositions of assets in continuing operations increased $0.1 million over 2008, partially as a result of franchise-mandated upgrades to the properties. In 2009 discontinued operations reflected a $2.4 million gain on the disposition of assets. Of this, gains of $2.5 million are attributable to eight properties that have been sold; while $0.1 million of net losses on the sale of assets are attributable to assets held for sale.

Income Tax Benefit

The income tax benefit from continuing operations is related to the taxable loss from our taxable REIT subsidiary, the TRS Lessee. Management believes the federal and state income tax rate for the TRS Lessee will be approximately 38%. The tax benefit is a result of TRS Lessee's losses for the years ended December 31, 2009 and 2008. The income tax benefit will vary based on the taxable earnings or loss of the TRS Lessee, a C corporation.

The income tax benefit from continuing operations increased by approximately $0.5 million during 2009 compared to the year ago period, due to an increased loss from continuing operations by the TRS Lessee in 2009.

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	2008			2007			Continuing Operations Variance
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	
Revenues	$ 99,256	$ 25,729	$ 124,985	$ 90,084	$ 21,547	$ 111,631	$ 9,172
Hotel and property operations expenses	(71,132)	(19,833)	(90,965)	(63,104)	(15,593)	(78,697)	(8,028)
Interest expense	(10,738)	(3,110)	(13,848)	(10,047)	(2,861)	(12,908)	(691)
Depreciation and amortization expense	(12,067)	(2,915)	(14,982)	(10,032)	(2,179)	(12,211)	(2,035)
General and administrative expenses	(3,696)	-	(3,696)	(3,864)	-	(3,864)	168
Impairment losses	-	(250)	(250)	-	-	-	-
Net gains (losses) on dispositions of assets	1	5,580	5,581	(16)	(1)	(17)	17
Other income	129	-	129	177	-	177	(48)
Income tax benefit (expense)	507	(202)	305	70	234	304	437
	$ 2,260	$ 4,999	$ 7,259	$ 3,268	$ 1,147	$ 4,415	$ (1,008)

Revenues and Operating Expenses

Earnings from continuing operations for the twelve months ended December 31, 2008 reflected $2.3 million, compared to net earnings of $3.3 million for 2007. After recognition of discontinued operations, noncontrolling interest and dividends for preferred stock shareholders, the net earnings available to common shareholders reflected $5.5 million or $0.26 per diluted share, for the year ended December 31, 2008, compared to $3.1 million or $0.15 per diluted share for 2007.

During 2008 revenues from continuing operations increased $9.2 million, or 10.2 percent, of which $7.7 million was due to the increased number of properties related to acquisitions and $1.5 million was due to a revenue increase from the same-store portfolio. The same store portfolio used for comparison of the twelve months ending 2008 over the same period of 2007 consists of 76 hotels in continuing operations that were owned by the company as of January 1, 2007. The Company's 45 same-store economy hotels posted a 2.6 percent improvement in RevPAR to $31.00 in 2008 with a 2.1 percent increase in occupancy to 63.9 percent with a 1.0 percent increase in ADR from $48.22 to $48.48. The Company's 24 same-store midscale without food and beverage hotels had a 2.2 percent decrease in ADR and a 4.1 percent decrease in occupancy resulting in a RevPAR of $44.37, compared to $47.26 in 2007. The extended stay hotels are economy hotels with significantly lower ADR and RevPAR than other limited service hotels. ADR for the seven same store extended stay hotels was down 2.6 percent from the prior year to $25.13. Occupancy was down 5.8 percent, and RevPAR decreased 8.3 percent to $16.31. The total same-store portfolio of 76 hotels for the year ended 2008, compared with the prior year, had a 0.9 percent decrease in ADR and a 1.4 percent decrease in occupancy, which resulted in a 2.2 percent decrease in RevPAR.

Hotel and property operations expenses from continuing operations for the year ended 2008 increased $8.0 million or 12.7 percent, of which $5.8 million was related to new hotel acquisitions, and $2.2 million was from the same-store portfolio.

Interest Expense, Depreciation and Amortization Expense and General and Administration Expense

Interest expense from continuing operations increased by $0.7 million, due primarily to increased debt used for hotel acquisitions. The depreciation and amortization expense from continuing operations increased $2.0 million for 2008 over 2007. This is primarily related to hotel acquisitions as well as asset additions for the continuing operations portfolio outpacing the amount of assets exceeding their useful life. The general and administration expense from continuing operations for 2008 decreased $0.2 million or 4.3 percent compared to 2007. The primary driver for this decrease is a reduction in professional consulting fees resulting from less acquisition activity in 2008.

Impairment Charges

For 2008, we recorded an impairment charge of $0.3 million on two held for sale hotels. In 2007, no impairment charges were recorded.

Dispositions

In 2008, we recognized net gains on the disposition of assets of approximately $5.6 million, due to the sale of two hotels.

Income Tax Benefit

The income tax benefit from continuing operations is related to the taxable loss from our taxable REIT subsidiary, the TRS Lessee. Management believes the federal and state income tax rate for the TRS Lessee will be approximately 40%. The tax benefit is a result of TRS Lessee's losses for the year ended December 31, 2008 and 2007. The income tax benefit will vary based on the taxable earnings of the TRS Lessee, a C corporation. The income tax benefit from continuing operations increased by approximately $0.4 million during 2008 compared to the prior period, due to an increased loss from continuing operations by the TRS Lessee in 2008 compared to 2007.

Liquidity and Capital Resources

Our income and ability to meet our debt service obligations, and make distributions to our shareholders, depends upon the operations of the hotels being conducted in a manner that maintains or increases revenue, or reduces expenses, to generate sufficient hotel operating income for TRS Lessee to pay the hotels' operating expenses, including management fees and rents to us. We depend on rent payments from TRS Lessee to pay our operating expenses and debt service and to make distributions to shareholders.

The Company's operating performance, as well as its liquidity position, has been and continues to be negatively affected by recent economic conditions, many of which are beyond our control. The Company does not believe it is likely that these adverse economic conditions, and their effect on the hospitality industry, will improve significantly in the next two quarters.

Our business requires continued access to adequate capital to fund our liquidity needs. In 2009, the Company reviewed its entire portfolio, identified properties considered non-core and developed timetables for disposal of those assets deemed non-core. We focused on improving our liquidity through cash generating asset sales and disposition of assets that are not generating cash at levels consistent with our investment principles. In 2010, our foremost priorities are preserving and generating capital sufficient to fund our liquidity needs. Given the deterioration and uncertainty in the economy and financial markets, management believes that access to conventional sources of capital will be challenging and management has planned accordingly. We are also working to proactively address challenges to our short-term and long-term liquidity position.

The following are our expected actual and potential sources of liquidity, which we currently believe will be sufficient to fund our near-term obligations:

- Cash and cash equivalents;
- Cash generated from operations;
- Proceeds from asset dispositions;
- Proceeds from additional secured or unsecured debt financings; and/or
- Proceeds from public or private issuances of debt or equity securities.

These sources are essential to our liquidity and financial position, and we cannot assure you that we will be able to successfully access them (particularly in the current economic environment). If we are unable to generate cash from these sources, we may have liquidity-related capital shortfalls and will be exposed to default risks. While we believe that we will have adequate capital for our near –term uses, significant issues with access to the liquidity sources identified above could lead to our insolvency.

In the near-term, the Company's cash flow from operations is not projected to be sufficient to meet all of our liquidity needs. In response, management has identified non-core assets in our portfolio to be liquidated over a one to ten year period. Among the criteria for determining properties to be sold was potential upside when hotel fundamentals return to stabilized levels. The nineteen properties held for sale as of December 31, 2009 were determined to be less likely to participate in increased cash flow levels when markets do improve. As such, we expect these dispositions to help us (1) preserve cash, through potential disposition of properties with current or projected negative cash flow and/or other potential near-term cash outlay requirements (including debt maturities) and (2) generate cash, through the potential disposition of strategically identified non-core assets that we believe have equity value above debt.

Subsequent to year end, the Company sold a Comfort Inn located in Dublin, Virginia, for approximately $2.75 million. These funds were used to pay off the Village Bank Loan with the remaining $1.7 million used to reduce the revolving line of credit with Great Western Bank. With respect to the remainder of 2010, we are actively marketing the remaining 18 properties that will result in the elimination of $24.5 million of debt and generate an expected $4.0 million of proceeds for operations. We have continued to receive strong interest in our 18 held for sale properties. The marketing process has been affected by deteriorating economic conditions and we have experienced some decreases in expected pricing. If this trend continues to worsen, we may be unable to complete the disposition of identified properties in a manner that would generate cash flow in line with management's estimates as noted above. Our ability to dispose of these assets is impacted by a number of factors. Many of these factors are beyond our control, including general economic conditions, availability of financing and interest rates. In light of the current economic conditions, we cannot predict:

- whether we will be able to find buyers for identified assets at prices and/or other terms acceptable to us;
- whether potential buyers will be able to secure financing; and
- the length of time needed to find a buyer and to close the sale of a property.

As our debt matures, our principal payment obligations also present significant future cash requirements. We may not be able to successfully extend, refinance or repay our debt due to a number of factors, including decreased property valuations, limited availability of credit, tightened lending standards and deteriorating economic conditions. Historically, extending or refinancing loans has required the payment of certain fees to, and expenses of, the applicable lenders. Any future extensions or refinancing will likely require increased fees due to tightened lending practices. These fees and cash flow restrictions will affect our ability to fund other liquidity uses. In addition, the terms of the extensions or refinancing may include operational and financial covenants significantly more restrictive than our current debt covenants.

The Company's $9.0 million note payable to Wells Fargo Bank ($7.4 million balance from continuing operations at December 31, 2009) matures on August 12, 2010. The company's other 2010 maturities (at December 31, 2009) consist of approximately $4.5 million of principal amortization on mortgage loans and a $0.5 million note payable to Elkhorn Valley Bank. The company intends to refinance or repay these 2010 maturities using our existing lines of credit, other financing, funds from operations or proceeds from the sale of hotels. If the Company is unable to repay or refinance its debt as it becomes due, then its lenders have the ability to take control of its encumbered hotel assets.

The Company is also required to meet various financial covenants required by its existing lenders. If the Company's future financial performance fails to meet these financial covenants, then its lenders also have the ability to take control of its encumbered hotel assets. Defaults with lenders due to failure to repay or refinance debt when due or failure to comply with financial covenants could also result in defaults under our credit facilities with Great Western Bank and Wells Fargo Bank. Our Great Western Bank and Wells Fargo Bank credit facilities contain cross-default provisions which would allow Great Western Bank and Wells Fargo Bank to declare a default and accelerate our indebtedness to them if we default on our other loans, and such default would permit that lender to accelerate our indebtedness under any such loan. If this were to happen, whether due to failure to repay or refinance debt when due or failure to comply with financial covenants, the Company's ability to conduct business could be severely impacted as there can be no assurance that the adequacy and timeliness of cash flow would be available to meet the Company's liquidity requirements. The Company believes it has the ability to repay its indebtedness when due with cash generated from operations, sales of hotels, refinancings or the issuance of stock, while at the same time continuing to be a substantial owner of limited service and economy hotels. If the economic environment does not improve in 2010, the Company's plans and actions may not be sufficient and could lead to possibly failing financial debt covenant requirements.

The Company declared in 2008 and paid the quarterly common stock dividend of .08 per share on February 2, 2009, but there have been no common stock dividends declared during 2009. The Board of Directors continues to monitor the Company's dividend requirements to retain its REIT status on a quarterly basis.

Financing

At December 31, 2009, we had long-term debt of $164.5 million from continuing operations consisting of notes and mortgages payable, with a weighted average term to maturity of 4.8 years and a weighted average interest rate of 5.98%. The weighted average fixed rate was 6.8%, and the weighted average variable rate was 4.1%. Aggregate annual principal payments for the next five years and thereafter are as follows (in thousands):

	2009		
	Held For Sale	Held For Use	TOTAL
2010	$ 24,975	$ 12,374	$ 37,349
2011	-	18,217	18,217
2012	-	61,066	61,066
2013	-	3,629	3,629
2014	-	4,368	4,368
Thereafter	-	64,884	64,884
	$ 24,975	$ 164,538	$ 189,513

Of the maturities representing continuing operations in 2010 (at December 31, 2009), approximately $4.5 million consist of principal amortization on mortgage loans, which we expect to fund through cash flows from operations and the sale of hotels. The remaining maturities from continuing operations in 2010 (at December 31, 2009) consist of:

- a $7.4 million balance on the credit facility with Wells Fargo Bank; and
- a $0.5 million note payable to Elkhorn Valley Bank.

The loans with Wells Fargo Bank and Elkhorn Valley Bank are expected to be refinanced or repaid using our existing lines of credit, other financing, funds from operations or proceeds from the sale of hotels. However, certain of these alternatives are not within our control.

In March, 2009, the Company borrowed $1.0 million (fixed rate of 6.5%) from Elkhorn Valley Bank. Funds were used to support operations.

In May, 2009 the Company borrowed $10 million (fixed rate of 5.5%) from the previously unused $10 million term loan facility available under the Amended and Restated Loan Agreement with Great Western Bank dated December 3, 2008 and used a portion of the borrowings to repay in full the a $9.0 million mortgage loan (fixed rate 8.4%) with First National Bank of Omaha.

In May, 2009, the Company paid in full the $1.2 million loan with Susquehanna Bank, from a portion of the Gettysburg, PA hotel (Holiday Inn Express) sale proceeds.

In August, 2009, the Company paid in full the $0.1 million loan with Iowa Business Growth, from a portion of the Anamosa, IA (Super 8) sale proceeds.

In November, 2009, the Company amended its $9.0 million credit facility with Wells Fargo Bank to, among other things: (a) set a floor rate of 4.00%; (b) require monthly principal payments of $75,000;, and (c) extend the maturity date from November 12, 2009 to May 12, 2010. On March 31, 2010, the maturity of the note was extended to August 12, 2010.

In December, 2009, the Company obtained an approximate $2.0 million line of credit (6.75%) with Elkhorn Valley Bank in Norfolk, NE. Funds will be used to provide operating capital.

We are required to comply with financial covenants for certain of our loan agreements. As of December 31, 2009, we were either in compliance with the financial covenants or obtained waivers for non-compliance (as discussed below). As a result, we are not in default of any of our loans.

Prior to the amendment discussed below, our credit facilities with Great Western Bank required that we maintain consolidated and loan-specific debt service coverage ratios (based on a rolling twelve month period) of at least 1.50 to 1, tested quarterly, and consolidated and loan-specific loan to value ratios (based on a rolling twelve month period) that do not exceed 65%, tested annually. As of December 31, 2009, our covenant levels, as calculated pursuant to the loan agreement, were 1.29 to 1 (consolidated debt service coverage ratio), 1.46 to 1 (loan-specific debt service coverage ratio), 60% (consolidated loan to value ratio) and 65% (loan-specific loan to value ratio). The credit facilities were amended on March 29, 2010 to require maintenance of (a) a consolidated debt service coverage ratio of at least 1.05 to 1, tested quarterly, from December 31, 2009 through June 30, 2011 and 1.50 to 1, tested quarterly, from July 1, 2011 through the maturity of the credit facilities, (b) a loan-specific debt service coverage ratio of 1.20 to 1, tested quarterly, from December 31, 2009 through June 30, 2011 and 1.50 to 1, tested quarterly, from July 1, 2011 through the maturity of the credit facilities and (c) consolidated and loan-specific loan to value ratios that do not exceed 70% tested annually commencing on December 31, 2009, in each case, through the maturity of the credit facilities.

The Great Western Bank amendment also: (a) modifies the borrowing base so that the loans available to the Company may not exceed the lesser of (i) an amount equal to 70% of the total appraised value of the hotels securing the credit facilities and (ii) an amount that would result in a loan-specific debt service coverage ratio of less than 1.20 to 1 from December 31, 2009 through June 30, 2011 and 1.50 to 1 from July 1, 2011 through the maturity of the credit facilities; (b) increases the interest rate on the revolving credit portion of the credit facilities from prime (subject to a 4.50% floor rate) to 5.50% from March 29, 2010 through June 30, 2011 and prime (subject to a 5.50% floor rate) from July 1, 2011 through the maturity of the credit facilities; and (c) gives Great Western Bank the option to increase the interest rates of the credit facilities up to 4.00% any time after June 30, 2011.

Our credit facility with Wells Fargo Bank requires us to maintain a consolidated loan to value ratio (based on a rolling twelve month period) that does not exceed 70%, tested quarterly. As of December 31, 2009, this ratio, as calculated pursuant to the loan agreement, was 75%. The credit facility also requires us to maintain a minimum tangible net worth of not less than $75 million plus 90% of net proceeds from equity transactions after December 31, 2006, tested quarterly. As of December 31, 2009, our tangible net worth, as calculated pursuant to the loan agreement, was $74.5 million. The Company received a waiver for non-compliance with both of these covenants. In connection with the waiver, the credit facility was amended on March 31, 2010 to require maintenance of a consolidated loan to value ratio that does not exceed 77.5% and a minimum tangible net worth of not less than $70 million, in each case, through the maturity of the credit facility. The amendment also reduced our quarterly minimum consolidated fixed charge coverage ratio covenant (based on a rolling twelve month period) through the maturity of the credit facility from: 0.90 to 1 after preferred dividends and 1.00 to 1 before preferred dividends; to 0.75 to 1 after preferred dividends and 0.80 to 1 before preferred dividends. The credit facility with Wells Fargo Bank was also amended on March 31, 2010 to extend the maturity date from May 12, 2010 to August 12, 2010, require a $200,000 principal payment on March 31, 2010 and require a $100,000 principal payment on April 30, 2010.

On March 25, 2010, our credit facilities with General Electric Capital Corporation were amended to require us to maintain $3.9 million of total adjusted EBITDA (based on a rolling twelve month period), tested quarterly commencing on December 31, 2009, with respect to our GE-encumbered properties through 2011, in lieu of maintenance of minimum fixed charge coverage ratios (FCCRs). This required minimum level of total adjusted EBITDA will be reduced by the pro rata percentage of total adjusted EBITDA attributable to any GE-encumbered properties that are sold, if certain conditions are satisfied. As of December 31, 2009, our total adjusted EBITDA, as calculated pursuant to the loan agreement, with respect to our GE-encumbered properties was $5.2 million (the reduction for sold properties was $0.7 million). Commencing in 2012 and continuing for the term of the loans, we are required to maintain, with respect to our GE-encumbered properties, a before dividend FCCR (based on a rolling twelve month period) of 1.3 to 1 and after dividend FCCR (based on a rolling twelve month period) of 1.0 to 1.

The GE amendment also; (a) reduces our consolidated debt service coverage ratio covenant (based on a rolling twelve month period) from 1.4 to 1 for each quarter of 2009 and 1.5 to 1 each quarter thereafter for the term of the loans to 1.05 to 1 for the quarter ended December 31, 2009 and each quarter thereafter through 2011 and 1.5 to 1 each quarter thereafter for the term of the loans; (b) defers prepayment fees with respect to prepayments required as a result of the sale of any of our Masters Inn hotels until January1, 2010; and (c) implements a quarterly cash flow sweep, equal to the amount by which our consolidated debt service coverage ratio exceeds 1.75 to 1 to pay deferred prepayment fees. As of December 31, 2009, our consolidated debt service coverage ratio, as calculated pursuant to the loan agreement was 1.35 to 1. In connection with previous amendments and waivers, the interest rate of the loans under our credit facilities with GE have increased by 1.5%. If our FCCR with respect to our GE-encumbered properties equals or exceeds 1.3 to 1 before dividends and 1.0 to 1 after dividends for two consecutive quarters, the cumulative 1.5% increase in the interest rate of the loans will be eliminated.

If we fail to pay our indebtedness when due, fail to comply with covenants or otherwise default on our loans, unless waived, we could incur higher interest rates during the period of such loan defaults, be required to immediately pay our indebtedness and ultimately lose our hotels through lender foreclosure if we are unable to obtain alternative sources of financing with acceptable terms. Our Great Western Bank and Wells Fargo Bank credit facilities contain cross-default provisions which would allow Great Western Bank and Wells Fargo Bank to declare a default and accelerate our indebtedness to them if we default on our other loans, and such default would permit that lender to accelerate our indebtedness under any such loan. We are not in default of any of our loans.

Acquisition of Hotels

There were no acquisitions made during 2009.

In 2008, the Company acquired seven hotels in Kentucky, two hotels in Sioux Falls, South Dakota and a hotel in Green Bay, Wisconsin. The combined purchase price of $22 million was funded by term loans of $15.6 million and $6.4 million from our existing credit facilities. The franchise brands consisted of Comfort Inn (2), Comfort Suites (1), Days Inn (4), Quality Inn (1), Sleep Inn (1) and Super 8 (1).

In 2007, the Company acquired 27 hotels in Georgia (7), Florida (5), Virginia (4), South Carolina (4), Louisiana (2), Alabama (1), Idaho (1), Montana (1,) Indiana (1) and Maine (1). The combined purchase price of $110.5 million was funded by term loans of $43.4 million, assumption of $11.4 million of existing loans, a bridge loan of $8.5 million, $40.3 million from our existing credit facilities and issuance of 863,611 common operating units in Supertel Limited Partnership. The franchise brands consisted of Masters Inn (15), Days Inn (5), Super 8 (4), Comfort Inn (2) and Tara Inn (1).

Disposition of Hotels

Sale Date 2009	Hotel Location	Brand	Rooms	Sale Price (millions)
March	Charles City, IA	Super 8	43	$ 1.10
May	Gettysburg, PA	Holiday Inn Express	51	2.60
July	Kissimmee, FL	Masters Inn	116	1.60
August	Ellsworth, ME	Comfort Inn	63	2.20
August	Orlando, FL	Masters Inn	120	3.60
August	Anamosa, IA	Super 8	35	0.85
October	Dahlgren, VA	Comfort Inn	59	3.50
October	Kissimmee, FL	Masters Inn	187	1.70
			674	$ 17.15

Sale proceeds were used to reduce debt.

Redemption of Preferred Operating Partnership Units

We own, through our subsidiary, Supertel Hospitality REIT Trust, an approximate 99% general partnership interest in Supertel Limited Partnership, through which we own 56 of our hotels. We are the sole general partner of the limited partnership, and the remaining approximate 1% is held by limited partners who transferred property interests to us in return for limited partnership interests in Supertel Limited Partnership. These limited partners hold, as of December 31, 2009, 158,161 common operating partnership units and 51,035 preferred operating partnership units. Each limited partner of Supertel Limited Partnership may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (1) a number of our shares of common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of our shares of common stock the limited partner would have received if we chose to purchase the units for common stock. We anticipate that we generally will elect to purchase the common units for common stock.

The preferred units are convertible by the holders into common units on a one-for-one basis or may be redeemed for cash at $10 per unit until October 2009. The preferred units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of Supertel Limited Partnership. Supertel offered to each of the Preferred OP Unit holders the option to extend until October 24, 2010 their right to have units redeemed at $10 per unit. In October 2009, 126,751 units were redeemed at $10 each. The holders of the remaining 51,035 units elected to extend to October 24, 2010, their right to have units redeemed at $10 per unit. There were 17,824 preferred operating partnership units redeemed during the year ended December 31, 2008.

Contractual Obligations

Below is a summary of certain obligations from continuing operations that will require capital (in thousands) as of December 31, 2009:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including interest	$ 206,695	$ 21,983	$ 95,499	$ 16,402	$ 72,811
Land leases	5,144	72	142	148	4,782
Total contractual obligations	$ 211,839	$ 22,055	$ 95,641	$ 16,550	$ 77,593

We have various standing or renewable contracts with vendors. These contracts are all cancelable with immaterial or no cancellation penalties. Contract terms are generally one year or less. We also have management agreements with Royco Hotels and HLC for the management of our hotel properties.

Other

To maintain our REIT tax status, we generally must distribute at least 90% of our taxable income to our shareholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have a general dividend policy of paying out approximately 100% of annual REIT taxable income. The actual amount of any future dividends will be determined by the Board of Directors based on our actual results of operations, economic conditions, capital expenditure requirements and other factors that the Board of Directors deems relevant.

Off Balance Sheet Financing Transactions

We have not entered into any off balance sheet financing transactions.

Critical Accounting Policies

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective judgments. We have identified the following principal accounting policies that have a material effect on our consolidated financial statements:

Impairment of assets

In accordance with FASB ASC 360-10-35 *Property Plant and Equipment – Overall - Subsequent Measurement*, the Company analyzes its assets for impairment when events or circumstances occur that indicate the carrying amount may not be recoverable. As part of this process, the Company utilizes a two-step analysis to determine whether a trigger event (within the meaning of ASC 360-10-35) has occurred with respect to cash flow of, or a significant adverse change in business climate for, its hotel properties. Quarterly and annually the Company reviews all of its hotels to determine any property whose cash flow or operating performance significantly underperformed from budget or prior year, which the Company has set as a shortfall against budget or prior year as 15% or greater.

At year end the Company applied a second analysis on the entire held for use portfolio. The analysis estimated the expected future cash flows to identify any property whose carrying amount potentially exceeded the recoverable value. (Note that at the end of each quarter, this analysis is performed only on those properties identified in the 15% change analysis). In performing this year end analysis, the Company made the following assumptions:

- Holding periods ranged from one year for noncore assets to be classified as held for sale in 2010, to ten years for those assets considered as core. Analysis in prior quarters assumed holding periods of ten years. In the fourth quarter of 2010, a review of the existing portfolio by the management team identified assets as core and non-core. This review of assets as core and non core will be an ongoing activity.
- Cash flow from trailing twelve months for the individual properties multiplied by the holding period as noted above. The Company did not assume growth rates on cash flows as part of its step one analysis.
- A revenue multiplier for the terminal value based on an average of past two years sales from leading industry broker of like properties.

For the Company's hotels that did not pass the analysis above, their identification represented a triggering event as described in ASC 360-10-35. A trigger event occurred for each hotel property in which the carrying value exceeded the sum of the undiscounted cash flows expected over its remaining anticipated holding period and from its disposition. These properties were then tested to determine if such carrying amounts were recoverable. When testing the recoverability for a property, in accordance with FASB ASC 360-10-35 35-29 *Property Plant and Equipment – Overall - Subsequent Measurement, Estimates of Future Cash Flows Used to Test a Long-Lived Asset for Recoverability,* the Company uses estimates of future cash flows associated with the individual properties over their expected holding period and eventual disposition. In estimating these future cash flows, the Company incorporates its own assumptions about its use of the hotel property and expected hotel performance. Assumptions used for the individual hotels are determined by management, based on discussions with our asset management group and our third party management companies. Each property was then subjected to a probability-weighted cash flow analysis as described in FASB ASC 360-10-55 *Property Plant and Equipment – Overall – Implementation.* In this analysis, the Company completed a detailed review of each hotel's market conditions and future prospects, which incorporated specific detailed cash flow and revenue multiplier assumptions over the remaining expected holding periods, including the probability that the property will be sold. Based on the results of this analysis, it was determined that the Company had investments in six properties that were not fully recoverable; accordingly, impairment was recognized.

The holding period of the six properties on which impairment was recognized was three years or less.This is the result of a fourth quarter review of the entire portfolio performed by the management team identifying those assets that would no longer be considered long term or core. Prior to this review, properties were considered long term investments and holding periods of ten years were used, which was reasonable based on the Company's long history of holding properties in excess of ten years.

To determine the amount of impairment on the properties identified above, in accordance with FASB ASC 360-10-55, the Company calculated the excess of the carrying value of the each property in comparison to its fair market value as of December 31, 2009. Based on this calculation, the Company determined total impairment of $10.9 million existed as of December 31, 2009 on the six held for use assets previously noted. Fair market value was determined by multiplying trailing 12 months revenue for each property by a revenue multiplier that was determined based on the Company's experience with hotel sales in the current year as well as available industry information. As the fair market value of each property impaired for the year ending December 31, 2009 was determined in part by management estimates, a reasonable possibility exists that future changes to inputs and assumptions could affect the accuracy of management's estimates and such future changes could lead to further possible impairment in the future.

Acquisition of Hotel Properties

Upon acquisition, we allocate the purchase price of asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets, if any. Our investments in hotel properties are carried at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and building improvements and three to twelve years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives.

We are required to make subjective assessments as to the useful lives and classification of its properties for purposes of determining the amount of depreciation expense to reflect each year with respect to those properties. These assessments have a direct impact on our net income. Should we change the expected useful life or classification of particular assets, it would result in a change in depreciation expense and annual net income.

Adoption of New Accounting Pronouncements

Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles—Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. FASB guidance throughout this document has been updated for the Codification.

Effective January 1, 2009 the Company adopted FASB ASC 810-10 *Broad Transactions—Consolidation—Overall.* Per ASC 810-10, noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Additionally, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Consolidated statements of equity are included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for Shareholders' equity, noncontrolling interests and total equity.

However, per FASB ASC 480-10-S99 *Liabilities—Overall—SEC Materials* , securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. This would result in certain outside ownership interests being included as redeemable noncontrolling interest outside of permanent equity in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered existing GAAP guidance to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract.

The consolidated results of the Company include the following ownership interests held by owners other than the Company: the common units in the Operating Partnership held by third parties (158,161 at December 31, 2009), and the preferred units in the Operating Partnership held by third parties (51,035 at December 31, 2009).

Regarding the preferred units in the Operating Partnership, in certain circumstances, redemption of the units could result in a net cash settlement outside the Control of the Company. In October, 2009, certain preferred operating unit holders redeemed 126,751 units at $10 each. In accordance with ASC 480-10 *Distinguishing Liabilities from Equity—Overall* , the Company reclassified these units to liabilities as of December 31, 2009. The Company will continue to record the remaining preferred operating units outside of permanent equity in the consolidated balance sheets. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interest, the Company has reflected this interest at its redemption value as of December 31, 2009 and December 31, 2008.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Information

The market risk associated with financial instruments and derivative financial or commodity instruments is the risk of loss from adverse changes in market prices or rates. Our market risk arises primarily from interest rate risk relating to variable rate borrowings. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. In order to achieve this objective, we have used both long term fixed rate loans and variable rate loans from institutional lenders to finance our hotels. We are not currently using derivative financial or commodity instruments to manage interest rate risk.

Management monitors our interest rate risk closely. The table below presents the annual maturities, weighted average interest rates on outstanding debt, excluding debt related to hotel properties held for sale, at the end of each year and fair values required to evaluate the expected cash flows under debt and related agreements, and our sensitivity to interest rate changes at December 31, 2009. Information relating to debt maturities is based on expected maturity dates and is summarized as follows (in thousands):

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Fixed Rate Debt	$ 4,749	$ 17,300	$ 41,035	$ 2,574	$ 3,271	$ 45,793	$ 114,722	$ 118,295
Average Interest Rate	6.88%	6.88%	7.09%	6.94%	6.93%	7.09%	6.97%	-
Variable Rate Debt	$ 7,625	$ 917	$ 20,031	$ 1,055	$ 1,097	$ 19,091	$ 49,816	$ 49,816
Average Interest Rate	4.14%	4.16%	3.91%	3.83%	3.83%	3.83%	3.98%	-

As the table incorporates only those exposures that exist as of December 31, 2009, it does not consider exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations would depend on the exposures that arise after December 31, 2009.

Item 8. Financial Statements and Supplementary Data

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE III

Supplementary information required by this Item is presented in Item 6.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Supertel Hospitality, Inc.:

We have audited the accompanying consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, in 2009 the Company retrospectively changed its method of accounting for noncontrolling interests in subsidiaries due to adoption of SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, included in ASC Topic 810, *Consolidation.*

/s/ KPMG LLP

Omaha, Nebraska
March 31, 2010

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share and share data)

	As of December 31, 2009	As of December 31, 2008
ASSETS		
Investments in hotel properties	$ 319,770	$ 330,271
Less accumulated depreciation	86,069	77,028
	233,701	253,243
Cash and cash equivalents	428	712
Accounts receivable, net of allowance for doubtful accounts of $95 and $107	2,043	2,401
Prepaid expenses and other assets	4,779	2,903
Deferred financing costs, net	1,414	1,580
Investment in hotel properties held for sale	32,030	60,638
	$ 274,395	$ 321,477
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$ 10,340	$ 13,697
Debt related to hotel properties held for sale	24,975	37,022
Long-term debt	164,538	165,784
	199,853	216,503
Redeemable noncontrolling interest in consolidated partnership, at redemption value	511	1,778
Redeemable preferred stock Series B, 800,000 shares authorized; $.01 par value, 332,500 shares outstanding, liquidation preference of $8,312	7,662	7,662
SHAREHOLDERS' EQUITY		
Preferred stock, 40,000,000 shares authorized; Series A, 2,500,000 shares authorized, $.01 par value, 803,270 shares outstanding, liquidation preference of $8,033	8	8
Common stock, $.01 par value, 100,000,000 shares authorized; 22,002,322 and 20,924,677 shares outstanding	220	209
Additional paid-in capital	120,153	112,804
Distributions in excess of retained earnings	(54,420)	(25,551)
Total shareholder equity	65,961	87,470
Noncontrolling interest in consolidated partnership, redemption value $237 and $2,101	408	8,064
Total Equity	66,369	95,534
	$ 274,395	$ 321,477

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years ended December 31, 2009	2008	2007
REVENUES			
Room rentals and other hotel services	$ 88,970	$ 99,256	$ 90,084
EXPENSES			
Hotel and property operations	67,360	71,132	63,104
Depreciation and amortization	12,457	12,067	10,032
General and administrative	3,813	3,696	3,864
	83,630	86,895	77,000
EARNINGS BEFORE NET GAINS (LOSSES) ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST, IMPAIRMENT LOSSES, NONCONTROLLING INTEREST AND INCOME TAX BENEFIT	5,340	12,361	13,084
Net gains (losses) on dispositions of assets	(146)	1	(16)
Other income	134	129	177
Interest	(10,414)	(10,738)	(10,047)
Impairment losses	(10,872)	-	-
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(15,958)	1,753	3,198
Income tax benefit	(1,047)	(507)	(70)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(14,911)	2,260	3,268
Earnings (loss) from discontinued operations	(12,614)	4,999	1,147
NET EARNINGS (LOSS)	(27,525)	7,259	4,415
Noncontrolling interest income (expense)	130	(603)	(337)
NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	(27,395)	6,656	4,078
Preferred stock dividends	(1,474)	(1,160)	(948)
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$ (28,869)	$ 5,496	$ 3,130
NET EARNINGS (LOSS) PER COMMON SHARE - BASIC AND DILUTED			
EPS from continuing operations	$ (0.75)	$ 0.04	$ 0.10
EPS from discontinued operations	$ (0.58)	$ 0.22	$ 0.05
EPS basic and diluted	$ (1.33)	$ 0.26	$ 0.15
AMOUNTS ATTRIBUTABLE TO COMMON SHAREHOLDERS			
Income from continuing operations, net of tax	$ (16,386)	$ 826	$ 2,026
Discontinued operations, net of tax	(12,483)	4,670	1,104
Net earnings (loss) attributable to common shareholders	$ (28,869)	$ 5,496	$ 3,130

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

Years ended December 31, 2009, 2008, and 2007

	Preferred Stock	Preferred Stock Warrants	Common Stock	Additional Paid-In Capital	Distributions in Excess of Retained Earnings	Total Shareholder Equity	Noncontrolling Interest	Total Equtiy
Balance at December 31, 2006	$ 15	$ 53	$ 191	$ 109,319	$ (14,741)	$ 94,837	$ 1,572	$ 96,409
Partner Draws		-	-	-	-	-	(397)	(397)
Issuance of OP Units		-	-	-	-	-	6925	6,925
Deferred compensation	-	-	-	54	-	54	-	54
Warrant Conversion	-	(53)	1	52	-	-	-	-
Option Conversion	-	-	-	17	-	17	-	17
Conversion of Preferred Stock	(6)	-	10	(4)	-	-	-	-
Common dividends - $.48 per share	-	-	-	-	(9,791)	(9,791)	-	(9,791)
Common stock offering	-	-	5	3,354	-	3,359	-	3,359
Preferred dividends	-	-	-	-	(948)	(948)	-	(948)
Net earnings	-	-	-	-	4,078	4,078	122	4,200
Balance at December 31, 2007	$ 9	$ -	$ 207	$ 112,792	$ (21,402)	$ 91,606	$ 8,222	$ 99,828
Partner Draws		-	-	-	-	-	(572)	(572)
Issuance of OP Units		-	-	-	-	-	26	26
Deferred compensation	-	-	-	12	-	12	-	12
Dividend Reinvestment Plan	-	-	-	1	-	1	-	1
Conversion of Preferred Stock	(1)	-	2	(1)	-	-	-	-
Common dividends - .4625 per share	-	-	-	-	(9,645)	(9,645)	-	(9,645)
Preferred dividends	-	-	-	-	(1,160)	(1,160)	-	(1,160)
Net earnings	-	-	-	-	6,656	6,656	388	7,044
Balance at December 31, 2008	$ 8	$ -	$ 209	$ 112,804	$ (25,551)	$ 87,470	$ 8,064	$ 95,534
Deferred compensation	-	-	-	6	-	6	-	6
Conversion of OP Units	-	-	11	7,343	-	7,354	(7,354)	-
Preferred dividends	-	-	-	-	(1,474)	(1,474)	-	(1,474)
Net earnings (loss)	-	-	-	-	(27,395)	(27,395)	(302)	(27,697)
Balance at December 31, 2009	$ 8	$ -	$ 220	$ 120,153	$ (54,420)	$ 65,961	$ 408	$ 66,369

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	$ (27,525)	$ 7,259	$ 4,415
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	14,241	14,979	12,204
Amortization of intangible assets and deferred financing costs	595	569	408
Net losses (gains) on dispositions of assets	(2,264)	(5,581)	17
Amortization of stock option expense	6	12	54
Provision for impairment loss	24,148	250	-
Changes in operating assets and liabilities:			
(Increase) decrease in assets	(1,525)	1,720	(2,531)
Increase (decrease) in liabilities	(1,575)	1,397	2,073
Net cash provided by operating activities	6,101	20,605	16,640
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to hotel properties	(4,484)	(11,227)	(10,885)
Acquisition and development of hotel properties	-	(22,903)	(93,280)
Proceeds from sale of hotel assets	16,509	11,572	12
Net cash (used) provided by investing activities	12,025	(22,558)	(104,153)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Deferred financing costs	(431)	(199)	(816)
Principal payments on long-term debt	(28,834)	(19,565)	(8,812)
Proceeds from long-term debt	15,541	26,467	99,418
Redemption of preferred operating partnership units	(1,267)	(178)	-
Stock option conversion	-	-	17
Distributions to noncontrolling interests	(271)	(846)	(495)
Preferred stock offering	-	7,662	-
Common stock offering	-	(72)	3,359
Dividends paid	(3,148)	(11,770)	(9,428)
Net cash (used) provided by financing activities	(18,410)	1,499	83,243
Decrease in cash and cash equivalents	(284)	(454)	(4,270)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	712	1,166	5,436
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 428	$ 712	$ 1,166
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid, net of amounts capitalized	$ 12,487	$ 13,379	$ 12,064
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Dividends declared	$ 1,474	$ 10,805	$ 10,739
Issuance of operating partnership units	$ -	$ -	$ 6,925
Assumed debt from Wachovia on BMI	$ -	$ -	$ 11,356

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business

Supertel Hospitality, Inc. (SHI) was incorporated in Virginia on August 23, 1994. SHI is a self-administered real estate investment trust (REIT) for federal income tax purposes.

SHI, through its wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust (collectively, the "Company") owns a controlling interest in Supertel Limited Partnership ("SLP") and E&P Financing Limited Partnership ("E&P LP"). All of the Company's interests in 105 properties with the exception of furniture, fixtures and equipment on 79 properties held by TRS Leasing, Inc. and its subsidiaries are held directly or indirectly by E&P LP, Supertel Limited Partnership or Solomon's Beacon Inn Limited Partnership (SBILP) (collectively, the "Partnerships"). The Company's interests in ten properties are held directly by either SPPR-Hotels, LLC (SHLLC), SPPR-South Bend, LLC (SSBLLC), or SPPR-BMI, LLC (SBMILLC). SHI, through Supertel Hospitality REIT Trust, is the sole general partner in Supertel Limited Partnership and at December 31, 2009 owned approximately 99% of the partnership interests in Supertel Limited Partnership. Supertel Limited Partnership is the general partner in SBILP. At December 31, 2009, Supertel Limited Partnership and SHI owned 99% and 1% interests in SBILP, respectively, and SHI owned 100% of Supertel Hospitality Management, Inc, SPPR Holdings, Inc. (SPPRHI), and SPPR-BMI Holdings, Inc. (SBMIHI). Supertel Limited Partnership and SBMIHI owned 99% and 1% of SBMILLC, respectively. Supertel Limited Partnership and SPPRHI owned 99% and 1% of SHLLC, respectively, and Supertel Limited Partnership owned 100% of SSBLLC.

As of December 31, 2009, the Company owned 115 limited service hotels and one office building. All of the hotels are leased to our wholly owned taxable REIT subsidiary, TRS Leasing, Inc. ("TRS"), and its wholly owned subsidiaries (collectively "TRS Lessee"), and are managed by Royco Hotels, Inc ("Royco Hotels"), and HLC Hotels, Inc. ("HLC").

The hotel management agreement, as amended, between TRS Lessee and Royco Hotels, the manager of 103 of the Company's hotels, provides for Royco Hotels to operate and manage the hotels through December 31, 2011, with extension to December 31, 2016 upon achievement of average annual net operating income of at least 10% of the Company's investment in the hotels. Under the agreement, Royco Hotels receives a base management fee ranging from 4.25% to 3.0% of gross hotel revenues as revenues increase above thresholds that range from up to $75 million to over $100 million, and, an annual incentive fee of 10% of up to the first $1.0 million of annual net operating income in excess of 10% of the Company's investment in the hotels, and 20% of the excess above $1.0 million.

On May 16, 2007, Supertel Limited Partnership acquired 15 hotels which are operated under the Masters Inn name. Three of these hotels were sold in 2009. In connection with the acquisition, TRS entered into a management agreement with HLC, an affiliate of the sellers of the hotels. The management agreement, as amended, provides for HLC to operate and manage the remaining 12 hotels through December 31, 2011 and receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels and incentive fees equal to 10% of the annual operating income of the hotels in excess of 10.5% of the Company's investment in the hotels.

The management agreements generally require TRS Lessee to fund debt service, working capital needs, capital expenditures and third-party operating expenses for Royco Hotels and HLC excluding those expenses not related to the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Partnerships and the TRS Lessee. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates, Risks and Uncertainties

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses recognized during the reporting period. The significant estimates pertain to impairment analysis and allocation of purchase price (FASB ASC 805-10 *Business Combinations - Overall*). Actual results could differ from those estimates.

Because of the adverse conditions that exist in the real estate markets, as well as the credit and financial markets, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change. Specifically as it relates to the Company's business, the current economic recession is expected to reduce the demand for hotel services and result in a decline in occupancy and room rentals and other hotel service revenues.

Liquidity

The Company's operating performance, as well as its liquidity position, has been and continues to be negatively affected by recent economic conditions, many of which are beyond our control. The Company does not believe it is likely that these adverse economic conditions, and their effect on the hospitality industry, will improve significantly in the next two quarters.

Our business requires continued access to adequate capital to fund our liquidity needs. In 2009, the Company reviewed its entire portfolio, identified properties considered non-core and developed timetables for disposal of those assets deemed non-core. We focused on improving our liquidity through cash generating asset sales and disposition of assets that are not generating cash at levels consistent with our investment principles. In 2010, our foremost priorities are preserving and generating capital sufficient to fund our liquidity needs. Given the deterioration and uncertainty in the economy and financial markets, management believes that access to conventional sources of capital will be challenging and management has planned accordingly. We are also working to proactively address challenges to our short term and long-term liquidity position.

The following are our expected actual and potential sources of liquidity, which we currently believe will be sufficient to fund our near-term obligations:

- Cash and cash equivalents;
- Cash generated from operations;
- Proceeds from asset dispositions;
- Proceeds from additional secured or unsecured debt financings; and/or
- Proceeds from public or private issuances of debt or equity securities.

These sources are essential to our liquidity and financial position, and we cannot assure you that we will be

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

able to successfully access them (particularly in the current economic environment.). If we are unable to generate cash from these sources, we may have liquidity-related capital shortfalls and will be exposed to default risks. While we believe that we will have adequate capital for our near –term uses, significant issues with access to the liquidity sources identified above could lead to our insolvency.

In the near-term, the Company's cash flow from operations is not projected to be sufficient to meet all of our liquidity needs. In response, management has identified non-core assets in our portfolio to be liquidated over a one to ten year period. Among the criteria for determining properties to be sold was potential upside when hotel fundamentals return to stabilized levels. The nineteen properties held for sale as of December 31, 2009 were determined to be less likely to participate in increased cash flow levels when markets do improve. As such, we expect these dispositions to help us (1) preserve cash, through potential disposition of properties with current or projected negative cash flow and/or other potential near-term cash outlay requirements (including debt maturities) and (2) generate cash, through the potential disposition of strategically identified non-core assets that we believe have equity value above debt.

Subsequent to year end, the Company sold a Comfort Inn located in Dublin, Virginia, for approximately $2.75 million. These funds were used to pay off the Village Bank Loan with the remaining $1.7 million used to reduce the revolving line of credit with Great Western Bank. With respect to the remainder of 2010, we are actively marketing the remaining 18 properties that will result in the elimination of $24.5 million of debt and generate an expected $4.0 million of proceeds for operations. We have continued to receive strong interest in our 18 held for sale properties. The marketing process has been affected by deteriorating economic conditions and we have experienced some decreases in expected pricing. If this trend continues to worsen, we may be unable to complete the disposition of identified properties in a manner that would generate cash flow in line with management's estimates as noted above. Our ability to dispose of these assets is impacted by a number of factors. Many of these factors are beyond our control, including general economic conditions, availability of financing and interest rates. In light of the current economic conditions, we cannot predict:

- whether we will be able to find buyers for identified assets at prices and/or other terms acceptable to us;
- whether potential buyers will be able to secure financing; and
- the length of time needed to find a buyer and to close the sale of a property.

As our debt matures, our principal payment obligations also present significant future cash requirements. We may not be able to successfully extend, refinance or repay our debt due to a number of factors, including decreased property valuations, limited availability of credit, tightened lending standards and deteriorating economic conditions. Historically, extending or refinancing loans has required the payment of certain fees to, and expenses of, the applicable lenders. Any future extensions or refinancing will likely require increased fees due to tightened lending practices. These fees and cash flow restrictions will affect our ability to fund other liquidity uses. In addition, the terms of the extensions or refinancing may include operational and financial covenants significantly more restrictive than our current debt covenants.

The Company's $9.0 million note payable to Wells Fargo Bank ($7.4 million balance from continuing operations at December 31, 2009) matures on August 12, 2010. The company's other 2010 maturities (at December 31, 2009) consist of approximately $4.5 million of principal amortization on mortgage loans and a $0.5 million note payable to Elkhorn Valley Bank. The company intends to refinance or repay these 2010 maturities using our existing lines of credit, other financing, funds from operations or proceeds from the sale of hotels. If the

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Company is unable to repay or refinance its debt as it becomes due, then its lenders have the ability to take control of its encumbered hotel assets.

The Company is also required to meet various financial covenants required by its existing lenders. If the Company's future financial performance fails to meet these financial covenants, then its lenders also have the ability to take control of its encumbered hotel assets. Defaults with lenders due to failure to repay or refinance debt when due or failure to comply with financial covenants could also result in defaults under our credit facilities with Great Western Bank and Wells Fargo Bank. Our Great Western Bank and Wells Fargo Bank credit facilities contain cross-default provisions which would allow Great Western Bank and Wells Fargo Bank to declare a default and accelerate our indebtedness to them if we default on our other loans, and such default would permit that lender to accelerate our indebtedness under any such loan. If this were to happen, whether due to failure to repay or refinance debt when due or failure to comply with financial covenants, the Company's ability to conduct business could be severely impacted as there can be no assurance that the adequacy and timeliness of cash flow would be available to meet the Company's liquidity requirements. The Company believes it has the ability to repay its indebtedness when due with cash generated from operations, sales of hotels, refinancings or the issuance of stock, while at the same time continuing to be a substantial owner of limited service and economy hotels. If the economic environment does not improve in 2010, the Company's plans and actions may not be sufficient and could lead to possibly failing financial debt covenant requirements.

The Company declared in 2008 and paid the quarterly common stock dividend of .08 per share on February 2, 2009; but there have been no common stock dividends declared during 2009. The Company will monitor requirements to maintain its REIT status and will regularly evaluate the dividend policy.

Capitalization Policy

Development and construction costs of properties in development are capitalized including, where applicable, direct and indirect costs, including real estate taxes and interest costs. Development and construction costs and costs of significant improvements, replacements, renovations to furniture and equipment expenditures for hotel properties are capitalized while costs of maintenance and repairs are expensed as incurred.

Deferred Financing Cost

Direct costs incurred in financing transactions are capitalized as deferred costs and amortized to interest expense over the term of the related loan using the effective interest method.

Investment in Hotel Properties

Upon acquisition, the Company allocates the purchase price of assets to asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets, if any. The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and three to twelve years for furniture, fixtures and equipment.

The Company periodically reviews the carrying value of each hotel to determine if circumstances exist indicating impairment to the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment will

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

be made to the carrying value of the hotel to reflect the hotel at fair value.

In accordance with the provisions of FASB ASC 360-10-45 *Property, Plant, and Equipment - Overall - Other Presentation Matters,* a hotel is considered held for sale when a contract for sale is entered into, a substantial, non refundable deposit has been committed by the purchaser, and sale is expected to occur within one year, or if management has determined to sell the property within one year. Depreciation of these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale. Revenues and expenses of properties that are classified as held for sale or sold are presented as discontinued operations for all periods presented in the statements of operations if the properties will be or have been sold on terms where the Company has limited or no continuing involvement with them after the sale. If active marketing ceases or the properties no longer meet the criteria to be classified as held for sale, the properties are reclassified as operating and measured at the lower of their (a) carrying amount before the properties were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the properties been continuously classified as operating or (b) their fair value at the date of the subsequent decision not to sell.

Gains on sales of real estate are recognized in accordance with FASB ASC 360-20 *Property, Plant, and Equipment – Real Estate Sales* ("ASC 360-20"). The specific timing of the sale is measured against various criteria of ASC 360-20 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met. To the extent we sell a property and retain a partial ownership interest in the property, we recognize gain to the extent of the third party ownership interest in accordance with ASC 360-20.

Cash and Cash Equivalents

Cash and cash equivalents include cash and various highly liquid investments with original maturities of three months or less when acquired, and are carried at cost which approximates fair value.

Revenue Recognition

Revenues from the operations of the hotel properties are recognized when earned. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

Adoption of New Accounting Pronouncements

Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles—Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. FASB guidance throughout this document has been updated for the Codification.

Effective January 1, 2009 the Company adopted FASB ASC 810-10 *Broad Transactions—Consolidation—Overall.* Per ASC 810-10, noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Additionally, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Consolidated statements of equity are included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

However, per FASB ASC 480-10-S99 *Liabilities—Overall—SEC Materials* , securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. This would result in certain outside ownership interests being included as redeemable noncontrolling interest outside of permanent equity in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered existing GAAP guidance to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract.

The consolidated results of the Company include the following ownership interests held by owners other than the Company: the common units in the Operating Partnership held by third parties (158,161 at December 31, 2009), and the preferred units in the Operating Partnership held by third parties (51,035 at December 31, 2009).

Regarding the preferred units in the Operating Partnership, in certain circumstances, redemption of the units could result in a net cash settlement outside the Control of the Company. In October, 2009, certain preferred operating unit holders redeemed 126,751 units at $10 each. In accordance with ASC 480-10 *Distinguishing Liabilities from Equity—Overall*, the Company will continue to record the remaining preferred operating units outside of permanent equity in the consolidated balance sheets. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interest, the Company has reflected this interest at its redemption value as of December 31, 2009 and December 31, 2008.

Income Taxes

The Company qualifies and intends to continue to qualify as a REIT under applicable provisions of the Internal Revenue Code, as amended. In general, under such Code provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for federal tax purposes. Except with respect to the TRS Lessee, the Company does not believe that it will be liable for significant federal or state income taxes in future years.

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Under the REIT Modernization Act ("RMA"), which became effective January 1, 2001, the Company is permitted to lease its hotels to one or more wholly owned taxable REIT subsidiaries ("TRS") and may continue to qualify as a REIT provided that the TRS enters into management agreements with an "eligible independent contractor" that will manage the hotels leased by the TRS. The Company formed the TRS Lessee and, effective January 1, 2002, the TRS Lessee leased all of the hotel properties. The TRS Lessee is subject to taxation as a C-Corporation. The TRS Lessee has incurred operating losses for financial reporting and federal income tax purposes for 2009, 2008 and 2007.

Fair Value Measurements

In April 2009, the FASB issued updated guidance which is included in FASB ASC Topic 820-10 *Fair Value Measurements and Disclosures - Overall*, requiring disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies, as well as annual financial statements, by requiring disclosures in summarized financial information at interim reporting periods. This pronouncement was effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

Per ASC 820-10 fair value is the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurements are determined under a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, distinguishing between market participant assumptions developed based on market data obtained from sources independent of the reporting entity ("observable inputs") and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances ("unobservable inputs").

We currently do not have any financial instruments that must be measured on a recurring basis under ASC 820-10; however, we apply the fair value provisions of ASC 820-10-35 *Fair Value Measurements and Disclosures - Overall - Subsequent Measurement*, for our nonfinancial assets which include our held for sale hotels. We measure these assets using inputs from Level 3 of the fair value hierarchy.

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Level 3 includes unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

During the three months ended March 31, 2009, Level 3 inputs were used to determine an impairment loss of $150 for two hotels held for sale. When these properties were sold in the third quarter of 2009, approximately $67 of the impairment loss was recovered. During the three months ended September 30, 2009, we recorded impairment charges of approximately $760 on assets sold and held for sale. During the three months ended December 31, 2009, we recorded impairment charges of approximately $12.4 million on assets held for sale and $10.9 million on assets held for use. The fair value of an asset held for sale is based on the estimated selling price less estimated selling costs. We engage independent real estate brokers to assist us in determining the estimated selling price. The estimated selling costs are based on our experience with similar asset sales.

The Company estimates the fair value of its fixed rate debt and the credit spreads over variable market rates on its variable rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies. Credit spreads take into consideration general market conditions and maturity. As of December 31, 2009, the carrying value and estimated fair value of the Company's debt, excluding debt related to hotel properties held for sale, was $164.5 million and $168.1 million, respectively. The carrying value of the Company's other financial instruments approximates fair value due to the short-term nature of these financial instruments.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of any dilutive potential common shares outstanding during the period, if any. The computation of basic and diluted earnings per common share is presented below:

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

	For the year ended December 31,		
	2009	2008	2007
Basic Earnings per Share Calculation:			
Numerator:			
Net earnings (loss) attributable to common shareholders:			
Continuing operations	$ (16,386)	$ 826	$ 2,026
Discontinued operations	(12,483)	4,670	1,104
Net earnings (loss) attributable to common shareholders - total	$ (28,869)	$ 5,496	$ 3,130
Denominator:			
Weighted average number of common shares - basic	21,646,612	20,839,823	20,197,455
Basic Earnings Per Common Share:			
Continuing operations	$ (0.75)	$ 0.04	$ 0.10
Discontinued operations	(0.58)	0.22	0.05
Total	**$ (1.33)**	**$ 0.26**	**$ 0.15**

	For the year ended December 31,		
	2009	2008	2007
Diluted Earnings per Share Calculation:			
Numerator:			
Net earnings (loss) attributable to common shareholders:			
Continuing operations	$ (16,386)	$ 826	$ 2,026
Discontinued operations	(12,483)	4,670	1,104
Net earnings (loss) attributable to common shareholders - total	$ (28,869)	$ 5,496	$ 3,130
Denominator:			
Weighted average number of common shares - basic	21,646,612	20,839,823	20,197,455
Effect of dilutive securities:			
Common stock options	-	366	19,421
Weighted average number of common shares - diluted	21,646,612	20,840,189	20,216,876
Diluted Earnings per share:			
Continuing operations	$ (0.75)	$ 0.04	$ 0.10
Discontinued operations	(0.58)	0.22	0.05
Total	**$ (1.33)**	**$ 0.26**	**$ 0.15**

Preferred and Common Limited Partnership Units in SLP

At December 31, 2009, 2008, and 2007 there were 158,161, 1,235,806 and 1,235,806, respectively of SLP common operating units outstanding. These units have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts allocated to the limited partners holding common operating units (whose units are convertible on a one-to-one basis to common shares) since their share of income (loss) would be added back to income (loss). During 2009, 1,077,645 common operating units were converted into 1,077,645 shares of common stock. In addition, the 51,035, 177,786 and 195,610, respectively shares of SLP preferred operating units held by the limited partners as of December 31, 2009, 2008 and 2007, respectively, are antidilutive.

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Preferred Stock of SHI

At December 31, 2009, 2008 and 2007, there were 803,270, 803,270 and 932,026 shares, respectively, of Series A Preferred Stock. The 126,311 preferred stock warrants outstanding as of December 31, 2006 were fully exercised in 2007. During 2008 and 2007 there were 128,756 and 606,465 shares, respectively, of Series A Preferred Stock converted to 227,896 and 1,073,430 shares, respectively, of common stock. The shares of Series A Preferred Stock, after adjusting the numerator and denominator for the basic EPS computation, are antidilutive for the year ended December 31, 2009, 2008 and 2007, for the earnings per share computation. The exercise price of the preferred stock warrants exceeded the market price of the common stock, and therefore these shares were excluded from the computation of diluted earnings per share. The conversion rights of the Series A Preferred Stock were cancelled as of February 20, 2009. See additional information regarding preferred stock and warrants in Note 11.

At December 31, 2009, there were 332,500 shares of Series B Cumulative Preferred Stock outstanding. The Series B Cumulative Preferred Stock is not convertible into common stock, therefore, there is no dilutive effect on earnings per share.

Stock-Based Compensation

Options

The Company has a 2006 Stock Plan (the "Plan") which has been approved by the Company's shareholders. The Plan authorized the grant of stock options, stock appreciation rights, restricted stock and stock bonuses for up to 200,000 shares of common stock. At the annual shareholders meeting on May 28, 2009, the shareholders of Supertel Hospitality, Inc. approved an amendment to the Supertel 2006 Stock Plan. The amendment increases the maximum number of shares reserved for issuance under the plan from 200,000 to 300,000 and changes the definition of fair market value to mean the closing price of Supertel common stock with respect to future awards under the plan.

The potential common shares represented by outstanding stock options for the year ended December 31, 2009, 2008 and 2007 totaled 230,715, 192,143, and 162,143 respectively, of which 230,715, 191,777, and 142,722 shares, respectively are assumed to be repurchased with proceeds from the exercise of stock options resulting in zero, 366, and 19,421 shares, respectively, that are dilutive.

Share-Based Compensation Expense

The Plan is accounted for in accordance with FASB ASC Topic 718 – 10 *Compensation – Stock Compensation – Overall,* requiring the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. The expense recognized in the consolidated financial statements for the year ended December 31, 2009, 2008, and 2007 for share-based compensation related to employees and directors was $6, $12, and $54, respectively.

Noncontrolling Interest

Noncontrolling interest in SLP represents the limited partners' proportionate share of the equity in the operating partnership. Supertel offered to each of the holders of SLP preferred operating units the option to extend until October 24, 2010 their right to have units redeemed at $10 per unit. In October 2009, 126,751 units were

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

redeemed at $10 each. The holders of the remaining 51,035 SLP preferred operating units elected to extend to October 24, 2010, their right to have units redeemed at $10 per unit. During 2008, 17,824 preferred operating units of limited partnership interest were redeemed by unit holders. An additional 863,611 SLP common operating units were issued in 2007. See additional information regarding SLP units in Note 10. During 2009, 1,077,645 SLP common operating units of limited partnership interest were redeemed by unit holders for common shares of SHI. No limited partnership units were redeemed in 2007. At December 31, 2009, the aggregate partnership interest held by the limited partners in SLP was approximately 1.0%. Income is allocated to noncontrolling interest based on the weighted average percentage ownership throughout the year.

Concentration of Credit Risk

The Company maintained a major portion of its deposits with Great Western Bank, a Nebraska Corporation at December 31, 2009, 2008 and 2007. The balance on deposit at Great Western Bank exceeded the federal deposit insurance limit; however, management believes that no significant credit risk exists with respect to the uninsured portion of this cash balance.

Note 2. Acquisitions and Development

During 2009 there were no acquisitions and no properties under construction or redevelopment.

In 2008, the Company acquired seven hotels in Kentucky, two hotels in Sioux Falls, South Dakota and a hotel in Green Bay, Wisconsin. The combined purchase price of $22 million was funded by term loans of $15.6 million and $6.4 million from our existing credit facilities. The franchise brands consisted of Comfort Inn (2), Comfort Suites (1), Days Inn (4), Quality Inn (1), Sleep Inn (1) and Super 8 (1).

In 2007, the Company acquired 27 hotels in Georgia (7), Florida (5), Virginia (4), South Carolina (4), Louisiana (2), Alabama (1), Idaho (1), Montana (1,) Indiana (1) and Maine (1). The combined purchase price of $110.5 million was funded by term loans of $43.4 million, assumption of $11.4 million of existing loans, a bridge loan of $8.5 million, $40.3 million from our existing credit facilities and issuance of 863,611 common operating units in Supertel Limited Partnership. The franchise brands consisted of Masters Inn (15), Days Inn (5), Super 8 (4), Comfort Inn (2) and Tara Inn (1).

Note 3. Investments in Hotel Properties

Investments in hotel properties consisted of the following at December 31:

	2009			2008		
	Held For Sale	Held For Use	TOTAL	Held For Sale	Held For Use	TOTAL
Land	$ 5,224	$ 41,270	$ 46,494	$ 9,773	$ 42,672	$ 52,445
Acquired below market lease intangibles	89	883	972	192	1,865	2,057
Buildings and improvements	28,542	227,197	255,739	51,844	237,244	289,088
Furniture and equipment	6,068	50,124	56,192	8,761	47,840	56,601
Construction-in-progress	-	296	296	31	650	681
	39,923	319,770	359,693	70,601	330,271	400,872
Less accumulated depreciation	7,893	86,069	93,962	9,963	77,028	86,991
	$ 32,030	$ 233,701	$ 265,731	$ 60,638	$ 253,243	$ 313,881

(Dollars in thousands, except per share data)

Note 4. Net Gains (Losses) on Sales of Properties and Discontinued Operations

In accordance with FASB ASC 205-20 *Presentation of Financial Statements – Discontinued Operations*, gains, losses and impairment losses on hotel properties sold or classified as held for sale are presented in discontinued operations. Gains, losses and impairment losses for both continuing and discontinued operations are summarized as follows:

	2009	2008	2007
Continuing Operations			
Sales of properties	$ -	$ -	$ -
Impairment losses	(10,872)	-	-
Gain (loss) on sale of assets	(146)	1	(16)
	(11,018)	1	(16)
Discontinued Operations			
Sales of properties	2,520	5,583	-
Impairment losses	(13,276)	(250)	-
Loss on sale of assets	(110)	(3)	(1)
	(10,866)	5,330	(1)
Total	$ (21,884)	$ 5,331	$ (17)

As of December 31, 2009, the Company has nineteen properties classified as held for sale. In 2009 and 2008, the Company sold eight hotels and two hotels, respectively, resulting in gains of $2,520 and $5,583, respectively. In 2009, 2008, and 2007, the Company recognized net gains (losses) and impairment on the disposition of assets of approximately $(11,012), $5,331, and $(17).

The Company allocates interest expense to discontinued operations for debt that is to be assumed or that is required to be repaid as a result of the disposal transaction. The Company allocated $2,601, $3,110 and $2,861 to discontinued operations for the years ended December 31, 2009, 2008 and 2007, respectively.

The operating results of hotel properties included in discontinued operations are summarized as follows:

	2009	2008	2007
Revenues	$ 16,524	$ 25,729	$ 21,547
Hotel and property operations expenses	(14,487)	(19,833)	(15,593)
Interest expense	(2,601)	(3,110)	(2,861)
Depreciation and amortization expense	(1,784)	(2,915)	(2,179)
Net gain (loss) on dispositions of assets	2,410	5,580	(1)
Impairment loss	(13,276)	(250)	-
Income tax (expense) benefit	600	(202)	234
	$ (12,614)	$ 4,999	$ 1,147

(Dollars in thousands, except per share data)

Note 5. Impairment Losses

In accordance with FASB ASC 360-10-35 *Property Plant and Equipment – Overall - Subsequent Measurement,* the Company analyzes its assets for impairment when events or circumstances occur that indicate the carrying amount may not be recoverable. As part of this process, the Company utilizes a two-step analysis to determine whether a trigger event (within the meaning of ASC 360-10-35) has occurred with respect to cash flow of, or a significant adverse change in business climate for, its hotel properties. Quarterly and annually the Company reviews all of its hotels to determine any property whose cash flow or operating performance significantly underperformed from budget or prior year, which the Company has set as a shortfall against budget or prior year as 15% or greater.

At year end the Company applied a second analysis on the entire held for use portfolio. The analysis estimated the expected future cash flows to identify any property whose carrying amount potentially exceeded the recoverable value. (Note that at the end of each quarter, this analysis is performed only on those properties identified in the 15% change analysis). In performing this year end analysis, the Company made the following assumptions:

- Holding periods ranged from one year for noncore assets to be classified as held for sale in 2010, to ten years for those assets considered as core. Analysis in prior quarters assumed holding periods of ten years. In the fourth quarter of 2010, a review of the existing portfolio by the management team identified assets as core and non-core. This review of assets as core and non core will be an ongoing activity.
- Cash flow from trailing twelve months for the individual properties multiplied by the holding period as noted above. The Company did not assume growth rates on cash flows as part of its step one analysis.
- A revenue multiplier for the terminal value based on an average of past two years sales from leading industry broker of like properties.

For the Company's hotels that did not pass the analysis above, their identification represented a triggering event as described in ASC 360-10-35. A trigger event occurred for each hotel property in which the carrying value exceeded the sum of the undiscounted cash flows expected over its remaining anticipated holding period and from its disposition. These properties were then tested to determine if such carrying amounts were recoverable. When testing the recoverability for a property, in accordance with FASB ASC 360-10-35 35-29 *Property Plant and Equipment – Overall - Subsequent Measurement, Estimates of Future Cash Flows Used to Test a Long-Lived Asset for Recoverability,* the Company uses estimates of future cash flows associated with the individual properties over their expected holding period and eventual disposition. In estimating these future cash flows, the Company incorporates its own assumptions about its use of the hotel property and expected hotel performance. Assumptions used for the individual hotels are determined by management, based on discussions with our asset management group and our third party management companies. Each property was then subjected to a probability-weighted cash flow analysis as described in FASB ASC 360-10-55 *Property Plant and Equipment – Overall – Implementation.* In this analysis, the Company completed a detailed review of each hotel's market conditions and future prospects, which incorporated specific detailed cash flow and revenue multiplier assumptions over the remaining expected holding periods, including the probability that the property will be sold. Based on the results of this analysis, it was determined that the Company had investments in six properties that were not fully recoverable; accordingly, impairment was recognized.

The holding period of the six properties on which impairment was recognized was three years or less. This is the result of a fourth quarter review of the entire portfolio performed by the management team identifying those assets that would no longer be considered long term or core. Prior to this review, properties were considered long term investments and holding periods of ten years were used, which was reasonable based on the Company's long history of holding properties in excess of ten years.

(Dollars in thousands, except per share data)

Note 5. Impairment Losses (continued)

To determine the amount of impairment on the properties identified above, in accordance with FASB ASC 360-10-55, the Company calculated the excess of the carrying value of the each property in comparison to its fair market value as of December 31, 2009. Based on this calculation, the Company determined total impairment of $10.9 million existed as of December 31, 2009 on the six held for use assets previously noted. Fair market value was determined by multiplying trailing 12 months revenue for each property by a revenue multiplier that was determined based on the Company's experience with hotel sales in the current year as well as available industry information. As the fair market value of each property impaired for the year ending December 31, 2009, was determined in part by management estimates, a reasonable possibility exists that future changes to inputs and assumptions could affect the accuracy of management's estimates and such future changes could lead to further possible impairment in the future.

Note 6. Long-Term Debt

Long-term debt consisted of the following notes and mortgages payable at December 31:

	2009	2008
Mortgage loan payable to Susquehanna Bank, evidenced by a promissory note dated February 8, 1999, in the amount of approximately $5 million. The note bears interest at 7.75% per annum. Monthly principal and interest payments are payable through maturity on July 1, 2009, at which point the remaining principal and accrued interest are due. This is an extension of the original maturity date of March 1, 2009. This loan was paid in full on May 21, 2009 with proceeds from the sale of the Holiday Inn Express In Gettysburg, Pennsylvania.	-	$1,356
Mortgage loan payable to Greenwich Capital Financial Products, Inc. ("Greenwich"), evidenced by a promissory note dated November 26, 2002, in the amount of $40 million. The note bears interest at 7.50% per annum. Monthly principal and interest payments are payable through maturity on December 1, 2012, at which point the remaining principal and accrued interest are due.	$32,423	$33,769
Mortgage loan payable to First National Bank of Omaha evidenced by a promissory note in the amount of $15 million dated October 20, 1999. The note bears interest at 8.40% per annum. Monthly principal and interest payments are payable through maturity on November 1, 2009, at which point the remaining principal and accrued interest are due. This note was paid in full on May 6, 2009 using additional funding obtained from Great Western Bank.	-	$9,234
Mortgage loans payable to First Citizens National Bank evidenced by promissory notes totaling approximately $1 million. The loan obligations were assumed on October 19, 2000 in conjunction with the acquisition of hotel assets. The sole remaining note bears interest at 6% per annum and adjusts annually each November 1st. This rate is based on the then current 5 year CMT (Constant Maturity Treasury) plus a margin of 250 basis points. Principal and interest payments are due in monthly installments, with the note maturing on July 20, 2012. This note was paid in full on March 30, 2009 with proceeds from the sale of the Super 8 in Charles City, Iowa.	-	$307

(Dollars in thousands, except per share data)

	2009	2008
Mortgage loans payable to Small Business Administration evidenced by promissory notes in the aggregate amounts of approximately $0.9 million. The loan obligations were assumed on October 23, 2000, October 19, 2000 and October 20, 2000, respectively, in conjunction with the acquisition of hotel assets. The notes bear interest at 8.12%, 8.95%, and 6.71% per annum, respectively. Principal and interest payments are due in monthly installments to January 1, 2017, December 11, 2011 and May 1, 2013, respectively. Two notes were paid off with the remaining maturity being May 1, 2013. The remaining note was paid off on August 27, 2009 with proceeds from the sale of the Super 8 in Anamosa, Iowa.	-	$110
Loan payable to Village Bank formerly known as Southern Community Bank & Trust evidenced by a promissory note in the amount of $2.7 million dated November 1, 2004. The note bears interest at an interest rate of 7.57%, effective November 1, 2007. This is based on the three year Treasury Rate plus 3.75% and adjusted every 36 months over the remaining life of the loan. The loan will have a floor of 6.50% and a ceiling of 11.00%. Principal and interest payments are due in monthly installments to November 1, 2024. A principal payment was made on this loan in the amount of $1.3 million, using proceeds from the sale of the Comfort Inn in Dahlgren, Virginia. This loan, subsequent to December 31, 2009, has been paid in full with proceeds from the sale of a Comfort Inn in Dublin, Virginia.	$993	$2,383
Revolving credit facility from Great Western Bank evidenced by a promissory note dated December 3, 2008. The revolving line of credit has a limit of $20 million with interest payable monthly at the greater of the prime rate and 4.5%. The principal balance of the loan is due and payable on February 22, 2012.	$19,016	$16,174
Mortgage loan payable to Great Western Bank, evidenced by a promissory note dated December 3, 2008, in the amount of $14 million. The note bears interest at 5.5% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on December 5, 2011.	$13,617	$14,000
Loan payable to Great Western Bank, evidenced by a promissory note dated December 3, 2008, in the amount of $2 million. The note bears interest at the greater of the prime rate plus 50 basis points or 5%. The principal balance and accrued interest are payable sixty days after the date of borrowing. On February 4th, 2009, the note was amended to increase the principal to $3.2 million, increase the interest rate to 7%, and extend the maturity to May 3, 2009. This facility was subsequently paid in full as of May 1, 2009 from our existing lines of credit.	-	$2,000
Loan payable to Great Western Bank, evidenced by a promissory note dated May 5, 2009 in the amount of $10 million. The note bears interest at 5.5% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on May 5, 2012.	$9,842	-

(Dollars in thousands, except per share data)

	2009	2008
Revolving credit facility from Wells Fargo for up to $12 million evidenced by a promissory note dated September 28, 2007, consummated October 1, 2007 with a maturity of September 28, 2009. The company exercised the option to fix the interest rate at 1.75% over the one, three, six or twelve month LIBOR. Interest payments are due in monthly installments. The note was modified on March 16, 2009 to reduce the amount available for borrowing to $9.5 million and eliminate the revolving feature, as well as to increase the 1.75% interest over LIBOR to 3.50%. A $0.5 million paydown was made on August 5, 2009. On September 28, 2009, the Company further amended the credit facility to extend the maturity date to November 12, 2009. An additional amendment was made on November 12, 2009, to extend the maturity to May 12, 2010, with monthly principal payments of $75 to begin December 1, 2009 as well as a floor rate being inserted at 4%. On March 31, 2010, the maturity of the note was extended to August 12th, 2010. The rate as of December 31, 2009 was 4%.	$8,914	$9,489
Mortgage loan payable to Citigroup Global Markets Realty Corp., evidenced by a promissory note dated November 7, 2005, in the amount of $14.8 million. The note bears interest at 5.97% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on November 11, 2015.	$13,696	$14,001
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note dated December 31, 2007, in the amount of $7.9 million. The note bears interest at three-month LIBOR plus 2.00% (reset monthly). Monthly interest payments are due through February 1, 2010. Commencing on March 1, 2010 until and including February 1, 2011, consecutive monthly installments of interest and principal equal to one-twelfth of one percent (1%) of the loan amount are due. The principal balance of the loan is due and payable on February 1, 2018. The following principal payments have been made on this loan: A payment of $0.7 million, in August 2009, using partial proceeds from the sale of a Masters Inn in Kissimmee, Florida; a payment of $0.5 million, in August of 2009, using partial proceeds from the sale of a Comfort Inn in Ellsworth, Maine; a payment of $1.1 million, in August 2009, using partial proceeds from the sale of a Masters Inn in Orlando, Florida; and a payment of $0.2 million in October, 2009, using partial proceeds from the sale of a Masters Inn in Kissimmee, Florida . On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%. The interest rate as of December 31, 2009, was 3.76%.	$5,319	$7,875

(Dollars in thousands, except per share data)

	2009	2008
Mortgage loan payable to GECC, evidenced by a promissory note dated August 18, 2006, in the amount of $17.9 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until September 1, 2016 when the remaining principal balance is due. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%. The rate as of December 31, 2009 was 7.17%.	$17,067	$17,527
Mortgage loan payable to GECC, evidenced by a promissory note dated January 5, 2007, in the amount of $15.6 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until February 1, 2017 when the remaining principal balance is due. A principal payment of $1.5 million was made in August 2009, using proceeds from the sale of a Comfort Inn in Ellsworth, Maine. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%. The rate as of December 31, 2009 was 7.17%.	$13,420	$15,328
Mortgage loan payable to GECC, evidenced by a promissory note dated February 6, 2007, in the amount of $3.4 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until March 1, 2017 when the remaining principal balance is due. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%. The rate as of December 31, 2009 was 7.17%.	$3,301	$3,385
Mortgage loan payable to GECC, evidenced by a promissory note dated May 16, 2007, in the amount of $27.8 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until June 1, 2017, when the remaining principal balance is due. The following principal payments have been made on this loan: $0.7 million in July 2009, $2.2 million in August 2009, and $1.2 million in October 2009, each using proceeds from the sale of three separate Masters Inns in Florida. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%. The rate as of December 31, 2009 was 7.69%.	$22,480	$27,311

(Dollars in thousands, except per share data)

	2009	2008
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $2.5 million, assumed as of April 4, 2007 with a remaining principal amount of $2.0 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$1,704	$1,804
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $2.8 million, assumed as of April 4, 2007 with a remaining principal amount of $2.2 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$1,874	$1,984
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $4.2 million, assumed as of April 4, 2007 with a remaining principal amount of $3.3 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$2,850	$3,017
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $5.1 million, assumed as of April 4, 2007 with a remaining principal amount of $4.0 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$3,479	$3,682
Mortgage Loan payable to GECC, evidenced by a promissory note in the amount of $6.8 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2009 was 3.76%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%.	$6,765	$6,765

(Dollars in thousands, except per share data)

	2009	2008
Mortgage Loan payable to GECC, evidenced by a promissory note in the amount of $3.4 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2009 was 3.76%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%.	$3,380	$3,380
Mortgage Loan payable to GECC, evidenced by a promissory note in the amount of $1.1 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2009 was 3.76%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%.	$1,100	$1,100
Mortgage Loan payable to GECC, evidenced by a promissory note in the amount of $4.4 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2009 was 3.76%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%.	$4,355	$4,355
Mortgage Loan payable to GECC, evidenced by a promissory note in the amount of $2.5 million, dated January 31, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 256 basis points. The rate as of December 31, 2009 was 4.32%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018. On March 16, 2009, the note was amended to increase the interest rate by 100 basis points. It was further amended on November 9th, 2009, to increase the interest rate by an additional 0.5%.	$2,470	$2,470

(Dollars in thousands, except per share data)

	2009	2008
Mortgage Loan payable to Elkhorn Valley Bank in Norfolk, Nebraska, evidenced by a promissory note in the amount of $1 million, dated March 19, 2009. The note bears interest at 6.5% per annum. Monthly principal and interest payments are due through March 2014, with the balance of the loan payable on April 1, 2014.	$948	-
Line of credit from Elkhorn Valley Bank, evidenced by a note dated December 22, 2009, with a limit of $2 million. The note bears interest at 6.75% per annum. Interest payments are due on the outstanding balance through May 15, 2010. At that time, in addition to monthly interest, principal payments are to be made as follows: $40 in June, $50 in July, $60 in August, and $70 in September, with remaining principal and interest to be paid in October 2010.	$500	-
	$189,513	$202,806

The long-term debt is secured by 111 and 121 of the Company's hotel properties, for the years ended 2009 and 2008, respectively. The Company's debt agreements contain requirements as to the maintenance of minimum EBITDA levels, minimum levels of debt service and fixed charge coverage and required loan-to-value ratios and net worth, and place certain restrictions on distributions. We are required to comply with financial covenants for certain of our loan agreements. As of December 31, 2009, we either were in compliance with the financial covenants or obtained waivers for non-compliance (as discussed below). As a result, we are not in default of any of our loans.

Prior to the amendment discussed below, our credit facilities with Great Western Bank required that we maintain consolidated and loan-specific debt service coverage ratios (based on a rolling twelve month period) of at least 1.50 to 1, tested quarterly, and consolidated and loan-specific loan to value ratios (based on a rolling twelve month period) that do not exceed 65%, tested annually. As of December 31, 2009, our covenant levels, as calculated pursuant to the loan agreement, were 1.29 to 1 (consolidated debt service coverage ratio), 1.46 to 1 (loan-specific debt service coverage ratio), 60% (consolidated loan to value ratio) and 65% (loan-specific loan to value ratio). The credit facilities were amended on March 29, 2010 to require maintenance of (a) a consolidated debt service coverage ratio of at least 1.05 to 1, tested quarterly, from December 31, 2009 through June 30, 2011 and 1.50 to 1, tested quarterly from July 1, 2011 through the maturity of the credit facilities, (b) a loan-specific debt service coverage ratio of 1.20 to 1, tested quarterly, from December 31, 2009 through June 30, 2011 and 1.50 to 1, tested quarterly, from July 1, 2011 through the maturity of the credit facilities and (c) consolidated and loan-specific loan to value ratios that do not exceed 70%, tested annually commencing on December 31, 2009, in each case, through the maturity of the credit facilities.

The Great Western Bank amendment also: (a) modifies the borrowing base so that the loans available to the Company may not exceed the lesser of (i) an amount equal to 70% of the total appraised value of the hotels securing the credit facilities and (ii) an amount that would result in a loan-specific debt service coverage ratio of less than 1.20 to 1 from December 31, 2009 through June 30, 2011 and 1.50 to 1 from July 1, 2011 through the maturity of the credit facilities, (b) increases the interest rate on the revolving credit portion of the credit facilities from prime (subject to a 4.50% floor rate) to 5.50% from March 29, 2010 through June 30, 2011 and prime (subject to a 5.50% floor rate) from July 1, 2011 through the maturity of the credit facilities; and (c) gives Great Western Bank the option to increase the interest rates of the credit facilities up to 4.00% any time after June 30, 2011.

(Dollars in thousands, except per share data)

Our credit facility with Wells Fargo Bank requires us to maintain a consolidated loan to value ratio (based on a rolling twelve month period) that does not exceed 70%, tested quarterly. As of December 31, 2009, this ratio, as calculated pursuant to the loan agreement, was 75%. The credit facility also requires us to maintain a minimum tangible net worth of not less than $75 million plus 90% of net proceeds from equity transactions after December 31, 2006, tested quarterly. As of December 31, 2009, our tangible net worth, as calculated pursuant to the loan agreement, was $74.5 million. The Company received a waiver for non-compliance with both of these covenants. In connection with the waiver, the credit facility was amended on March 31, 2010 to require maintenance of a consolidated loan to value ratio that does not exceed 77.5% and a minimum tangible net worth of not less than $70 million, in each case, through the maturity of the credit facility. The amendment also reduced our quarterly minimum consolidated fixed charge coverage ratio covenant (based on a rolling twelve month period) through the maturity of the credit facility from: 0.90 to 1 after preferred dividends and 1.00 to 1 before preferred dividends; to 0.75 to 1 after preferred dividends and 0.80 to 1 before preferred dividends. The credit facility with Wells Fargo Bank was also amended on March 31, 2010 to extend the maturity date from May 12, 2010 to August 12, 2010, require a $200,000 principal payment on March 31, 2010 and require a $100,000 principal payment on April 30, 2010.

On March 25, 2010, our credit facilities with General Electric Capital Corporation were amended to require us to maintain $3.9 million of total adjusted EBITDA (based on a rolling twelve month period), tested quarterly commencing on December 31, 2009, with respect to our GE-encumbered properties through 2011, in lieu of maintenance of minimum fixed charge coverage ratios (FCCRs). This required minimum level of total adjusted EBITDA will be reduced by the pro rata percentage of total adjusted EBITDA attributable to any GE-encumbered properties that are sold, if certain conditions are satisfied. As of December 31, 2009, our total adjusted EBITDA, as calculated pursuant to the loan agreement, with respect to our GE-encumbered properties was $5.2 million (the reduction for sold properties was $0.7 million). Commencing in 2012 and continuing for the term of the loans, we are required to maintain, with respect to our GE-encumbered properties, a before dividend FCCR (based on a rolling twelve month period) of 1.3 to 1 and after dividend FCCR (based on a rolling twelve month period) of 1.0 to 1.

The GE amendment also: (a) reduces our consolidated debt service coverage ratio covenant (based on a rolling twelve month period) from 1.4 to 1 for each quarter of 2009 and 1.5 to 1 each quarter thereafter for the term of the loans to 1.05 to 1 for the quarter ended December 31, 2009 and each quarter thereafter through 2011 and 1.5 to 1 each quarter thereafter for the term of the loans; (b) defers prepayment fees with respect to prepayments required as a result of the sale of any of our Masters Inn hotels until January 1, 2012; and (c) implements a quarterly cash flow sweep, equal to the amount by which our consolidated debt service coverage ratio exceeds 1.75 to 1 to pay deferred prepayment fees. As of December 31, 2009, our consolidated debt service coverage ratio, as calculated pursuant to the loan agreement, was 1.35 to 1. In connection with previous amendments and waivers, the interest rate of the loans under our credit facilities with GE have increased by 1.5%. If our FCCR with respect to our GE-encumbered properties equals or exceeds 1.3 to 1 before dividends and 1.0 to 1 after dividends for two consecutive quarters, the cumulative 1.5% increase in the interest rate of the loans will be eliminated.

If we fail to pay our indebtedness when due, fail to comply with covenants or otherwise default on our loans, unless waived, we could incur higher interest rates during the period of such loan defaults, be required to immediately pay our indebtedness and ultimately lose our hotels through lender foreclosure if we are unable to obtain alternative sources of financing with acceptable terms.

Our Great Western Bank and Wells Fargo Bank credit facilities contain cross-default provisions which would allow Great Western Bank and Wells Fargo Bank to declare a default and accelerate our indebtedness to them if we default on our other loans, and such default would permit that lender to accelerate our indebtedness under any

(Dollars in thousands, except per share data)

such loan. We are not in default of any of our loans.

Aggregate annual principal payments for the next five years and thereafter are as follows:

	2009		
	Held For Sale	Held For Use	TOTAL
2010	$ 24,975	$ 12,374	$ 37,349
2011	-	18,217	18,217
2012	-	61,066	61,066
2013	-	3,629	3,629
2014	-	4,368	4,368
Thereafter	-	64,884	64,884
	$ 24,975	$ 164,538	$ 189,513

At December 31, 2009 and 2008, the estimated fair values of long-term debt, excluding debt related to hotel properties held for sale, were approximately $168.1 million and $169.3 million, respectively. The fair values were estimated by discounting future cash payments to be made at rates that approximate rates currently offered for loans with similar maturities.

Note 7. Income Taxes

The RMA was included in the Tax Relief Extension Act of 1999, which was enacted into law on December 17, 1999. The RMA includes numerous amendments to the provisions governing the qualification and taxation of REITs, and these amendments were effective January 1, 2001. One of the principal provisions included in the Act provides for the creation of TRS. TRS's are corporations that are permitted to engage in nonqualifying REIT activities. A REIT is permitted to own up to 100% of the voting stock in a TRS. Previously, a REIT could not own more than 10% of the voting stock of a corporation conducting nonqualifying activities. Relying on this legislation, in November 2001, the Company formed the TRS Lessee.

As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income of a TRS is subject to federal, state and local income taxes.

In connection with the Company's election to be taxed as a REIT, it has also elected to be subject to the "built-in gain" rules on the assets formerly held by the old Supertel. Under these rules, taxes will be payable at the time and to the extent that the net unrealized gains on assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion.

At December 31, 2009, the income tax bases of the Company's assets and liabilities excluding those of TRS were approximately $276,026 and $176,234, respectively; at December 31, 2008, they were approximately $298,010 and $204,864, respectively.

The TRS net operating loss carryforward from December 31, 2009 as determined for federal income tax purposes was approximately $6.3 million. The availability of such loss carryforward will begin to expire in 2022.

(Dollars in thousands, except per share data)

Note 7. Income Taxes (continued)

Income tax benefit for the years ended December 31, 2009, 2008 and 2007 consists of the following:

	2009			2008			2007		
	Federal	State	Total	Federal	State	Total	Federal	State	Total
Current	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Deferred	(1,343)	(304)	(1,647)	(261)	(44)	(305)	(251)	(53)	(304)
Total income tax benefit	$ (1,343)	$ (304)	$ (1,647)	$ (261)	$ (44)	$ (305)	$ (251)	$ (53)	$ (304)

The actual income tax benefit of the TRS for the years ended December 31, 2009, 2008 and 2007 differs from the "expected" income tax benefit (computed by applying the appropriate U.S. federal income tax rate of 34% to earnings before income taxes) as a result of the following:

	2009	2008	2007
Computed "expected" income tax benefit	$ (1,449)	$ (251)	$ (258)
State income taxes, net federal income tax benefit	(201)	(29)	(36)
Other	3	(25)	(10)
Total income tax benefit	$ (1,647)	$ (305)	$ (304)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liability at December 31, 2009, 2008 and 2007 are as follows:

(Dollars in thousands, except per share data)

Note 7. Income Taxes (continued)

	2009	2008	2007
Deferred Tax Assets:			
Expenses accrued for consolidated financial statement purposes, nondeductible for tax return purposes	$ 281	$ 273	$ 241
Net operating losses carried forward for federal income tax purposes	2,511	1,289	1,083
Total deferred tax assets	2,792	1,562	1,324
Deferred Liabilities:			
Tax depreciation in excess of book depreciation	843	1,260	1,327
Total deferred tax liabilities	843	1,260	1,327
Net deferred tax assets (liabilities)	$ 1,949	$ 302	$ (3)

The TRS has estimated its income tax benefit using a combined federal and state rate of approximately 38%. As of the year ended 2009, 2008 and 2007 the TRS had a deferred tax asset of $2.8 million, $1.6 million and $1.3 million, respectively, primarily due to current and past years' tax net operating losses. These loss carryforwards will expire in 2022. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset and has determined that no valuation allowance is required. Reversal of the deferred tax asset in the subsequent year cannot be reasonably estimated.

Income taxes are accounted for under the asset and liability method. The Company uses an estimate of its annual effective rate based on the facts and circumstances at the time while the actual effective rate is calculated at year-end. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no valuation allowance at December 31, 2009, 2008 or 2007.

Dividends Paid

Dividends paid were $0.08 per share during the year ended December 31, 2009; of which $0.053 represented capital gain distribution and $0.027 represented a nondividend distribution to shareholders. Dividends paid were $0.51 during the year ended December 31, 2008; of which $0.206 represented ordinary income, $0.093 represented capital gain distribution and $0.211 represented a nondividend distribution to shareholders. Dividends paid were $.4625 per share during the year ended December 31, 2007; of which $0.197 represented ordinary income and $.266 represented nondividend distribution to shareholders.

(Dollars in thousands, except per share data)

Note 8. Commitments and Contingencies and Other Related Party Transactions

Royco Hotels, Inc. ("Royco Hotels") and HLC Hotels, Inc. ("HLC"), independent contractors, manage our hotels pursuant to hotel management agreements with TRS Lessee. The management agreements provide that the management companies have control of all operational aspects of the hotels, including employee-related matters. Royco Hotels and HLC must generally maintain each hotel in good repair and condition and make routine maintenance, repairs and minor alterations. Additionally, Royco Hotels and HLC must operate the hotels in accordance with third party franchise agreements that cover the hotels, which includes using franchisor sales and reservation systems as well as abiding by franchisors' marketing standards. Royco Hotels and HLC may not assign their management agreements without our consent.

The management agreements generally require TRS Lessee to fund debt service, working capital needs, capital expenditures and to reimburse the management companies for all budgeted direct operating costs and expenses incurred in the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Royco Hotels Management Agreement

Royco Hotels manages 103 of the hotels owned by the Company at December 31, 2009. Royco Hotels receives a monthly base management fee and an incentive management fee, if certain financial thresholds are met or exceeded. The management agreement, as amended effective January 1, 2007, provides for monthly base management fees as follows:

- 4.25% of gross hotel income for the month for up to the first $75 million of gross hotel income for a fiscal year;

- 4.00% of gross hotel income for the month for gross hotel income exceeding $75 million up to $100 million for a fiscal year; and

- 3.00% of gross hotel income for the month for gross hotel income exceeding $100 million for a fiscal year.

If annual net operating income exceeds 10% of our total investment in the hotels, then Royco Hotels receives an incentive management fee of 10% of the excess of net operating income up to the first $1 million, and 20% of excess net operating income above $1 million.

The management agreement expires on December 31, 2011 and, unless Royco Hotels elects not to extend the term, the term of the agreement will be extended to December 31, 2016 if (i) Royco Hotels achieves average annual net operating income of at least 10% of our total investment in the hotels during the four fiscal years ending December 1, 2011 and (ii) Royco Hotels does not default prior to December 31, 2011.

The management agreement may be terminated as follows:

- either party may terminate the management agreement if net operating income is not at least 8.5% of the Company's total investment in the hotels or if the Company undergoes a change of control;

Note 8. Commitments and Contingencies and Other Related Party Transactions (continued)

- the Company may terminate the agreement if Royco Hotels undergoes a change of control;
- the Company may terminate the agreement if tax laws change to allow a hotel REIT to self manage its properties; and
- by the non-defaulting party in the event of a default that has not been cured within the cure period.

If the Company terminates the management agreement because the Company undergoes a change of control, Royco Hotels undergoes a change of control due to the death of one of its principals, or due to a tax law change, then Royco Hotels will be entitled to a termination fee equal to 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination. Under certain circumstances, Royco Hotels will be entitled to a termination fee if the Company sells a hotel and does not acquire another hotel or replace the sold hotel within twelve months. The fee, if applicable, is equal to 50% of the base management fee paid with respect to the sold hotel during the prior twelve months.

The following are events of default under the management agreement:

- the failure of Royco Hotels to diligently and efficiently operate the hotels pursuant to the management agreement;
- the failure of either party to pay amounts due to the other party pursuant to the management agreement;
- certain bankruptcy, insolvency or receivership events with respect to either party;
- the failure of either party to perform any of their obligations under the management agreement;
- loss of the franchise license for a hotel because of Royco Hotels;
- failure by Royco Hotels to pay, when due, the accounts payable for the hotels for which we have previously reimbursed Royco Hotels; and
- any of the hotels fail two successive franchisor inspections if the deficiencies are within Royco Hotels' reasonable control.

With the exception of certain events of default as to which no grace period exists, if an event of default occurs and continues beyond the grace period set forth in the management agreement, the non-defaulting party has the option of terminating the agreement.

The management agreement provides that each party, subject to certain exceptions, indemnifies and holds harmless the other party against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by the indemnifying party or any of its affiliates.

HLC Management Agreement

The hotel management agreement with HLC, as amended July 15, 2008, provides for HLC to operate and manage twelve of our thirteen Masters Inn hotels through December 31, 2011. The agreement provides for

(Dollars in thousands, except per share data)

Note 8. Commitments and Contingencies and Other Related Party Transactions (continued)

HLC to receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels and incentive fees equal to 10% of the annual operating income of the hotels in excess of 10.5% of the Company's investment in the hotels.

Litigation

Various claims and legal proceedings arise in the ordinary course of business and may be pending against the Company and its properties. Based upon the information available, the Company believes that the resolution of any of these claims and legal proceedings should not have a material adverse affect on its consolidated financial position, results of operations or cash flows.

Three separate lawsuits have been filed against the Company in Jefferson Circuit Court, Louisville, Kentucky; one lawsuit filed by a plaintiff on June 26, 2008, a second lawsuit filed by fourteen plaintiffs on December 15, 2008 and a third lawsuit filed by six plaintiffs on January 16, 2009. The plaintiffs in the three cases, now consolidated as one action, allege that as guests at the Company's hotel in Louisville, Kentucky, they were exposed to carbon monoxide as a consequence of a faulty water heater at the hotel. The plaintiffs have also sued the plumbing company which performed repairs on the water heater at the hotel. On August 7, 2009 the Company's insurers notified the Company that they would defend the consolidated lawsuit with a reservation of rights as to coverage.

Plaintiffs are seeking to recover for damages arising out of physical and mental injury, lost wages, pain and suffering, past and future medical expenses and punitive or exemplary damages. The damages claimed by plaintiffs in discovery thus far are in a range of approximately $37 to $41 million. The company retains three tranches of commercial general liability insurance with aggregate limits of $51 million. There are no deductibles on two of the tranches; the third tranche has a deductible of ten thousand dollars. At this time, the Company has not recorded a liability as the amount of the loss contingency is not reasonably estimable. The Company will continue to evaluate the estimability of loss contingency amounts.

Other

In November 2004, the Company obtained a $2.7 million loan from Village Bank, formerly known as Southern Community Bank & Trust. The Village Bank loan was paid in full January, 2010. George R. Whittemore, Director of the Company, is a member of the Board of Directors of Village Bank. Further information about the loan from Village Bank is presented in Note 6. This loan, subsequent to December 31, 2009, has been paid in full with proceeds from the sale of a Comfort Inn in Dublin, Virginia.

The Company assumed land lease agreements in conjunction with the purchase of three hotels. One lease requires monthly payments of the greater of $2 or 5% of room revenue through November 2091. A second lease requires monthly payments of $1 through 2017 with approximately $1 annual increase beginning January 1, 2018, with additional increases in 2033, 2043, 2053 and 2063. A third lease requires annual payments of $34, with approximately $3 increases every five years throughout twelve renewal periods. Land lease expense from continuing operations totaled approximately $109, $104 and $70 in 2009, 2008 and 2007, respectively, and is included in property operating expense.

As of December 31, 2009, the future minimum lease payments applicable to non-cancellable operating leases are as follows:

(Dollars in thousands, except per share data)

Note 8. Commitments and Contingencies and Other Related Party Transactions (continued)

2010	$	72
2011		71
2012		71
2013		74
2014		74
Thereafter		4,782
	$	5,144

The Company as of December 31, 2009 has agreements with four restaurants and two cell tower operators for leased space at our hotel locations. The restaurant leases have maturity dates ranging from 2011 to 2028 and cell tower leases have maturity dates ranging from 2011 to 2014. Several of the restaurant leases have escalation clauses. Three of the escalations are based on percentages of gross sales and one is based on increases in the Consumer Price Index for all Urban Consumers. The restaurant and cell tower lease income from continuing operations totaled approximately $332, $320 and $244 in 2009, 2008 and 2007, respectively, and is included in room rentals and other hotel services.

As of December 31, 2009, the future minimum lease receipts from the non-cancellable restaurants and cell tower leases are as follows:

2010	$	134
2011		123
2012		97
2013		91
2014		92
Thereafter		952
	$	1,489

Note 9. Redeemable Preferred Stock

On June 3, 2008 the Company offered and sold 332,500 shares of 10.0% Series B Cumulative Preferred Stock. The shares were sold for $25.00 per share and bear a liquidation preference of $25.00 per share. Underwriting and other costs of the offering totaled approximately $0.6 million to the Company. The net proceeds plus additional cash were used by the Company to pay an $8.5 million bridge loan with General Electric Capital Corporation. At December 31, 2009, 332,500 shares of 10.0% Series B preferred stock remained outstanding.

Dividends on the Series B preferred stock are cumulative and are payable quarterly in arrears on each March 31, June 30, September 30 and December 31, or, if not a business day, the next succeeding business day, at the annual rate of 10.0% of the $25.00 liquidation preference per share, equivalent to a fixed annual amount of $2.50 per share. Dividends on the Series B preferred stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared and whether or not such dividends are prohibited by agreement. Accrued but unpaid dividends on the Series B preferred stock will not bear interest.

(Dollars in thousands, except per share data)

The Series B preferred stock will, with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, rank senior to the Company's common stock, senior to all classes or series of preferred stock issued by the Company and ranking junior to the Series B preferred stock with respect to dividend rights or rights upon the Company's liquidation, dissolution or winding up, on a parity with the Company's Series A preferred stock and with all classes or series of preferred stock issued by the Company and ranking on a parity with the Series B preferred stock with respect to dividend rights or rights upon the Company's liquidation, dissolution or winding up and junior to all of the Company's existing and future indebtedness.

The Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common shares, unless it has also paid (or set aside for payment) the full cumulative distributions on the preferred shares for the current and all past dividend periods. The Series B preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

The Series B preferred stock is not redeemable prior to June 3, 2013, except in certain limited circumstances relating to the maintenance of the Company's ability to qualify as a REIT as provided in the Company's articles of incorporation or a change of control (as defined in the Company's amendment to its articles of incorporation establishing the Series B preferred stock). The Company may redeem the Series B preferred stock, in whole or in part, at any time or from time to time on or after June 3, 2013 for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. Also, upon a change of control, each outstanding share of the Company's Series B preferred stock will be redeemed for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. At December 31, 2009, no events have occurred that would lead the Company to believe redemption of the preferred stock, due to a change of control or failure to maintain its REIT qualification, is probable.

Note 10. Noncontrolling Interest of Common and Preferred Units in SLP

At December 31, 2009, 158,161 of SLP's common operating partnership units ("Common OP Units") were outstanding. The redemption values for the Common OP Units are $237, and $2,101 for 2009 and 2008 respectively. Each limited partner of SLP may, subject to certain limitations, require that SLP redeem all or a portion of his or her Common OP Units, at any time after a specified period following the date the units were acquired, by delivering a redemption notice to SLP. When a limited partner tenders Common OP Units to SLP for redemption, the Company can, in its sole discretion, choose to purchase the units for either (1) a number of shares of Company common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of Company common stock the limited partner would have received if the Company chose to purchase the units for common stock. During 2009, 1,077,645 Common OP Units were redeemed for common shares of SHI.

At December 31, 2009, 51,035 of SLP's preferred operating partnership units ("Preferred OP Units") were outstanding. The redemption value for the Preferred OP Units is $511 for December 31, 2009. The Preferred OP Units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of SLP. Distributions to holders of Preferred OP Units have priority over distributions to holders of Common OP Units. Supertel offered to each of the Preferred OP Unit holders the option to extend until October 24, 2010 their right to have units redeemed at $10 per unit. In October, 2009, 126,751 units were redeemed at $10 each. The holders of the remaining 51,035 units elected to extend to October 24, 2010, their right to have units redeemed at $10 per unit. The remaining 51,035 units will continue to be carried outside of permanent equity at redemption value.

(Dollars in thousands, except per share data)

Noncontrolling Interest Reconciliation of Common and Preferred Units

	Redeemable Noncontrolling Interest	Noncontrolling Interest	Total Noncontrolling Interest
Balance @ 12/31/08	$ 1,778	$ 8,064	$ 9,842
Partner Draws	$ (172)	$ -	$ (172)
Conversion of OP units	-	(7,354)	(7,354)
Reclassification of OP units to current liability	(1,267)	-	(1,267)
Noncontrolling Interest Expense	172	(302)	(130)
Balance @ 12/31/09	$ 511	$ 408	$ 919

Note 11. Common and Preferred Stock

The Company's common stock is duly authorized, full paid and non-assessable. At December 31, 2009 and 2008, members of the Board of Directors and executive officers owned approximately 20% and 16%, respectively, of the Company's outstanding common stock.

At December 31, 2009, 158,161 of SLP's common operating partnership units ("Common OP Units") and 51,035 of SLP's preferred operating partnership units ("Preferred OP Units") were outstanding. The combined redemption value for the Common OP Units and Preferred OP Units are $748 and $3,879 as of December 31, 2009 and 2008, respectively. Each limited partner of SLP may, subject to certain limitations, require that SLP redeem all or a portion of his or her Common OP Units or Preferred OP Units, at any time after a specified period following the date the units were acquired, by delivering a redemption notice to SLP. When a limited partner tenders Common OP Units to SLP for redemption, the Company can, in its sole discretion, choose to purchase the units for either (1) a number of shares of Company common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of Company common stock the limited partner would have received if the Company chose to purchase the units for common stock. The Preferred OP Units are convertible by the holders into Common OP Units on a one-for-one basis or may be redeemed for cash at $10 per unit until October 2010. The Preferred OP Units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of SLP. During 2009, 1,077,645 Common OP Units of limited partnership interest were redeemed for common shares of SHI. During 2008 and 2007, no Common OP Units were redeemed for common shares of SHI. Supertel offered to each of the Preferred OP Unit holders the option to extend until October 24, 2010 their right to have units redeemed at $10 per unit. In October 2009, 126,751 units were redeemed at $10 each. The holders of the remaining 51,035 units elected to extend to October 24, 2010, their right to have units redeemed at $10 per unit. There were 17,824 Preferred OP Units redeemed for cash in December 2008, and no Preferred OP Units were redeemed for cash or converted to common units during 2007.

On December 30, 2005 the Company offered and sold 1,521,258 shares of 8% Series A preferred stock. The shares were sold for $10.00 per share and bear a liquidation preference of $10.00 per share. Underwriting and

(Dollars in thousands, except per share data)

other costs of the offering totaled $1.2 million. The proceeds were used to reduce borrowings under the Company's revolving credit facility with Great Western Bank. At December 31, 2009, 2008 and 2007, 803,270, 803,270 and 932,026 shares respectively, of Series A preferred stock remained outstanding.

Dividends on the Series A preferred stock are cumulative and are payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. Dividends on the Series A preferred stock accrue regardless of whether or not the Company has earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Unpaid dividends will accumulate and bear additional dividends at 8%, compounded monthly.

The Series A preferred stock with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, ranks senior to all classes or series of the Company's common stock, senior or on parity with all other classes or series of preferred stock and junior to all of the Company's existing and future indebtedness. Upon liquidation all Series A preferred stock will be entitled to $10.00 per share plus accrued but unpaid dividends. The Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common shares unless it has also paid (or set aside for payment) the full cumulative distributions on the preferred shares for the current and all past dividend periods. The outstanding preferred shares do not have any maturity date, and are not subject to mandatory redemption.

Previously, each share of Series A preferred stock was convertible in whole or in part, at any time at the option of the holders thereof, into common stock at a conversion price of $5.66 per share of common stock (equivalent to a conversion rate of 1.77 shares of common stock for each share of Series A convertible preferred stock) subject to certain adjustments. The conversion rights of the Series A preferred stock were cancelled as of February 20, 2009. The Company may not optionally redeem the Series A preferred shares prior to January 1, 2009, except in limited circumstances to preserve its status as a REIT.

The conversion rights of the holders of the Series A preferred stock were subject to cancellation on or after December 31, 2008 if the closing price of the Company common stock on the Nasdaq Global Market exceeds $7.36 for at least 20 trading days within any period of 30 consecutive trading days. The Company issued a conversion cancellation notice to holders of the Series A convertible preferred stock and the conversion rights were cancelled as of February 20, 2009. The Series A preferred stock will be redeemable on or after January 1, 2009 for cash, at the Company's option, in whole or from time to time in part, at $10.00 per share, plus accrued and unpaid dividends to the redemption date.

On December 30, 2005, the Company issued warrants to Anderson & Strudwick Incorporated, the selling agent for the Company in its public offering of the Series A Preferred Stock, to purchase 126,311 shares of Series A preferred stock. The warrants were exercisable until December 31, 2010 at $12.00 per share of Series A preferred stock. The warrants could not be sold, transferred, pledged, assigned or hypothecated for a period of one year after their issuance, except to officers of the selling agent. During 2007 the warrants were fully exercised.

The Company also has Series B preferred stock outstanding. See Note 9.

Note 12. Stock-Based Compensation

Upon initial issuance of stock options on May 25, 2006, the Company adopted the provisions of FASB ASC 718-10-30 Compensation – Stock Compensation – Overall – Initial Measurement, which requires the

Note 12. Stock-Based Compensation (continued)

measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.

Options

The Company has a 2006 Stock Plan (the "Plan") which has been approved by the Company's shareholders. The Plan authorized the grant of stock options, stock appreciation rights, restricted stock and stock bonuses for up to 200,000 shares of common stock. At the annual shareholders meeting on May 28, 2009, the shareholders of Supertel Hospitality, Inc. approved an amendment to the Supertel 2006 Stock Plan. The amendment increases the maximum number of shares reserved for issuance under the plan from 200,000 to 300,000 and changes the definition of fair market value to mean the closing price of Supertel common stock with respect to future awards under the plan.

As of December 31, 2009, 230,715 stock options have been awarded under the Plan. The exercise price is equal to the average of the high and low sales price of the stock as reported on the National Association of Securities Dealers Automated Quotation system (NASDAQ) on the grant date. A total of 230,715 shares of common stock have been reserved for issuance pursuant to the Plan with respect to the granted options. There is no intrinsic value for the vested options as of December 31, 2009. The following table summarizes the options awarded:

	Options Grant Date		
	11/17/09	05/22/08	05/24/07
Awarded Options	90,000	30,000	65,000
Exercise Price	$ 1.54	$ 5.28	$ 7.55
Date Vested	06/30/10	12/31/08	12/31/07
Expiration Date	11/17/2013	5/22/2012	5/24/2011

The Company records compensation expense for stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The Company uses historical data among other factors to estimate the expected price volatility, the expected option life, the dividend rate and expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant for the estimated life of the option. The following table summarizes the estimates used in the Black-Scholes option-pricing model related to the 2009, 2008, and 2007 grants:

	Grant Date		
	11/17/09	05/22/08	05/24/07
Volatility	45.00%	20.00%	20.00%
Expected dividend yield	6.33%	6.54%	5.90%
Expected term (in years)	3.81	4.00	3.94
Risk free interest rate	1.74%	3.04%	4.80%

The following table summarizes the Company's activities with respect to its stock options for the year ended December 31, 2009 as follows (in thousands, except per share and share data):

(Dollars in thousands, except per share data)

Note 12. Stock-Based Compensation (continued)

	Shares	Weighted-Average Exercise Price	Aggregate Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	192,143	$ 6.36	$ 133		
Granted	90,000	1.54	31		
Exercised	-	-	-		
Forfeited or expired	51,428	6.48	38		
Outstanding at December 31, 2009	230,715	$ 4.45	126	$ 2.21	$ -
Exercisable at December 31, 2009	140,715	$ 6.31	$ 95	$ 1.16	$ -

Share-Based Compensation Expense

The expense recognized in the consolidated financial statements for the share-based compensation related to employees and directors for the years ended December 31, 2009, 2008 and 2007 was $6, $12 and $54, respectively. At December 31, 2009, we had $25 of total unrecognized compensation expense, net of estimated forfeitures, related to stock options granted in 2009 that vest as of June 30, 2010. We recognize compensation expense using the straight-line method over the vesting period. During 2009, 2008 and 2007, the company's options granted were 90,000 30,000 and 65,000 respectively, with a weighted average grant date fair value per option of $0.35, $0.40 and $0.83, respectively. The total intrinsic value of options exercised was $0, $0 and $5 for fiscal years 2009, 2008 and 2007 respectively. The closing market price of our common stock on the last day of 2009 was $1.50 per share.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

Note 13. Supplementary Data

The following tables present our unaudited quarterly results of operations for 2009 and 2008:

	Quarters Ended (unaudited)				
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	YTD 2009
2009					
Revenues	$ 19,979	$ 24,348	$ 25,021	$ 19,622	$ 88,970
Expenses	19,970	21,238	22,679	19,743	83,630
Earnings (loss) before net losses on disposition of assets, other income, interest noncontrolling interest and income tax expense (benefit)	9	3,110	2,342	(121)	5,340
Net losses on dispositions of assets	(26)	(27)	(26)	(67)	(146)
Other income	38	34	28	34	134
Interest	(2,524)	(2,648)	(2,622)	(2,620)	(10,414)
Impairment losses	-	-	-	(10,872)	(10,872)
Earnings (loss) from continuing operations before income taxes	(2,503)	469	(278)	(13,646)	(15,958)
Income tax expense (benefit)	(781)	33	(287)	(12)	(1,047)
Earnings (loss) from continuing operations	(1,722)	436	9	(13,634)	(14,911)
Discontinued operations	(703)	907	(1,018)	(11,800)	(12,614)
Net earnings (loss)	(2,425)	1,343	(1,009)	(25,434)	(27,525)
Noncontrolling interest	87	(69)	(38)	150	130
Net income (loss) attributable to controlling interests	(2,338)	1,274	(1,047)	(25,284)	(27,395)
Preferred stock dividend	(369)	(369)	(368)	(368)	(1,474)
Net earnings (loss) available to common shareholders	$ (2,707)	$ 905	$ (1,415)	$ (25,652)	(28,869)
NET EARNINGS (LOSS) PER COMMON SHARE - BASIC AND DILUTED					
EPS from continuing operations	$ (0.10)	$ (0.00)	$ (0.02)	$ (0.63)	$ (0.75)
EPS from discontinued operations *	$ (0.03)	$ 0.04	$ (0.04)	$ (0.54)	$ (0.58)
EPS Basic and Diluted *	$ (0.13)	$ 0.04	$ (0.06)	$ (1.17)	$ (1.33)

*Quarterly EPS data does not add to total year, due to rounding

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

	Quarters Ended (unaudited)				
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	YTD 2008
2008					
Revenues	$ 21,691	$ 27,323	$ 28,309	$ 21,933	$ 99,256
Expenses	20,432	22,737	23,386	20,340	86,895
Earnings before net losses on disposition of assets, other income, interest, noncontrolling interest and income tax expense (benefit)	1,259	4,586	4,923	1,593	12,361
Net gains (losses) on dispositions of assets	3	(1)	(1)	-	1
Other income	30	33	28	38	129
Interest	(2,799)	(2,612)	(2,643)	(2,684)	(10,738)
Impairment losses	-	-	-	-	-
Earnings (loss) from continuing operations before income taxes	(1,507)	2,006	2,307	(1,053)	1,753
Income tax expense (benefit)	(608)	216	258	(373)	(507)
Earnings (loss) from continuing operations	(899)	1,790	2,049	(680)	2,260
Discontinued operations	(7)	527	214	4,265	4,999
Net earnings (loss)	(906)	2,317	2,263	3,585	7,259
Noncontrolling interest	13	(194)	(175)	(247)	(603)
Net income (loss) attributable to controlling interests	(893)	2,123	2,088	3,338	6,656
Preferred stock dividend	(186)	(236)	(369)	(369)	(1,160)
Net earnings (loss) available to common shareholders	$ (1,079)	$ 1,887	$ 1,719	$ 2,969	5,496
NET EARNINGS (LOSS) PER COMMON SHARE - BASIC AND DILUTED					
EPS from continuing operations	$ (0.05)	$ 0.07	$ 0.07	$ (0.05)	$ 0.04
EPS from discontinued operations	$ (0.00)	$ 0.02	$ 0.01	$ 0.19	$ 0.22
EPS Basic and Diluted	$ (0.05)	$ 0.09	$ 0.08	$ 0.14	$ 0.26

(Dollars in thousands, except per share data)

Note 14. Subsequent Events

On January 28, 2010, we sold our Comfort Inn located in Dublin, VA (99 rooms) for approximately $2.75 million with a negligible gain. A portion of these funds were used to payoff the Company's borrowings from Village Bank with the remaining funds used to reduce the revolving line of credit with Great Western Bank.

In January, 2010, the Company borrowed $0.8 million from First National Bank of Omaha. The note bears interest at 4% over the one month LIBOR with a floor of 5%. The borrowings will be used to fund operations.

Prior to the amendment discussed below, our credit facilities with Great Western Bank required that we maintain consolidated and loan-specific debt service coverage ratios (based on a rolling twelve month period) of at least 1.50 to 1, tested quarterly, and consolidated and loan-specific loan to value ratios (based on a rolling twelve month period) that do not exceed 65%, tested annually. As of December 31, 2009, our covenant levels, as calculated pursuant to the loan agreement, were 1.29 to 1 (consolidated debt service coverage ratio), 1.46 to 1 (loan-specific debt service coverage ratio), 60% (consolidated loan to value ratio) and 65% (loan-specific loan to value ratio). The credit facilities were amended on March 29, 2010 to require maintenance of (a) a consolidated debt service coverage ratio of at least 1.05 to 1, tested quarterly, from December 31, 2009 through June 30, 2011 and 1.50 to 1, tested quarterly, from July 1, 2011 through the maturity of the credit facilities, (b) a loan-specific debt service coverage ratio of 1.20 to 1, tested quarterly, from December 31, 2009 through June 30, 2011 and 1.50 to 1, tested quarterly, from July 1, 2011 through the maturity of the credit facilities and (c) consolidated and loan-specific loan to value ratios that do not exceed 70%, tested annually commencing on December 31, 2009, in each case, through the maturity of the credit facilities.

The Great Western Bank amendment also: (a) modifies the borrowing base so that the loans available to the Company may not exceed the lesser of (i) an amount equal to 70% of the total appraised value of the hotels securing the credit facilities and (ii) an amount that would result in a loan-specific debt service coverage ratio of less than 1.20 to 1 from December 31, 2009 through June 30, 2011 and 1.50 to 1 from July 1, 2011 through the maturity of the credit facilities; (b) increases the interest rate on the revolving credit portion of the credit facilities from prime (subject to a 4.50% floor rate) to 5.50% from March 29 , 2010 through June 30, 2011 and prime (subject to a 5.50% floor rate) from July 1, 2011 through the maturity of the credit facilities; and (c) gives Great Western Bank the option to increase the interest rates of the credit facilities up to 4.00% any time after June 30, 2011.

Our credit facility with Wells Fargo Bank requires us to maintain a consolidated loan to value ratio (based on a rolling twelve month period) that does not exceed 70%, tested quarterly. As of December 31, 2009, this ratio, as calculated pursuant to the loan agreement, was 75%. The credit facility also requires us to maintain a minimum tangible net worth of not less than $75 million plus 90% of net proceeds from equity transactions after December 31, 2006, tested quarterly. As of December 31, 2009, our tangible net worth, as calculated pursuant to the loan agreement, was $74.5 million. The Company received a waiver for non-compliance with both of these covenants. In connection with the waiver, the credit facility was amended on March 31, 2010 to require maintenance of a consolidated loan to value ratio that does not exceed 77.5% and a minimum tangible net worth of not less than $70 million, in each case, through the maturity of the credit facility. The amendment also reduced our quarterly minimum consolidated fixed charge coverage ratio covenant (based on a rolling twelve month period) through the maturity of the credit facility from: 0.90 to 1 after preferred dividends and 1.00 to 1 before preferred dividends; to 0.75 to 1 after preferred dividends and 0.80 to 1 before preferred dividends. The credit facility with Wells Fargo Bank was also amended on March 31, 2010 to extend the maturity date from May 12, 2010 to August 12, 2010, require a $200,000 principal payment on March 31, 2010 and require a $100,000 principal payment on April 30, 2010.

(Dollars in thousands, except per share data)

On March 25, 2010, our credit facilities with General Electric Capital Corporation were amended to require us to maintain $3.9 million of total adjusted EBITDA (based on a rolling twelve month period), tested quarterly commencing on December 31, 2009, with respect to our GE-encumbered properties through 2011, in lieu of maintenance of minimum fixed charge coverage ratios (FCCRs). This required minimum level of total adjusted EBITDA will be reduced by the pro rata percentage of total adjusted EBITDA attributable to any GE-encumbered properties that are sold, if certain conditions are satisfied. As of December 31, 2009, our total adjusted EBITDA, as calculated pursuant to the loan agreement, with respect to our GE-encumbered properties was $5.2 million (the reduction for sold properties was $0.7 million). Commencing in 2012 and continuing for the term of the loans, we are required to maintain, with respect to our GE-encumbered properties, a before dividend FCCR (based on a rolling twelve month period) of 1.3 to 1 and after dividend FCCR (based on a rolling twelve month period) of 1.0 to 1.

The GE amendment also: (a) reduces our consolidated debt service coverage ratio covenant (based on a rolling twelve month period) from 1.4 to 1 for each quarter of 2009 and 1.5 to 1 each quarter thereafter for the term of the loans to 1.05 to 1 for the quarter ended December 31, 2009 and each quarter thereafter through 2011 and 1.5 to 1 each quarter thereafter for the term of the loans; (b) defers prepayment fees with respect to prepayments required as a result of the sale of any of our Masters Inn hotels until January 1, 2012; and (c) implements a quarterly cash flow sweep, equal to the amount by which our consolidated debt service coverage ratio exceeds 1.75 to 1, to pay deferred prepayment fees. As of December 31, 2009, our consolidated debt service coverage ratio, as calculated pursuant to the loan agreement, was 1.35 to 1. In connection with previous amendments and waivers, the interest rate of the loans under our credit facilities with GE have increased by 1.5%. If our FCCR with respect to our GE-encumbered properties equals or exceeds 1.3 to 1 before dividends and 1.0 to 1 after dividends for two consecutive quarters, the cumulative 1.5% increase in the interest rate of the loans will be eliminated.

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2009

Hotel and Location	Encum-brance	Initial Cost		Additions, (Dispositions), (Impairments), Subsequent to Acquisition		Gross Amount at December 31, 2009			Net Book Value
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	
Comfort Inn									
Minocqua, Wisconsin	GWB	$ 214,505	$ 1,458,389	$ -	$ 360,308	$ 214,505	$ 1,818,697	$ (864,976)	$ 1,168,226
Sheboygan, Wisconsin	GWB	286,970	1,716,782	-	369,834	286,970	2,086,616	(1,005,324)	1,368,262
Chambersburg, Pennsylvania	GRW	89,000	2,346,362	-	346,747	89,000	2,693,109	(993,508)	1,788,601
Culpeper, Virginia	GRW	182,264	2,142,652	-	570,695	182,264	2,713,347	(1,007,401)	1,888,210
Dublin, Virginia	VB	152,239	3,700,710	-	807,010	152,239	4,507,720	(2,051,286)	2,608,673
Farmville, Virginia	GRW	253,618	2,162,087	-	572,435	253,618	2,734,522	(1,202,785)	1,785,355
Morgantown, West Virginia	GRW	398,322	3,853,651	-	914,063	398,322	4,767,714	(2,032,395)	3,133,641
New Castle, Pennsylvania	GRW	56,648	4,101,254	-	668,027	56,648	4,769,281	(1,747,764)	3,078,165
Princeton, West Virginia	GRW	387,567	1,774,501	-	693,826	387,567	2,468,327	(1,148,377)	1,707,517
Rocky Mount, Virginia	GRW	193,841	2,162,429	-	186,691	193,841	2,349,120	(956,072)	1,586,889
Solomons, Maryland	GRW	2,303,990	2,988,255	-	1,936,630	2,303,990	4,924,885	(2,467,194)	4,761,681
Erlanger, Kentucky	GWB	750,000	2,822,201	-	624,837	750,000	3,447,038	(752,925)	3,444,113
Fayetteville, North Carolina	CITI	725,000	3,910,514	-	400,828	725,000	4,311,342	(891,947)	4,144,395
Fayetteville Car Wash, North Carolina	CITI	-	164,128	-	8,707	-	172,835	(51,759)	121,076
Alexandria, Virginia	WA BMI	2,500,000	9,373,060	-	1,593,014	2,500,000	10,966,074	(1,093,267)	12,372,807
Glasgow, Kentucky	GE 3CI	500,000	2,456,305	-	517,042	500,000	2,973,347	(247,492)	3,225,855
Super 8									
Creston, Iowa	GRW	56,000	840,580	89,607	2,323,996	145,607	3,164,576	(1,739,345)	1,570,838
Columbus, Nebraska	GWB	51,716	571,178	51,666	737,444	103,382	1,308,622	(873,517)	538,487
O'Neill, Nebraska	GRW	75,000	667,074	46,075	1,128,696	121,075	1,795,770	(998,090)	918,755
Omaha, Nebraska	GWB	164,034	1,053,620	-	1,242,159	164,034	2,295,779	(1,596,573)	863,240
Lincoln, Nebraska (West "O")	GWB	139,603	1,234,988	63,153	997,222	202,756	2,232,210	(1,415,410)	1,019,556
Lincoln, Nebraska (Cornhusker)	GWB	226,174	1,068,520	271,817	1,911,344	497,991	2,979,864	(1,731,762)	1,746,093
Keokuk, Iowa	GRW	55,000	642,783	71,175	645,329	126,175	1,288,112	(869,424)	544,863
Iowa City, Iowa	GRW	227,290	1,280,365	-	602,524	227,290	1,882,889	(1,305,827)	804,352
Omaha, Nebraska (Ak-sar-ben)	GWB	203,453	1,054,497	-	358,930	203,453	1,413,427	(948,556)	668,324
Kirksville, Missouri	GWB	151,225	830,457	-	320,301	151,225	1,150,758	(782,140)	519,843
Burlington, Iowa	GRW	145,000	867,116	-	384,040	145,000	1,251,156	(829,542)	566,614
Sedalia, Missouri	GWB	185,025	917,809	-	667,665	185,025	1,585,474	(984,358)	786,141
Hays, Kansas	GWB	317,762	1,133,765	19,519	490,917	337,281	1,624,682	(1,054,755)	907,208
Moberly, Missouri	GWB	60,000	1,075,235	-	415,869	60,000	1,491,104	(972,525)	578,579
Pittsburg, Kansas	GRW	130,000	852,131	-	299,348	130,000	1,151,479	(775,992)	505,487
Manhattan, Kansas	GWB	261,646	1,254,175	(10,000)	576,709	251,646	1,830,884	(1,118,998)	963,532
Clinton, Iowa	GRW	135,153	805,067	(46,089)	350,210	89,064	1,155,277	(750,298)	494,043
Mt. Pleasant, Iowa	GRW	85,745	536,064	21,507	522,758	107,252	1,058,822	(686,475)	479,599
Wichita, Kansas	GWB	435,087	1,806,979	-	737,367	435,087	2,544,346	(1,634,194)	1,345,239

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2009

Hotel and Location	Encum-brance	Initial Cost		Additions, (Dispositions), (Impairments), Subsequent to Acquisition		Gross Amount at December 31, 2009			Net Book Value
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	
Super 8 - continued									
Kingdom City, Missouri	NON	176,970	877,287	-	381,666	176,970	1,258,953	(743,912)	692,011
Lenexa, Kansas	GWB	454,113	1,722,866	-	447,915	454,113	2,170,781	(1,389,037)	1,235,857
Pella, Iowa	GRW	61,853	664,610	-	170,222	61,853	834,832	(535,162)	361,523
Storm Lake, Iowa	GRW	90,033	819,202	41,344	624,323	131,377	1,443,525	(781,404)	793,498
West Plains, Missouri	GWB	112,279	861,178	-	203,642	112,279	1,064,820	(640,060)	537,039
Jefferson City, Missouri	GWB	264,707	1,206,886	-	361,715	264,707	1,568,601	(959,281)	874,027
El Dorado, Kansas	NON	96,764	418,333	467	645,464	97,231	1,063,797	(608,546)	552,482
Wayne, Nebraska	GWB	79,127	685,135	-	190,885	79,127	876,020	(507,341)	447,806
Batesville, Arkansas	GWB	81,483	811,371	-	219,241	81,483	1,030,612	(570,500)	541,595
Fayetteville, Arkansas	GWB	255,731	1,549,271	-	332,617	255,731	1,881,888	(1,007,052)	1,130,567
Omaha, Nebraska (West Dodge)	GWB	593,518	1,758,275	-	381,089	593,518	2,139,364	(1,120,353)	1,612,529
Watertown, South Dakota	EVB	51,237	1,296,312	-	563,788	51,237	1,860,100	(938,105)	973,232
Norfolk, Nebraska	GRW	226,971	1,587,581	-	531,293	226,971	2,118,874	(979,334)	1,366,511
Park City, Kansas	EVB	275,962	891,933	-	532,133	275,962	1,424,066	(747,397)	952,631
Muscatine, Iowa	GWB	204,890	1,616,090	-	353,342	204,890	1,969,432	(937,346)	1,236,976
Fort Madison, Iowa	GWB	104,855	871,075	-	265,466	104,855	1,136,541	(548,321)	693,075
Parsons, Kansas	NON	167,849	1,195,484	-	248,492	167,849	1,443,976	(640,503)	971,322
Portage, Wisconsin	GRW	203,032	1,839,321	-	322,044	203,032	2,161,365	(942,263)	1,422,134
Antigo, Wisconsin	GWB	234,605	1,485,579	-	344,385	234,605	1,829,964	(841,482)	1,223,087
Shawano, Wisconsin	GRW	244,935	1,672,123	-	286,052	244,935	1,958,175	(888,521)	1,314,589
Tomah, Wisconsin	GWB	211,975	2,079,714	(59,834)	450,952	152,141	2,530,666	(1,087,025)	1,595,782
Menomonie, Wisconsin	GRW	451,520	2,398,446	-	371,581	451,520	2,770,027	(1,091,401)	2,130,146
Neosho, Missouri	WF	232,000	1,416,216	(55,767)	403	176,233	1,416,619	(642,852)	950,000
Clarinda, Iowa	GWB	75,000	1,276,923	-	115,599	75,000	1,392,522	(226,548)	1,240,974
Billings, Montana	GE MOA	518,000	4,807,220	-	128,273	518,000	4,935,493	(480,082)	4,973,411
Boise, Idaho	GE MOA	612,000	5,709,976	-	96,256	612,000	5,806,232	(538,451)	5,879,781
Columbus, Georgia	GE MOA	441,000	4,173,299	-	231,843	441,000	4,405,142	(429,514)	4,416,628
Terre Haute, Indiana	GE MOA	547,000	4,976,600	-	293,938	547,000	5,270,538	(553,827)	5,263,711
Green Bay, Wisconsin	GE-GB	570,000	2,784,052	-	49,404	570,000	2,833,456	(222,790)	3,180,666
							-		
Sleep Inn							-		
Omaha, Nebraska	WF	400,000	3,275,773	-	344,666	400,000	3,620,439	(714,121)	3,306,318
Louisville, Kentucky	GE LSI	350,000	1,288,002	-	468,649	350,000	1,756,651	(194,954)	1,911,697
							-		
Holiday Inn Express							-		
Harlan, Kentucky	GRW	-	2,949,276	-	816,906	-	3,766,182	(1,457,488)	2,308,694
Danville, Kentucky	GRW	155,717	2,971,403	-	722,080	155,717	3,693,483	(1,528,480)	2,320,720

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2009

Hotel and Location	Encum-brance	Initial Cost		Additions, (Dispositions), (Impairments), Subsequent to Acquisition		Gross Amount at December 31, 2009			Net Book Value
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	
Hampton Inn									
Cleveland, Tennessee	GRW	212,914	2,370,499	-	964,314	212,914	3,334,813	(1,429,999)	2,117,728
Shelby, North Carolina	GRW	253,921	2,782,042	-	1,026,563	253,921	3,808,605	(1,791,638)	2,270,888
		-	-	-	-		-	-	
Comfort Suites		-	-	-	-		-	-	
Dover, Delaware	GRW	337,113	5,179,187	-	75,441	337,113	5,254,628	(1,947,333)	3,644,408
Ft. Wayne, Indiana	CITI	1,200,000	4,803,605	-	652,154	1,200,000	5,455,759	(1,333,721)	5,322,038
Lafayette, Indiana	CITI	850,000	3,473,808	-	164,152	850,000	3,637,960	(737,790)	3,750,170
Marion, Indiana	CITI	430,000	1,945,383	-	274,386	430,000	2,219,769	(638,092)	2,011,677
South Bend, Indiana	GE SB	500,000	11,512,314	-	280,715	500,000	11,793,029	(1,970,758)	10,322,271
Warsaw, Indiana	CITI	650,000	2,500,570	-	228,471	650,000	2,729,041	(641,901)	2,737,140
Louisville, Kentucky	GE 3CI	500,000	2,186,715	-	742,109	500,000	2,928,824	(312,820)	3,116,004
		-	-	-	-		-	-	
Ramada		-	-	-	-		-	-	
Ellenton, Florida	GRW	546,945	2,293,464	-	917,534	546,945	3,210,998	(1,461,099)	2,296,844
		-	-	-	-		-	-	
Guest House Inn		-	-	-	-		-	-	
Ellenton, Florida	GRW	290,373	2,102,371	-	231,253	290,373	2,333,624	(857,205)	1,766,792
Jackson, Tennessee	GRW	261,506	3,430,541	(95,480)	(936,838)	166,026	2,493,703	(992,860)	1,666,869
Tara Inn & Suites							-		
							-		
Jonesboro, Georgia	GWB	685,000	5,357,276	(451,104)	(3,262,065)	233,896	2,095,211	(267,203)	2,061,904
Baymont Inn							-		
							-		
Brooks, Kentucky	GE 3CI	500,000	2,008,474	(214,114)	(552,509)	285,886	1,455,965	(130,140)	1,611,711
							-		
Days Inn							-		
							-		
Farmville, Virginia	GRW	384,591	1,967,727	-	437,822	384,591	2,405,549	(950,792)	1,839,348
Alexandria, Virginia	WA BMI	2,500,000	6,544,271	-	1,563,380	2,500,000	8,107,651	(864,645)	9,743,006
Fredericksburg South, Virginia	WA BMI	1,510,000	1,786,979	-	823,698	1,510,000	2,610,677	(280,197)	3,840,480
Shreveport, Louisiania	WA BMI	1,250,000	2,964,484	-	1,162,842	1,250,000	4,127,326	(537,821)	4,839,505
Bossier City, Louisiania	WF	1,025,000	5,117,686	-	1,278,293	1,025,000	6,395,979	(719,627)	6,701,352
Fredericksburg North, Virginia	WF	650,000	3,142,312	-	865,028	650,000	4,007,340	(438,805)	4,218,535
Ashland, Kentucky	GE 2DI	320,000	1,303,003	-	362,443	320,000	1,665,446	(194,637)	1,790,809
Glasgow, Kentucky	GE 2DI	425,000	2,206,805	-	142,220	425,000	2,349,025	(192,517)	2,581,508
Sioux Falls, Airport	GE SF	-	2,397,714	-	193,665	-	2,591,379	(231,189)	2,360,190
Sioux Falls, Empire	GE SF	480,000	1,988,692	-	207,815	480,000	2,196,507	(204,475)	2,472,032

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2009

Hotel and Location	Encum-brance	Initial Cost		Additions, (Dispositions), (Impairments), Subsequent to Acquisition		Gross Amount at December 31, 2009			
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Extended Stay-Savanna Suites									
Atlanta, Georgia	GE PINE *	1,865,000	3,997,960	(981,952)	(1,885,992)	883,048	2,111,968	(177,871)	2,817,145
Augusta, Georgia	GE SS	750,000	3,816,246	-	132,940	750,000	3,949,186	(472,734)	4,226,452
Chamblee, Georgia	GE SS	1,650,000	3,563,648	-	103,234	1,650,000	3,666,882	(523,484)	4,793,398
Greenville, South Carolina	GE SS	550,000	3,408,375	(255,316)	(1,317,042)	294,684	2,091,333	(422,895)	1,963,122
Jonesboro, Georgia	GE SS	875,000	2,978,463	(394,903)	(1,332,526)	480,097	1,645,937	(117,709)	2,008,325
Savannah, Georgia	GE SS	1,250,000	4,052,678	-	(194,183)	1,250,000	3,858,495	(176,851)	4,931,644
Stone Mountain, Georgia	GE SS	725,000	3,840,600	-	114,351	725,000	3,954,951	(504,957)	4,174,994
		-	-	-	-		-	-	
Supertel Inn		-	-	-	-		-	-	
Jane, Missouri	WF	680,000	1,571,500	(499,048)	(892,662)	180,952	678,838	(242,190)	617,600
Neosho, Missouri	WF	180,000	1,835,800	(90,223)	(732,571)	89,777	1,103,229	(243,006)	950,000
Creston, Iowa	GWB	234,866	2,708,224	-	9,748	234,866	2,717,972	(470,929)	2,481,909
		-	-	-	-		-	-	
Key West Inns		-	-	-	-		-	-	
Key Largo, Florida	GRW	339,425	3,238,530	-	946,887	339,425	4,185,417	(1,651,599)	2,873,243
							-		
Masters							-		
Augusta, Georgia	GE Masters	350,000	1,067,896	-	73,364	350,000	1,141,260	(166,650)	1,324,610
Columbia-I26, South Carolina	GE Masters	450,000	1,395,861	-	71,005	450,000	1,466,866	(183,993)	1,732,873
Columbia-Knox Abbot Dr, South Carolina	GE Masters	-	1,474,612	-	146,443	-	1,621,055	(261,398)	1,359,657
Charleston North, South Carolina	GE Masters	700,000	2,895,079	(177,917)	(522,110)	522,083	2,372,969	(307,552)	2,587,500
Doraville, Georgia	GE Masters	420,000	1,523,435	(96,305)	(233,857)	323,695	1,289,578	(165,773)	1,447,500
Garden City, Georgia	GE Masters	570,000	2,443,603	(119,467)	(325,661)	450,533	2,117,942	(265,975)	2,302,500
Marietta, Georgia	GE Masters	400,000	1,836,260	(174,645)	(601,388)	225,355	1,234,872	(202,727)	1,257,500
Mt Pleasant, South Carolina	GE Masters	725,000	5,112,136	(298,197)	(1,817,077)	426,803	3,295,059	(421,862)	3,300,000
Tampa East, Florida	GE Masters	192,416	3,413,132	(103,117)	(1,759,136)	89,299	1,653,996	(319,545)	1,423,750
Tampa Fairgrounds, Florida	GE Masters	580,000	3,018,614	(174,055)	(741,162)	405,945	2,277,452	(285,897)	2,397,500
Tucker, Georgia	GE Masters	510,000	2,699,751	(119,620)	(480,519)	390,380	2,219,232	(259,612)	2,350,000
Tuscaloosa, Alabama	GE Masters	740,000	4,025,844	(254,463)	(1,128,619)	485,537	2,897,225	(367,762)	3,015,000
Cave City, Kentucky	NON	249,000	377,197	-	236,377	249,000	613,574	(120,211)	742,363
Subtotal Hotel Properties		51,392,073	277,223,861	(3,995,286)	32,492,576	47,396,787	309,716,437	(92,536,152)	264,577,072
Construction in Progress		-	-	-	295,977	-	295,977		295,977
Office building	EVB	68,765	1,516,627	-	697,807	68,765	2,214,434	(1,425,504)	857,695
Total		$ 51,460,838	$ 278,740,488	$ (3,995,286)	$ 33,486,360	$ 47,465,552	$ 312,226,848	$ (93,961,656)	$ 265,730,744

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2009

Encumbrance codes refer to the following lenders:

NON	Unencumbered		EVB	Elkhorn Valley Bank
GRW	Greenwich Capital Loan		VB	Village Bank
GWB	Great Western Bank		CITI	Citigroup Global Markets Realty
GE SB	GE Capital Franchise Finance		WF	Wells Fargo Bank
GE SS	GE Capital Corporation		WA BMI	Wachovia
GE Pine	GE Capital Corporation		GE MOA	GE Capital Corporation
GE Masters	GE Capital Corporation		GE SF	GE Capital Corporation
GE GB	GE Capital Corporation		GE 3CI	GE Capital Corporation
GE LSI	GE Capital Corporation		GE 2 DI	GE Capital Corporation

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2009

	ASSET BASIS		Total
(a)	**Balance at December 31, 2006**	$	254,241,000
	Additions to buildings and improvements	$	122,445,987
	Disposition of buildings and improvements		(447,207)
	Impairment loss		
	Balance at December 31, 2007	$	376,239,780
	Additions to buildings and improvements	$	34,157,694
	Disposition of buildings and improvements		(9,275,478)
	Impairment loss		(250,000)
	Balance at December 31, 2008	$	400,871,996
	Additions to buildings and improvements	$	4,485,009
	Disposition of buildings and improvements		(18,942,418)
	Impairment loss		(26,722,187)
	Balance at December 31, 2009	$	359,692,400

	ACCUMULATED DEPRECIATION		Total
(b)	**Balance at December 31, 2006**	$	63,508,717
	Depreciation for the period ended December 31, 2007		12,204,660
	Depreciation on assets sold or disposed		(418,324)
	Balance at December 31, 2007	$	75,295,053
	Depreciation for the period ended December 31, 2008		14,979,630
	Depreciation on assets sold or disposed		(3,283,741)
	Balance at December 31, 2008	$	86,990,942
	Depreciation for the period ended December 31, 2009		14,242,727
	Depreciation on assets sold or disposed		(4,697,660)
	Impairment loss	$	(2,574,353)
	Balance at December 31, 2009	$	93,961,656

(c) The aggregate cost of land, buildings, furniture and equipment for Federal income tax purposes is approximately $386 million.

(d) Depreciation is computed based upon the following useful lives:

Buildings and improvements	15 - 40 years
Furniture and equipment	3 - 12 years

(e) The Company has mortgages payable on the properties as noted. Additional mortgage information can be found in Note 6 to the consolidated financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation was performed under the supervision of management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15 of the rules promulgated under the Securities and Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports the Company files or submits under the Securities Exchange Act of 1934 was (1) accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures and (2) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. No changes in the Company's internal controls over financial reporting occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Securities Exchange Act Rule 13a-15(f). The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's internal control over financial reporting. The Company's management used the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) to perform this evaluation. Based on that evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Item 9B. Other Information

Because this Annual Report on Form 10-K is being filed within four business days after the applicable triggering events, the information below is being disclosed under this Item 9B instead of under Item 1.01 (Entry into a Material Definitive Agreement) of Form 8-K.

The Company received amendments and waivers of certain of its financial covenants with certain of its lenders on March 25, 2010 and March 29, 2010, and certain of the Company's loans were further amended on March 25, 2010 and March 29, 2010, as described in, and incorporated herein by reference from, Item 7 of this Annual Report on Form 10-K under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning the directors and executive officers of the Company is incorporated by reference from information relating to executive officers of the Company set forth in Part I of this Form 10-K and to the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement") under the captions "Corporate Governance" and "Election of Directors."

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's Chief Executive Officer and Chief Financial Officer and has posted the Code of Business Conduct and Ethics on its Web site. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments to or waivers from any provision of the Code of Business Conduct and Ethics applicable to the Company's Chief Executive Officer and Chief Financial Officer by posting that information on the Company's Web site at www.supertelinc.com.

Item 11. Executive Compensation

Information regarding executive and director compensation is incorporated by reference to the 2010 Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-end," and "Director Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding the stock ownership of each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, of each director and executive officer of Supertel Hospitality, Inc., and all directors and executive officers as a group, is incorporated by reference to the 2010 Proxy Statement under the caption "Ownership of the Company's Common Stock By Management and Certain Beneficial Owners."

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued upon exercise of options, warrants and rights under existing equity compensation plans as of December 31, 2009.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation (including securities plans reflected in column(a)) (c)
Equity compensation plans approved by security holders	230,715	$4.45	15,000
Equity compensation plans not approved by security holders	-	-	-
Total	230,715	$4.45	15,000

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the 2010 Proxy Statement under the caption "Corporate Governance."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the 2010 Proxy Statement under the caption "Independent Public Registered Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) *Financial Statements and Schedules.*

Exhibits.

3.1(b) Second Amended and Restated Articles of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

3.2 Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 6, 2007).

10.1 Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

10.2 Form of Master Lease Agreement made as of January 1, 2002 by and between Supertel Limited Partnership, E&P Financing Limited Partnership, Solomons Beacon Inn Limited Partnership and TRS Leasing, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

10.3 Loan Agreement dated as of November 26, 2002 by and among Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.4 Promissory Note dated as of November 26, 2002 between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.5 Guaranty of Recourse Obligations dated as of November 26, 2002 made by the Company in favor of Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.6 Pledge and Security Agreement dated as of November 26, 2002 by the Company, Supertel Limited Partnership, TRS Leasing, Inc. and Solomons GP, LLC, for the benefit of Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.7 Master Lease Agreement dated as of November 26, 2002 between Solomons Beacon Inn Limited Partnership and TRS Subsidiary, LLC. (incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.8 First Amended and Restated Master Lease Agreement dated as of November 26, 2002 between Supertel Limited Partnership, E&P Financing Limited Partnership, TRS Leasing, Inc. and Solomons Beacon Inn Limited Partnership. (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.9* Hotel Management Agreement dated as of August 1, 2004 between TRS Leasing, Inc., TRS Subsidiary, LLC and Royco Hotels, Inc.

10.10 Amendment dated January 1, 2007 to Hotel Management Agreement dated August 1, 2004 by and between Royco Hotels, Inc., TRS Leasing, Inc., TRS Subsidiary, LLC and SPPR TRS Subsidiary, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 1, 2007).

10.11 Management Agreement dated May 16, 2007 between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.12 Amendment to Management Agreement dated July 15, 2008 between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

10.13 Amended and Restated Loan Agreement dated December 3, 2008 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 3, 2008).

10.14 First Amendment dated February 4, 2009 between the Company and Great Western Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2009.

10.15 Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated August 18, 2006 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2006).

10.16 Unconditional Guaranty of Payment and Performance dated August 18, 2006 by the Company to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 17, 2006).

10.17 Amendment No. 1 to the Promissory Note dated August 18, 2006 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 1, 2008).

10.18 Promissory Note, Loan Agreement and form of Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated January 5, 2007 by Supertel Limited Partnership to and for the benefit of

General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 5, 2007).

10.19 Amendment No. 1 to the Promissory Note dated January 5, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 1, 2008).

10.20 Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated May 16, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.21 Unconditional Guaranty of Payment and Performance dated May 16, 2007 by the Company to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.22 Amendment No. 1 to the Promissory Note dated May 16, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated May 1, 2008).

10.23 Loan Modification Agreements dated as of September 30, 2009 by and between General Electric Capital Corporation, the Company, Supertel Limited Partnership, Supertel Hospitality REIT Trust and SPPR-South Bend, LLC, (incorporated herein by reference to Exhibits 10.1 and 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

10.24* Covenant Waiver dated as of November 9, 2009 by General Electric Capital Corporation to the Company, Supertel Limited Partnership, Supertel Hospitality REIT Trust and SPPR-South Bend, LLC.

10.25 Unconditional Guaranties of Payment and Performance dated March 16, 2009, by the Company and Supertel Hospitality REIT Trust to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2009).

10.26 Global Amendment and Consent dated March 16, 2009 between Supertel Limited Partnership, SPPR-South Bend, LLC and General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2009).

10.27 Employment Agreement dated as of September 1, 2005 by and between the Company and Paul Schulte (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 25, 2005).

10.28 Amendment dated April 2, 2009 of Employment Agreement dated September 1, 2005 by and between the Company and Paul Schulte (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 2, 2009).

10.29 Employment Agreement dated as of September 1, 2005 by and between the Company and Don Heimes (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 25, 2005).

10.30 The Company's 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10.31 Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.32 Amendment dated May 28, 2009, to the Company's 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 28, 2009).

10.33 Employment Agreement of Kelly Walters, dated November 17, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 2009).

10.34 Employment Agreement of Steven C. Gilbert, dated November 17, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 17, 2009).

10.35 Employment Agreement of Corrine L. Scarpello, dated November 17, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 17, 2009).

10.36 Employment Agreement of David L. Walter dated November 17, 2009 (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 17, 2009).

10.37 Director and Named Executive Officers Compensation is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis", "Compensation Committee Report", "Summary Compensation Table", "Grants of Plan-Based Awards for Fiscal Year 2009", "Outstanding Equity Awards at Fiscal Year-End", and "Director Compensation" in the Company's Proxy Statement for the Annual Meeting of Stockholders on May 27, 2010.

21.0* Subsidiaries.

23.1* Consent of KPMG LLP.

31.1* Section 302 Certification of Chief Executive Officer.

31.2* Section 302 Certification of Chief Financial Officer.

32.1* Section 906 Certifications.

Pursuant to Item 601 (b)(4) of Regulation S-K, certain instruments with respect to the Company's long-term debt are not filed with this Form 10-K. The Company will furnish a copy of any such long-term debt agreement to the Securities and Exchange Commission upon request.

Management contracts and compensatory plans are set forth as Exhibits 10.27 through 10.37.

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERTEL HOSPITALITY, INC.

March 31, 2010

By: /s/ Kelly A. Walters
Kelly A. Walters
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the date indicated above.

By: /s/ Kelly A. Walters
Kelly A. Walters
President and Chief Executive Officer
(principal executive officer)

By: /s/ Corrine L. Scarpello
Corrine L. Scarpello
Chief Financial Officer and Corporate Secretary
(principal financial and accounting officer)

By: /s/ William C. Latham
William C. Latham
Chairman of the Board

By: /s/ Steve H. Borgmann
Steve H. Borgmann
Director

By: /s/ Paul J. Schulte
Paul J. Schulte
Director

By: /s/ Jeffrey M. Zwerdling
Jeffrey M. Zwerdling
Director

By: /s/ Allen L. Dayton
Allen L. Dayton
Director

By: /s/ George R. Whittemore
George R. Whittemore
Director

By: /s/ Patrick J. Jung
Patrick J. Jung
Director

Exhibit 31.1

CERTIFICATIONS

I, Kelly A. Walters, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2009 of Supertel Hospitality, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 31, 2010

/s/ Kelly A. Walters
Kelly A. Walters
President and Chief Executive Officer

Exhibit 31.2

I, Corrine L. Scarpello, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2009 of Supertel Hospitality, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 31, 2010

/s/ Corrine L. Scarpello
Corrine L. Scarpello
Chief Financial Officer and Secretary

Exhibit 32.1

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Supertel Hospitality, Inc., on Form 10-K for the year ending December 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Kelly A. Walters, President and Chief Executive Officer of Supertel Hospitality, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Supertel Hospitality, Inc. at the dates and for the periods indicated.

March 31 , 2010

/s/ Kelly A. Walters
Kelly A. Walters
President and Chief Executive Officer

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Supertel Hospitality, Inc., on Form 10-K for the year ending December 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Corrine L. Scarpello, Chief Financial Officer and Secretary of Supertel Hospitality, Inc., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Supertel Hospitality, Inc. at the dates and for the periods indicated.

March 31 , 2010

/s/ Corrine L. Scarpello
Corrine L. Scarpello
Chief Financial Officer and Secretary

This page intentionally left blank.

Officers of the Company



Kelly A. Walters
President
Chief Executive Officer



Corrine L. "Connie" Scarpello
Senior Vice President
Chief Financial Officer



Steve C. Gilbert
Senior Vice President
Chief Operating Officer



David L. Walter
Senior Vice President
Treasurer



Matthew Buckley
Vice President,
Capital Expenditures



Paul Heybrock
Vice President
Controller



Mark Larimore
Assistant Vice President,
Capital Expenditures



Pat Morland
Assistant Vice President,
Human Resources



Vicki Staab
Assistant Vice President,
Capital Expenditures

Board of Directors



William C. Latham
Chairman of the Board



Steve H. Borgmann
Director



Allen L. Dayton
Director



Patrick J. Jung
Director



Paul J. Schulte
Director



George R. Whittemore
Director



Jeffrey M. Zwerdling
Director

Corporate Headquarters

309 N 5th Street
Norfolk, NE 68701

Website

www.supertelinc.com

Certified Public Accountants

KPMG LLP
Omaha, NE

Stock Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

www.amstock.com

1.800.937.5449

Annual Meeting

The annual meeting of shareholders will be held on Thursday, May 27, 2010 at 10:00 a.m., local time, at the Durham Western Heritage Museum, 801 South 10th Street, Omaha, NE 68108.

Form 10-K

Additional copies of Supertel Hospitality's Form 10-K Annual Report for 2009 may be requested through the Company's website or by contacting the Investor Relations department.

Stock Exchange Listing

Supertel Hospitality's common stock is listed on the NASDAQ Global Market system under the symbol SPPR.

Investor Relations

309 N 5th Street
Norfolk, NE 68701
402.371.2520

Management Company Offices

Royco Hotels Inc.
309 N 5th Street
Norfolk, NE 68701
402.371.2520

HLC Hotels Inc.
7080 Abercorn Street
Savannah, GA 31406
912.352.4493



SUPERTEL
HOSPITALITY, INC.

309 North 5th Street
Norfolk, NE 68701

402.371.2520

www.supertelinc.com